№82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

№ 08-15/319 от 28.08.2003



03 SEP -8 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs,

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (as attached):

1. Notices of the material events of the issuer's business activity (3 events).
2. QUARTERLY REPORT OF SECURITIES ISSUER for the 1st quarter of 2003
3. CenterTelecom posted tentative results of 1H2003 capital construction plan
4. CenterTelecom met 1H2003 targets

Sincerely yours,

Ruben A. Amaryan
General Director

27.08.03

dlw 9/8

82-5198

CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

03 SEP -8 AM 7:21

July 29, 2003. CenterTelecom posted tentative results of 1H2003 capital construction plan

July 29, 2003. JSC CenterTelecom summed up preliminary results of fulfillment of the capital construction plan for 1H2003. According to reports in 1H2003:

186,000 subscriber lines were put into operation, or 125% of the planned amount, of which:
171,000 lines in urban networks (128%), and
14,900 lines in rural networks (104.5%).

Leaders among regional operating subsidiaries are Ryazan branch of JSC CenterTelecom, Voronezhsvyazinform – a branch of JSC CenterTelecom, Bryansksvyazinform – a branch of JSC CenterTelecom.

Some 766 km of fiber-optic cable links were put into service, with the bulk made operable in the Vladimir region (583 km). In Moscow subsidiary 121.5 km of fiber-optic lines were brought into operation and Ryazan subsidiary added another 20 km.

Total capital expenditures amounted to RUR2.3 billion.

For reference: consolidated capital expenditures across all subsidiaries in the same period last year were RUR1.548 billion.

CenterTelecom met 1H2003 targets

According to posted financial results of operations in 1H2003 according to Russian Accounting Standards (RAS) target objectives are met.

Gross income reached RUR**9.315 billion**, or 123.9 % of last year income.

Revenues from sales of telecommunications services jumped to RUR**9.164 billion.**

Operation costs and expenses amounted to RUR**6.886 billion.**

Sales margin reached some RUR**2.428 billion** – 27% higher than in 1H2002.

Net profit doubled as compared to the same period last year reaching some RUR**813.2 million.**

CenterTelecom balance sheet as of July 31, 2003 can be viewed at the corporate site.

82-5198

Joint-Stock Company (JSC) Central Telecommunication Company
INN 5000000970

03 SEP -8 AM 7:21

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***August 20, 2003***
Code of the fact (event, action): ***0200194A20082003***

Mr. Ruben A. Amaryan, General Director of Joint-Stock Central Telecommunication Company, member of the Board of Directors, member of the collective governing body – the Management Board of JSC CenterTelecom.

Share in the Issuer's Charter capital before the change: 0.01327%
Share in the Issuer's Charter capital before the change: 0.01391%.

Date of the change: August 20, 2003

R.Amaryan
General Director

Corporate seal

82-5198

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***August 20, 2003***
Code of the fact (event, action): ***0200194A20082003***

Aleksey A. Lokotkov, First Deputy General Director of Joint-Stock Central Telecommunication Company, member of the collective governing body – the Management Board of JSC CenterTelecom.

Share in the Issuer's Charter capital before the change: 0.00996%
Share in the Issuer's Charter capital before the change: 0.01149%

Date of the change: August 20, 2003

R. Amaryan
General Director

Corporate seal

82-5198

APPROVED by
the Board of Directors of Joint-Stock Central Telecommunication Company
Minutes # 8 of May 13, 2003
General Director of Joint-Stock Investitsionnaya Kompania Svyazi
(Telecommunications Investment Company)
/signature/ V. Yashin
Corporate Seal of JSC CenterTelecom

QUARTERLY REPORT

OF SECURITIES ISSUER

for the 1st quarter of 2003

Joint-Stock Company Central Telecommunication Company

Issuer's code: 00194-A

Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Postal address: 6 Degtiarny pereulok, building 2, Moscow, 125993, GSP-3, Russia.

Data contained in this quarterly report shall be disclosed pursuant to provisions of the laws on securities of the Russian Federation.

General Director of JSC CenterTelecom
/signature/ R.A.Amaryan

Chief Accountant of JSC CenterTelecom
/signature/ R.P. Konstantinova

Official Seal of the Company
April 30, 2003

Contact person: *Ms. Natalia A. Sudareva*
Deputy Director of Securities and Corporate Governance Department
Head of Securities Issues
Phone: *(+7 095) 209-3849*, Fax: *(+7 095) 209-2829*
E-mail: **ocb@esmr.ru**

A. Description of the Issuer

9. Full registered name of the Issuer:
Joint-Stock Company Central Telecommunication Company

10. Abbreviated name:
ОАО «ЦентрТелеком» (in Russian)
JSC CenterTelecom

11. Changes in the name and legal status of the Issuer
Joint-Stock Company (Public) Central Telecommunication Company.
JSC CenterTelecom
Took effect on: ***June 18, 2001***

Joint-Stock Company (Public) Elektrosvyaz of the Moscow region.
JSC Elektrosvyaz of the Moscow region
Took effect on: ***July 23, 1997***

Public Joint-Stock Company Elektrosvyaz of the Moscow region.
JSC Elektrosvyaz of the Moscow region
Took effect on: ***June 9, 1994***

Current name took effect on: ***June 18, 2001***

12. State registration of the Issuer and licenses granted to it.
Date of state registration of the Issuer: ***July 23, 1997***
Number of the state registration certificate (any other document of the state registration of the Issuer): ***50:10:00124***
Authority performing state registration: ***Registration Chamber of the Moscow region.***

Licenses:
Number: ***24064***
Date of issue: ***October 24, 2002***
Date of expiry: ***October 24, 2012***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of local and intra tariff band telephone services***

Number: ***23250***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of domestic long-distance and international telephone services***

Number: ***23247***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of leased circuits***

Number: ***23248***

Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of data transmission services***

Number: *23249*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of telematic services***

Number: *24065*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of telegraph services***

Number: *24339*
Date of issue: ***November 28, 2002***
Date of expiry: ***November 28, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of wireline sound program broadcast services***

Number: *24066*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 450 MHz band***

Number: *24067*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 450 MHz band***

Number: *24069*
Date of issue: ***November 14, 2002***
Date of expiry: ***March 1, 2006***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 900 MHz band***

Number: *24070*
Date of issue: ***November 28, 2002***
Date of expiry: ***October 1, 2006***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***

Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 800 MHz band***

Number: *24068*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of cellular wireless radio-telephone communications services in 450 MHz band***

Number: *23251*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of personal radio paging services***

Number: *23252*
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of personal radio paging services***

Number: ***10762***
Date of issue: ***August 18,1998***
Date of expiry: ***February 1, 2005***
Issuing authority: ***State Committee of the Russian Federation on Communication and Informatization***
Activities covered by the license: ***Provision of telecommunications services***

Number: ***18120***
Date of issue: ***May 18, 2001***
Date of expiry: ***May 18, 2006***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***14297***
Date of issue: ***March 9, 2000***
Date of expiration: ***March 9, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***12725***
Date of issue: ***August 25, 1999***
Date of expiration: ***August 25, 2002***
Issuing authority: ***State Telecommunications Committee of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***20413***
Date of issue: ***December 10, 2001***
Date of expiration: ***December 10, 2006***

Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV air broadcast services***

Number: ***15423***
Date of issue: ***June 9, 2000***
Date of expiration: ***June 9, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of services for on-air transmission of sound programs***

Number: ***10783***
Date of issue: ***September 10, 1998***
Date of expiration: ***September 10, 2003***
Issuing authority: ***State Committee of the Russian Federation for Communication and Informatization***
Activities covered by the license: ***Provision of TV program distribution over a cable TV network***

Number: ***24325***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24326***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24327***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24328***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24329***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***243330***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***243331***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24332***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24333***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24334***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24335***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24336***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: ***24338***
Date of issue: ***November 14, 2002***
Date of expiry: ***November 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of mobile wireless telephone services***

Number: *23533*
Date of issue: ***August 29, 2002***
Date of expiry: ***August 29, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV and sound program broadcasting services over a cable TV network***

Number: *12225*
Date of issue: ***May 31, 1999***
Date of expiry: ***May 31, 2004***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV and sound program broadcasting services over a cable TV network***

Number: *23543*
Date of issue: ***August 29, 2002***
Date of expiry: ***August 29, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *23262*
Date of issue: ***August 1, 2002***
Date of expiry: ***August 1, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *21497*
Date of issue: ***March 14, 2002***
Date of expiry: ***March 14, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *12015*
Date of issue: ***April 8, 1999***
Date of expiry: ***April 30, 2004***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV program broadcasting services over a cable TV network***

Number: *10688*
Date of issue: ***August 20, 1998***
Date of expiry: ***August 20, 2003***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV program broadcasting services over a cable TV network***

Number: *18299*

Date of issue: ***May 18, 2001***
Date of expiry: ***May 18, 2006***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *14429*
Date of issue: ***April 9, 2000***
Date of expiry: ***April 9, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV program air broadcasting services***

Number: *17394*
Date of issue: ***February 15, 2001***
Date of expiry: ***February 15, 2006***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *16541*
Date of issue: ***October 17, 2000***
Date of expiry: ***October 17, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *9409*
Date of issue: ***February 12, 1998***
Date of expiry: ***February 12, 2003***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *23557*
Date of issue: ***August 29, 2002***
Date of expiry: ***August 29, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *14884*
Date of issue: ***April 7, 2000***
Date of expiry: ***April 7, 2005***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of sound program air broadcasting services***

Number: *11786*
Date of issue: ***March 19, 1999***
Date of expiry: ***March 19, 2004***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV program broadcasting services over a cable TV network***

Number: *13402*
Date of issue: ***November 30, 1999***
Date of expiry: ***November 30, 2004***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV program air broadcasting services***

Number: *23924*
Date of issue: ***October 4, 2002***
Date of expiry: ***October 4, 2007***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of TV program air broadcasting services***

Number: *25058*
Date of issue: ***February 7, 2003***
Date of expiry: ***February 7, 2008***
Issuing authority: ***Ministry for Communications and Informatization of the Russian Federation***
Activities covered by the license: ***Provision of wireline sound program broadcasting services***

13. Tax payer identification number (INN):
5000000970

14. Issuer's sector of industry:
OKONKh Codes:
52300, 72200, 61124, 19800, 84500, 61110, 51500, 14933, 71200, 92200, 90220

15. Registered office, postal address and contact telephone numbers of the Issuer:
Registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400,Russia***
Postal address: ***6 Degtiarny pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Phone: *(+7 095) 209-3434*, Fax: *(+7 095) 209-3007*
E-mail: *info@esmr.ru*

16. Issuer's Auditor
Name: ***ZAO Ernst&Young Vneshaudit***
Registered office: ***20/12 Podsosenski Per., building 1-1A, Moscow, 103062, Russia***
Taxpayer Identification Number: *77170201006684*
Postal address: ***20/12 Podsosenski Per., building 1-1A, Moscow, 103062, Russia***
Phone: *(+7 095) 705 9292*, Fax: *(+7 095) 705 9293*
E-mail: *vadim.balashov@ru.eyi.com*

Auditor's license:
Number: ***003246***
Date of issue: ***January 17, 2003***
Date of expiry: ***January 17, 2008***
Issuing authority: ***Ministry of Finance of the Russian Federation***

17. Organizations keeping records of rights for the Issuer's securities
Registrar:
Name: ***Closed (Private) Joint-Stock Company Registrator-Svyaz***
Registered office: ***27 Presnenski Val, Moscow, 123557, Russia***
Postal address: ***15A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***

Tel. *(+7 095) 933-42-21*, Fax *(+7 095) 933-42-21*
E-mail: *regsw@asvt.ru*

License:
Number: ***10-000-1-00258***
Date of issue: ***October 1, 2002***
Date of expiry: ***unspecified***
Issuing authority: ***Federal Commission for Securities Market***

The Register of the Issuer's registered securities has been maintained by the said Registrar since: ***May 3, 2000***

Depositary storing the Issuer's securities in centralized custody:
Name: ***Not-for-profit partnership National Depositary Center***
Location: ***11 Bolshoi Kislovskiy Pereulok, Moscow, Russia***
Postal address: ***1/13, Sredniy Kislovskiy Pereulok, Moscow, 103009, Russia***
Tel. *(+7 095) 956-27-89, 956-27-90*, Fax *(+7 095) 956-09-38*
E-mail: ***no***

License:
Number: ***177-03431-000100***
Date of issue: ***December 4, 2000***
Date of expiry: ***unspecified***
Issuing authority: ***Federal Commission for Securities Market***

Date of operation start: *November 12, 2001*

18. Issuer's Depositary
No depositary

19. Issuer's shareholders
Total number of shareholders (participants): *37,996*

Shareholders (participants) holding at least 5 percent of the Charter (legal) capital of the Issuer:

19.1. Name: ***JSC Investitsionnaya Kompania Svyazi***
Registered office: ***55 Plushchikha Street, building 2, Moscow, 119121, Russia***
Postal address: ***55 Plushchikha Street, building 2, Moscow, 119121, Russia***
Share in the Issuer's legal capital: *38%*
Shareholders (participants) holding at least 25 percent of the Charter (legal) capital of the Issuer's shareholder (participant):

> 19.1.1. Name: ***Ministry of Property Relations of the Russian Federation***
> Registered office: ***9 Nikolski per., Moscow, Russia***
> Postal address: ***9 Nikolski per., Moscow, Russia***
> Share in the legal capital of the Issuer's shareholder (participant): 50% + ***1 share***
>
> 19.1.2. Name: ***MUSTCOM LIMITED***
> Registered office: ***Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus***
> Postal address: ***9 Dmitrovski per., Moscow, 103031, Russia***
> Share in the legal capital of the Issuer's shareholder (participant): ***25% + 1 share***

19.2 Name: ***ING Bank (EURASIA) ZAO (Private Joint-Stock Company)***

Registered office: ***31 Krasnaya Presnia Street, Moscow, 123022, Russia***
Postal address: ***31 Krasnaya Presnia Street, Moscow, 123022, Russia***
Share in the Issuer's legal capital: ***11.505% (nominal holder)***
Shareholders (participants) holding at least 25 percent in the legal capital of the Issuer's shareholder (participant):
no such shareholders

19.3 Name: ***JSC (Private) Depozitarno Kliringovaya Kompanya (Depositary Clearing Company)***
Registered office: ***13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia***
Postal address: ***14/2-4 Staraya Basmannaya Street, Moscow, 103062, Russia***
Share in the Issuer's legal capital: *9.5496%*
Shareholders (participants) holding at least 25 percent in the legal capital of the Issuer's shareholder (participant):
no such shareholders

19.4. Name: ***Russian Federal Property Fund***
Registered office: ***9 Leninski Prospect, Moscow, 117049, Russia***
Postal address: ***9 Leninski prospect, Moscow, 117049, Russia***
Share in the Issuer's legal capital: *7.1937%*
Shareholders (members) holding at least 25 percent in the Charter (legal) capital of the Issuer's shareholder (member):
no such shareholders

19.5 Name: ***JSC (Private) ABN AMRO Bank A.O.***
Registered office: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Postal address: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Share in the Issuer's legal capital: ***5.2308% (nominal holder)***
Shareholders (participants) holding at least 25 percent in the legal capital of the Issuer's shareholder (participant):
no such shareholders

20. Structure of the Issuer's governing bodies.
Meeting of Shareholders, Board of Directors, the General Director, the Management Board
Powers of the General Meeting of Shareholders (Participants) of the Issuer in accordance with its Charter (founding documents) are as follows:
Clause 13 General Meeting of Shareholders

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) ***introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;***
2) ***reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;***
3) ***liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes***

of shareholders holding voting shares of the Company participating in the meeting;

4) *election of members of the Board of Directors, to be conducted by cumulative voting;*

5) *early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

6) *determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

7) *increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

8) *increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

9) *increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*

10) *reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;*

11) *election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

12) *approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

13) *approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

14) *determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

15) *split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
16) *adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';*
17) *adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
18) *adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
19) *approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
20) *placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
21) *adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
22) *releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;*

23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.
The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'
The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an annual General Meeting of Shareholders.
The annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.
At the annual General Meeting of Shareholders [the following] matters must be resolved:
election of the Company's Board of Directors;
election of the Company's internal audit commission;
approval of the Company's auditor;
approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;
other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the annual General Meeting of Shareholders are extraordinary.
An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at

least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held. The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 20 days before the date on which it is held and notice of a General Meeting of Shareholders the agenda of which includes reorganization of the Company

– no later than 30 days before the date it is held.
In the event that the proposed agenda for an extraordinary General Meeting of Shareholders includes election of the Company's Board of Directors, the notice of the extraordinary General Meeting of Shareholders must be given no later than 50 days before the date on which it is held.
Within such deadlines the notice of a General Meeting of Shareholders must be given to each party included in the list of persons entitled to participate in the General Meeting of Shareholders by registered post or delivered to each of the persons against signature or be published in Rossiiskaya Gazeta.

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:
annual accounts, including auditor's statement;
statement of the Company's internal audit commission on the results of the audit of the annual accounts;
information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;
draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;
drafts of internal regulations of the Company;
drafts of other documents adoption of which is stipulated in draft resolutions f the General Meeting of Shareholders;
draft resolutions of the General Meeting of Shareholders;
other information (materials) that must be presented in accordance with effective legislation;
other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.
Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders.
Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through in absentia voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of Shareholders a repeat extraordinary

General Meeting of Shareholders may be held with the same agenda.
A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.
Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.
Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.
In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 ***Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of Company's General Director.***

13.18 ***Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.***

Powers of the Issuer's Board of Directors (Supervisory Board) as provided for by the Issuer's Charter (founding documents) are as follows:

Clause 14 The Board of Directors of the Company

14.1 ***The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.***

14.2 ***The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.***

14.3 ***The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.***
In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 ***The following matters will be referred to the authority of the Company's Board of Directors:***

1) ***determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;***
2) ***prior approval of operations outside the limits of the annual budget of the Company;***
3) ***convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';***
4) ***approval of the agenda for the General Meeting of Shareholders;***
5) ***determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the***

Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) *preliminary approval of the Company's annual report;*
7) *an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;*
8) *placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;*
9) *placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;*
10) *determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';*
11) *approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, quarterly reports of issuer of mass-issued securities and reports on the results of acquisition by the Company of shares for the purposes of redemption;*
12) *acquisition of shares, bonds and other mass-issued securities placed by the Company;*
13) *approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;*
14) *recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;*
15) *use of the reserve fund and other of funds of the Company;*
16) *supervising implementation of internal supervision procedures;*
17) *recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;*
18) *approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;*
19) *approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;*
20) *approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;*
21) *approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';*

22) *agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions;*
23) *establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;*
24) *preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;*
25) *approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;*
26) *appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;*
27) *election (re-election) of the Chairman of the Company's Board of Directors and his deputy;*
28) *formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;*
29) *permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;*
30) *permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;*
31) *establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;*
32) *appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;*
33) *approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;*
34) *adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;*
35) *adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;*
36) *adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;*
37) *determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;*
38) *approval of the internal document on disclosure of information about the Company;*
39) *approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;*

40) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors. In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.9 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.10 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.11 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or in absentia voting.

14.12 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.13 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.14 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.15 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

Powers of the sole person and collective executive bodies of the issuer as provided for by its Charter (founding documents):

Clause 15 (Charter of JSC CenterTelecom) The Company's Management Board

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) *developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;*
2) *approving internal supervisory procedures;*
3) *determining the Company's staff and social policy;*
4) *approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;*
5) *preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;*
6) *organizational and technical support of the activities of the Company's bodies;*
7) *determining the technical, financial, economic and pricing policies of the Company and its branch offices;*
8) *determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;*
9) *determining the methods for planning, budgeting and financial control for the Company and its branch offices;*
10) *determining security policies for the Company and its branch offices;*
11) *determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;*
12) *determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;*
13) *preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;*
14) *approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;*
15) *approving branch offices' quarterly budgets and amending such documents;*

16) *analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;*

17) *approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors.*

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

21. Members of the Board of Directors (Supervisory Board) of the Issuer

Board of Directors
Chairman: *Mr. Valeriy .N Yashin*

Members of the Board of Directors:

Mr. Vadim E. Belov
Born in: *1958*

Positions for the last 5 years:
Period: *1998-1999*
Organization: *Moscow Representative Office of SPK Capital Limited Company (Cyprus)*
Field of Activity: *investment*
Position: *Managing Director*

Period: *1999-2000*
Organization: *JSC Kirovelektrosvyaz*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999-2002*
Organization: *JSC Volgogradelektrosvyaz*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Field of Activity: *telecommunications*
Position: *Deputy General Director*

Period: *1999-2000*
Organization: *JSC Elektrosvyaz of Stavropolski krai*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: ***1999-2000***
Organization: ***JSC Elektrosvyaz of Primorski krai***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***1999-up to now***
Organization: ***JSC Southern Telecommunications Company***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***1999-up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000-up to now***
Organization: ***JSC Rostelecom***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC Elektrosvyaz of Novosibirsk region***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Uraltelecom of Sverdlovsk region***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Elektrosvyaz of Rostov region***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC Central Telegraph***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC Svyazinform of Chelyabinsk region***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2002-up to now***
Organization: ***ACB Svyaz-bank***
Field of Activity: ***Finance***
Position: ***Member of the Board of Directors***

Period: ***2002-up to now***
Organization: ***Private JSC RTC-Invest***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC RTC-Leasing***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC Uralsvyazinform***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC North-West Telecom***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no stake***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Ruben A. Amaryan
Born in: ***1949***

Positions for the last 5 years:
Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow Metropolitan Telephone Network***
Field of Activity: ***provision of supplies for JSC MGTS***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Provision of telecommunications services in the Moscow region***
Position: ***General Director***

Period: ***2001 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Provision of telecommunications services***
Position: ***General Director***

Period: ***2002 – up to now***
Organization: ***Joint-Stock Company (Public) National Payphone Network***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunications Company***
Field of Activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Joint-Stock Commercial Bank LINK (Public JSC)***
Field of Activity: ***Finance***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – 2002***
Organization: ***Joint-Stock Company for Telecommunications and Informatics of Voronezh region.***
Field of Activity: ***Provision of telecommunications services***
Position: ***Member of the Board of Directors.***

Share in the Issuer's legal capital: ***0.009048%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no stakes***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Alexander V. Lopatin
Born in: ***1964***

Positions held for the last 5 years:
Period: ***1996-1997***

Period: ***1997-1998***
Organization: ***Russian Joint-Stock Company of Power Engineering and Electrification UES Russia (RAO UES Russia)***
Field of Activity: ***power generation and distribution***
Position: ***Director of Treasury Department***

Period: ***1999-2000***
Organization: ***Open JSC "Investitsionnaya Kompania Svyazi"***
Field of Activity: ***telecommunications***
Position: ***First Deputy General Director***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000 – up to now***
Organization: ***Open JSC "Investitsionnaya Kompania Svyazi"***
Field of Activity: ***communications***
Position: ***Deputy General Director***

Period: ***2001 – 2002***
Organization: ***JSC Khantymansiyskokrtelecom***
Field of Activity: ***Telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***JSC Rostelecom***
Field of Activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: *2001 – up to now*
Organization: *Private JSC MobiTel*
Field of Activity: *Digital telecommunications services*
Position: *Member of the Board of Directors*

Period: *2001 – up to now*
Organization: *JSC Central Telegraph*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2002*
Organization: *JSC Elektrosvyaz of Krasnoyarski krai*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2001 – up to now*
Organization: *JSC MGTS*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC SibirTelecom*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Private JSC Rusleasingsvyaz*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *Non-profit partnership Telecommunication development problem research center*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002 – 2002*
Organization: *JSC VolgaTelecom*
Field of Activity: *telecommunications*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC Dalsvyaz*
Field of Activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Share in the Issuer's legal capital: *no*
Shares in subsidiaries/affiliated companies of the Issuer: *no*

Remuneration paid in the reported quarter:
The information is confidential

Ms. Oksana V. Petrova
Born in: *1973*

Period: ***1997-1999***
Organization: ***Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)***
Field of Activity: ***civil service***
Position: ***Senior civil employee of the federal agency, civil servant of the 3rd class***

Period: ***1999-2000***
Organization: ***Open JSC "Investitsionnaya Kompania Svyazi"***
Field of Activity: ***communications***
Position: ***Senior Expert, Methodology and Information Division, Department of Corporate Management***

Period: ***1999-1999***
Organization: ***Russian Federation Ministry of Antimonopoly Policy and Business Support***
Field of Activity: ***communications***
Position: ***Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications***

Period: ***2000-2002***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Field of Activity: ***communications***
Position: ***Chief Expert, Methodology and Information Division, Department of Corporate Management***

Period: ***2000-up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Kostroma region***
Field of Activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Chelyabinsksvyazinform***
Field of Activity: ***communications***
Position: ***Member of the Board***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Tver region***
Field of Activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2000-up to now***
Organization: ***Open JSC "Investitsionnaya Kompania Svyazi"***
Field of Activity: ***communications***
Position: ***Deputy chief, Methodology and Information Division, Department of Corporate Management***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Valeriy N. Yashin
Born in: ***1941***

Positions for the last 5 years:

Period: ***1996-1999***
Organization: ***JSC Peterburgskaya Telefonnaya Set' (Saint-Petersburg Telephone Network)***
Field of activity: ***telecommunications***
Position: ***General Director***

Period: ***1999- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi (Svyazinvest)***
Field of activity: ***telecommunications***
Position: ***General Director and Chairman of the Management Board***

Period: ***2000-up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000-2001***
Organization: ***JSC Svyazinvest-Media***
Field of activity: ***Investment in telecommunications industry***
Position: ***Chairman of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Moscow Metropolitan Telephone Network (MGTS)***
Field of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001-2002***
Organization: ***Private JSC Saint-Petersburg Payphones***
Field of activity: ***telecommunications services using public payphones***
Position: ***Member of the Board of Directors***

Period: ***2002-up to now***
Organization: ***Private JSC MobiTel***
Field of activity: ***Provision of digital telecommunications services***
Position: ***Chairman of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Rostelecom***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC Saint-Petersburg telephone network***
Field of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC RTKomm.RU***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Organization: ***JSC Elektrosvyaz of the Orel region***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Telecominvest***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC North-West Telecom***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***JSC RTKomm.RU***
Field of activity: ***telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2002-up to now***
Organization: ***JSC National Payphone Network***
Field of activity: ***telecommunications***
Position: ***Chairman of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Alexander P. Gribov
Born in: ***1972***

Positions held over the past 5 years:
Period: ***1990-1999***
Organization: ***Armed Forces of the Russian Federation***
Field of activity: ***Military service***
Position: ***Serviceman***

Period: ***1999-2001***
Organization: ***Russian federal property fund.***
Field of activity: ***Civil service***
Position: ***Chief expert***

Period: ***2001- up to now.***
Organization: ***Russian federal property fund***
Field of activity: ***Civil service***
Position: ***Consultant***

Period: ***2002- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***

Position: *Member of the Board of Directors*

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Alexander V. Ikonnikov
Born in: ***1971***

Positions held over the past 5 years:
Period: ***1997-1999***
Organization: ***Ministry of fuel and energy of the Russian Federation***
Field of activity: ***External economic relations, investment***
Position: ***Chief of department, External economic activity and investment in fuel and energy industry***

Period: ***1999-2000***
Organization: ***CPO National Association of Securities Market Participants (NAUFOR)***
Field of activity: ***Securities market***
Position: ***Deputy Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Association for protection of investors' rights***
Field of activity: ***Corporate governance***
Position: ***Executive director***

Period: ***2000 - up to now***
Organization: ***Association of Independent Directors***
Field of activity: ***Professional activity of corporate directors***
Position: ***Chairman of the Management Board.***

Period: ***2002- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Viktor D. Savchenko
Born in: ***1960***

Positions held over the last 5 years:
Period: ***1994 - 2001***
Organization: ***Ministry of Justice (Presidium of the Inter-republican collegium of lawyers)***
Field of activity: ***Legal***
Position: ***Member of the Inter-republican collegium of lawyers (lawyer at legal consultancy #84)***

Period: ***2002 - up to now***

Organization: ***JSC Investitsionnaya Kompania Svyazi (Svyazinvest)***
Field of activity: ***Legal***
Position: ***Director of Legal Department***

Period: ***2002-up to now***
Organization: ***JSC Moscow Metropolitan Telephone Network (MGTS)***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003-up to now***
Organization: ***Joint-Stock Company VolgaTelecom***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Stanislav P. Avdiants
Born: ***1946***

Positions held over the past 5 years:

Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Deputy Chief of Economics and Finance***

Period: ***1999-2000***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Deputy Director of Economic Forecast and Consolidated Planning Department***

Period: ***2000-2001***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Executive Director - Director of Economic Forecast and Consolidated Planning Department***

Period: ***2001 - up to now***
Organization: ***Joint-Stock (Public) Company Kostromskaya City Telephone Network***
Industry: ***Strategic governance***
Position held: ***Member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of activity: ***Economics***
Position: ***Executive Director - Director of Economic and Tariff Policies Department***

Share in the Issuer's legal (charter) capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:

The information is confidential

Mr. Alexey B. Panteleev
Born in: ***1959***

Positions held over the past 5 years:
Period: ***1998-2000***
Organization: ***Armed Forces of the Russian Federation***
Field of activity: ***Military service***
Position: ***Serviceman***

Period: ***2000-2001***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***Deputy Chairman of the Moscow region government***

Period: ***2000-2000***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***Acting Minister on General Matters of the Moscow region government***

Period: ***2000-2000***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***Minister of the Moscow region government – Chief of Staff of the Moscow region government***

Period: ***2001-up to now***
Organization: ***Government of the Moscow region***
Field of activity: ***State authorities***
Position: ***First Deputy Chairman of the Moscow region government***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Grigoriy M. Finger
Born in: ***1966***

Positions held over the past 5 years:
Period: ***1995-2003***
Organization: ***Moscow representative office of NCH Advisors., Inc***
Field of activity: ***Consulting***
Position: ***Executive Director***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

22. Sole person and collective governing bodies of the Issuer, officers

The sole person executive body and members of the collective executive body of the Issuer are as follows:
Mr. Ruben A. Amaryan
Born: ***1949***

Positions for the last 5 years:
Period: ***1997-2000***
Organization: ***JSC Moscow City Telephone Network***
Field of Activity: ***Management***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***General Director***

Period: ***2001 – up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***General Director, Chairman of the Management Board***

Period: ***2002 – up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Joint-Stock Commercial Bank LINK (Public JSC)***
Field of Activity: ***Finance***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Joint-Stock Company (Public) National Payphone Network***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunications Company***
Field of Activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Share in the Issuer's legal capital: ***0.009048%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no stakes***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Aleksey A. Lokotkov
Born: ***1950***

Positions for the last 5 years:
Period: ***1992-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network***
Field of Activity: ***Economics***

Position: ***Deputy Head for Economy and Planning***

Period: ***2000-2001***
Organization: ***JSC Electrosvyaz of Moscow region***
Field of Activity: ***Finance***
Position: ***First Deputy General Director***

Period: ***2001-2003***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Finance***
Position: ***First Deputy General Director***

Period: ***2002-2002***
Organization: ***JSC Yaroslavskiye telecommunications networks.***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002-2002***
Organization: ***JSC Ivanovskiye telecommunications networks.***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2003-up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Finance***
Position: ***First Deputy General Director – Financial Director***

Share in the Issuer's legal capital: ***0.008153%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Maxim A. Pegasov
Born in: ***1966***

Positions for the last 5 years:
Period: ***1993-1998***
Organization: ***JSC Moscow City Telephone Network***
Field of Activity: ***Management***
Position: ***Head of Sovetski Telephone Node***

Period: ***1999-2000***
Organization: ***JSC Moscow City Telephone Network***
Field of Activity: ***Management***
Position: ***Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS***

Period: ***2000-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Prospective Development Department***

Period: ***2000-2000***
Organization: ***JSC Elektrosvyaz of the Moscow region***

Field of Activity: ***Management***
Position: ***Chief Engineer***

Period: ***2001-2003***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director***

Period: ***2000-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***Deputy General Director***

Period: ***2002-2002***
Organization: ***JSC Elektrosvyaz of the Kostroma region.***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2001-up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director – Technical Director***

Share in the Issuer's legal capital: ***0.000143%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Alexander I. Polnikov
Born in: ***1943***

Positions for the last 5 years:
Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of Activity: ***Investment***
Position: ***Executive Director, Investment***

Period: ***1999-up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Field of Activity: ***Investment***
Position: ***Executive Director – Director of Capital Investment Management Department***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Ms. Ella M. Zhuravleva
Born in: ***1961***

Positions for the last 5 years:
Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***

Field of Activity: ***Finance***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: ***2000-2000***
Organization: ***JSC Moscow City Telephone Network***
Field of Activity: ***Finance***
Position: ***Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2001 – 2003***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2003 - up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director, Director for Personnel***

Share in the Issuer's legal capital: ***0.000333%***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Ms. Raisa P. Konstantinova
Born in: ***1954***

Positions held for the last 5 years:
Period: ***1993-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Field of Activity: ***Finance***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Finance***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Finance***
Position: ***Chief Accountant***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Sergey V. Pridantsev
Born in: ***1967***

Positions held for the last 5 years:
Period: ***1998-2003***
Organization: ***Lucent Technologies***
Field of Activity: ***Commerce***
Position: ***Sales Director***

Period: ***2002 – 2003***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Advisor to the General Director – Commercial Director***

Period: ***2003 – up to now***
Organization: ***Private JSC CenterTelecomService***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer:.***no***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Valeriy P. Sychev
Born in: ***1947***

Positions held for the last 5 years:
Period:.***1998-200***
Organization:.***Limited Liability Company Private Security Firm SBB Security***
Field of Activity: ***Security***
Position: ***Deputy Director – Chief of Guarding***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Security***

Period: ***2001 – 2002***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Security***

Period: ***2002 – up to now***
Organization: ***JSC Central Telecommunication Company***
Field of Activity: ***Management***
Position: ***Deputy General Director – Head of Security and Confidentiality Enforcement***

Period: ***2002 - 2002***
Organization: ***JSC Smolensksvyazinform***
Field of Activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Share in the Issuer's legal capital: ***no***
Shares in subsidiaries/affiliated companies of the Issuer: ***no***

Remuneration paid in the reported quarter:
The information is confidential

Ms. Tatyana N. Sotskova
Born in: ***1958***

Positions held over the last 5 years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2000 - 2001***
Organization: ***Ministry of Power Generation of the Russian Federation***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2001 - 2001***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Legal***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Legal***
Position: ***Director of Legal Department***

Share in the legal (charter) capital of the Issuer: ***no shares***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Grigiriy N. Kuzmenko
Born in: ***1953***

Positions held over the last 5 years:
Period: ***1994 - 2002***
Organization: ***(Public) Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Belsvyaz - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.033375%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Vasiliy A. Gapeenko
Born in: ***1952***

Positions held over the last 5 years:
Period: ***1998 - 2000***
Organization: ***(Public) Joint-Stock Company Bryansksvyazinform***
Field of activity: ***Management***
Position: ***First Deputy General Director***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Bryansksvyazinform***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Director of Bryansksvyazinform - a regional subsidiary of JSC CenterTelecom – holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Bryansksvyazinform - a regional subsidiary of JSC CenterTelecom***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Bryansk Cellular Networks***

Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Share in the legal (charter) capital of the Issuer: ***0.004154%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Gennadiy P. Brusentsov
Born in: ***1948***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Ivtelecom***
Field of activity: ***Management***
Position: ***General Director***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Yartelecom***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***(Public) Joint-Stock Company Ivtelecom***
Field of activity: ***Management***
Position: ***Director of Ivtelecom - a regional subsidiary of JSC CenterTelecom - holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***(Public) Joint-Stock Company Ivtelecom***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Ivtelecom - a regional subsidiary of JSC CenterTelecom***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***member of the Management Board***

Share in the legal (charter) capital of the Issuer: ***0.001713%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Vladislav M. Ledkov
Born in: ***1947***

Positions held over the last 5 years:
Period: ***1998 - up to now***
Organization: ***(Public) Joint-Stock Company Kaluzhskiy Gas and Energy joint-stock bank Gasenergobank***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kaluga region***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kaluga regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.162733%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Andrey V. Saprykin
Born in: ***1957***

Positions held over the last 5 years:
Period: ***1998 - 1999***
Organization: ***(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks***
Field of activity: ***Management***
Position: ***Deputy General Director – chief of marketing unit of the joint-stock company***

Period: ***1999 - 2000***
Organization: ***(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks***
Field of activity: ***Operation control***
Position: ***Deputy General Director***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kostroma region***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kostroma region***
Field of activity: ***Operation control***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***

Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kostroma Telecom - a regional subsidiary of JSC CenterTelecom***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kostroma Telecom - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.011125%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Ivan Dm. Makhov
Born in: ***1952***

Positions held over the last 5 years:
Period: ***1996 - 2000***
Organization: ***(Public) Joint-Stock Company Elektricheskaya svyaz of the Orel region***
Field of activity: ***Strategic governance***
Position: ***First Deputy General Director, Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***(Public) Joint-Stock Company Elektricheskaya Svyaz of the Orel region***
Field of activity: ***Management and strategic governance***
Position: ***General Director, Member of the Board of Directors, member of the Management Board of the Company***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Strategic governance***
Position: ***member of the Management Board - Director of Orlovski subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.007099%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Vladimir N. Shevnev
Born in: ***1941***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Ryazan region***

Field of activity: ***Strategic governance***
Position: ***Deputy Chairman of the Board of Director***

Period: ***1998 - 1999***
Organization: ***Private Joint-Stock Company Ryazanskaya Cellular Network***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Period: ***1998 - up to now***
Organization: ***(Public) Joint-Stock Company Telecommunications Company Rinfotels***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - up to now***
Organization: ***Private Joint-Stock Company Telecom of the Ryazan region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Ryazan region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Management Board - General Director***

Period: ***2000 - up to now***
Organization: ***Private Joint-Stock Company Ryazanskaya Cellular Communications***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of the Ryazan regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.030356%***
Shares in subsidiaries/affiliated Companies of the Issuer:
Name: ***(Public) Joint-Stock Company Telecommunications Company Rinfotels***
Interest: ***10%***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Nikolay F. Chugunkov
Born in: ***1938***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Smolensksvyazinform***
Field of activity: ***Strategic governance***
Position: ***Deputy chairman of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Smolensksvyazinform***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director-Director of SmolenskTelecom – a regional subsidiary of JSC CenterTelecom***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Director of Smolensktelecom – a regional subsidiary JSC CenterTelecom - holding the office alongside with other positions***

Share in the legal (charter) capital of the Issuer: ***0.057836%***
Shares in subsidiaries/affiliated Companies of the Issuer:
Name: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Interest: ***40%***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Yuri N. Lepikhov
Born in: ***1949***

Positions held over the last 5 years:
Period: ***1996 - 2002***
Organization: ***(Public) Joint-Stock Company Tulatelecom***
Field of activity: ***Management***
Position: ***General Director***

Period: ***1997 - 2001***
Organization: ***Private Joint-Stock Company Scientific and Technical Center Comset***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - 1999***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kaluga region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Director of TulaTelecom - a regional subsidiary of JSC CenterTelecom - holding the office alongside with other positions***

Period: ***2002 - up to now***

Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of TulaTelecom - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.002043%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Vladimir F. Korolkov
Born in: ***1943***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks***
Field of activity: ***Management***
Position: ***General Director***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Yaroslavskie Telecommunications Networks***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Operation control***
Position: ***Director of Yartelecom - a regional subsidiary of JSC CenterTelecom - holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Operation control***
Position: ***Deputy General Director - Director of Yartelecom - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.265614%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Anatoliy V. Maslov
Born in: ***1947***

Positions held over the last 5 years:
Period: ***1994 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Kursk region***

Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Kursk regional subsidiary***

Share in the legal (charter) capital of the Issuer: ***0.02357%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Valeriy G. Nikolaev
Born in: ***1943***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Lipetskelektrosvyaz***
Field of activity: ***Strategic governance***
Position: ***General Director***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director Lipetskelektrosvyaz - a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.04712%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Anatoliy N. Korovin
Born in: ***1946***

Positions held over the last 5 years:
Period: ***1997 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Vladimir region***
Field of activity: ***Management***
Position: ***General Director***

Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Vladimir region***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Director of a subsidiary of JSC CenterTelecom - Elektrosvyaz of the Vladimir region - holding the office alongside with other positions***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***General Director - Director Elektrosvyaz of the Vladimir region – a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.000405%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Evgeniy I. Savenkov
Born in: ***1946***

Positions held over the last 5 years:
Period: ***1998 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Tver region***
Field of activity: ***Operational and strategic governance***
Position: ***General Director, Member of the Board of Directors (Supervisory Board)***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of the Tver subsidiary, member of the Management Board***

Share in the legal (charter) capital of the Issuer: ***0.259223%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Sergey M. Klychev
Born in: ***1960***

Positions held over the last 5 years:
Period: ***1998 - 2001***

Organization: ***(Public) Joint-Stock Company Tambovskaya elektrosvyaz***
Field of activity: ***telecommunications***
Position: ***chief of telecommunications department***

Period: ***2001 - 2002***
Organization: ***(Public) Joint-Stock Company Tambovskaya elektrosvyaz***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of Tambovskaya elektrosvyaz –a regional subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.0009%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

Mr. Alexander V. Khaustovich
Born in: ***1949***

Positions held over the last 5 years:
Period: ***1998 - up to now***
Organization: ***Telecommunications association of the Central Black-Soil region***
Field of activity: ***Management***
Position: ***member of the Management Board***

Period: ***1998 - up to now***
Organization: ***Private Joint-Stock Company Comincom Black-Soil***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***(Public) Joint-Stock Company Voronezhsvyazinform***
Field of activity: ***Management***
Position: ***First Deputy General Director***

Period: ***2001 - up to now***
Organization: ***(Public) Joint-Stock Company Voronezhsvyazinform***
Field of activity: ***Management***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Private Stock Company Cellular Communications of Black-Soil region***
Field of activity: ***Strategic governance***
Position: ***Chairman of the Board of Directors***

Share in the legal (charter) capital of the Issuer: ***0.102933%***
Shares in subsidiaries/affiliated Companies of the Issuer:
Name: ***Private Stock Company Cellular Communications of Black-Soil region***
Interest: ***0.75%***

Name: ***Limited Liability Company Trunksvyaz***
Interest: ***1.923%***

Name: ***Limited Liability Company Informsvyaz of Black-Soil***
Interest: ***3.8%***

Remuneration paid in the reported quarter:
The information is confidential

Mr. Nikolay V. Mezhuev
Born in: ***1962***

Positions held over the last 5 years:
Period: ***1979 - 1999***
Organization: ***Armed Forces of the Russian Federation***
Field of activity: ***Military service***
Position: ***Serviceman***

Period: ***2000 - 2001***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Moscow region***
Field of activity: ***Management***
Position: ***Deputy General Director***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Teleintercom***
Field of activity: ***Management***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow telecommunications Company***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***(Public) Joint-Stock Company Belgorodkaya Elektricheskaya Svyaz***
Field of activity: ***Strategic governance***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***(Public) Joint-Stock Company Elektrosvyaz of the Orel region***

Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Field of activity: ***Management***
Position: ***Deputy General Director - Director of the Moscow subsidiary of JSC CenterTelecom***

Share in the legal (charter) capital of the Issuer: ***0.000048%***
Shares in subsidiaries/affiliated Companies of the Issuer:
no shares

Remuneration paid in the reported quarter:
The information is confidential

The person holding the office of the sole person executive body of the Issuer:
Mr. Ruben A. Amaryan

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer:
Total amount of remuneration paid to all persons listed in items 21 – 22 above over the reported period:
Salary ***RUR 3,963,315.25***
Bonuses ***RUR 952,210.34***
Commissions ***RUR 0***
Other allowances ***RUR 61,250***
Total ***RUR 4,976,775.59***

See also 21 and 22 above.

24. Legal entities where the Issuer holds stakes.
Legal entities in which the Issuer's interest is at least 5% of the charter (legal) capital:

Name of the legal entity: ***Limited Liability Company Mobilcom***
Location of the registered office: ***17 Mira Street, Vladimir, Russia***
Mailing address: ***17 Mira Street, Vladimir***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Name of the legal entity: ***Limited Liability Company Telecom-Stroy***
Location of the registered office: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Name of the legal entity: ***Limited Liability Company Teleport Ivanovo (TPI)***
Location of the registered office: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Name of the legal entity: ***Limited Liability Company Telecom-Terminal***
Location of the registered office: ***13 Lenina Prospekt, Ivanovo, 15300, Russia***
Mailing address: ***13 Lenina Prospekt, Ivanovo, 15300, Russia***

The Issuer's interest in the charter (legal) capital of the legal entity: ***100 %***

Name of the legal entity: ***Limited Liability Company Vlad Page***
Location of the registered office: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***75 %***

Name of the legal entity: ***Limited Liability Company Manufacturing Implementation Enterprise Svyaz-Service-Irga***
Location of the registered office: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***21 Esenina Street, Ryazan, 390046, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***70 %***

Name of the legal entity: ***Private Joint-Stock Company Svyazproekt***
Location of the registered office: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***53 %***

Name of the legal entity: ***Limited Liability Company Vladimirski Telephone***
Location of the registered office: ***32-a Stroiteley Prospekt, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Prospekt, Vladimir, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***51 %***

Name of the legal entity: ***Private Joint-Stock Company Black-Soil Region Cellular Communications***
Location of the registered office: ***35 Prospekt Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***51 %***

Name of the legal entity: ***Private Joint-Stock Company Moscow Telecommunications Company***
Location of the registered office: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***
Mailing address: ***1-a Kolomenski Pr-d, Moscow, 115446, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***51 %***

Name of the legal entity: ***Private Joint-Stock Company Telecom of the Ryazan region***
Location of the registered office: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***50.9 %***

Name of the legal entity: ***Private Joint-Stock Company TeleRoss-Voronezh***
Location of the registered office: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeiskaya Street, Voronezh, 394006, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***50 %***

Name of the legal entity: ***Private Joint-Stock Company Vladimir Service***
Location of the registered office: ***20 Gorokhovaya Street, Vladimir, Russia***
Mailing address: ***20 Gorokhovaya Street, Vladimir, Russia***

Name of the legal entity: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Location of the registered office: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***42 %***

Name of the legal entity: ***Private Joint-Stock Company Ryazan cellular communications***
Location of the registered office: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***40 %***

Name of the legal entity: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Location of the registered office: ***6 October Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***13 October Revolution Street, Smolensk, 214000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***40 %***

Name of the legal entity: ***Private Joint-Stock Company Tverskaya cellular communications***
Location of the registered office: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***40 %***

Name of the legal entity: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Location of the registered office: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***34.4 %***

Name of the legal entity: ***Private Joint-Stock Company Belgorodskaya cellular communications***
Location of the registered office: ***35 Kostyukova Street, Belgorod, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***30 %***

Name of the legal entity: ***Private Stock Company Radiopaging Incorporated Company***
Location of the registered office: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***30 %***

Name of the legal entity: ***Limited Liability Company Rating***
Location of the registered office: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospekt, Office 403, Obninsk, Kaluga region, 249035, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***29.4 %***

Name of the legal entity: ***Public Joint-Stock Company telecommunications Company Rinfotels***
Location of the registered office: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390023, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***26 %***

Name of the legal entity: ***(Public) Joint-Stock Company Kaluzhskiy Gas and Energy stock bank Gasenergobank***
Location of the registered office: ***4 Plekhanova Street, Kaluga, 248030, Russia***
Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***25.2 %***

Name of the legal entity: ***Limited Liability Company Trunksvyaz***
Location of the registered office: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***25 %***

Name of the legal entity: ***Limited Liability Company Tver-Telecom***
Location of the registered office: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***15 %***

Name of the legal entity: ***Limited Liability Company RadioLine***
Location of the registered office: ***77 Lenina Prospekt, Tula, 300012, Russia***
Mailing address: ***77 Lenina Prospekt, Tula, 300012, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***13 %***

Name of the legal entity: ***Private Joint-Stock Company Oskoltelecom***
Location of the registered office: ***34 Solonechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solonechny township, Stary Oskol, Belgorod region, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***12.408 %***

Name of the legal entity: ***Private Joint-Stock Company NTC Comset***
Location of the registered office: ***7 Zeleny pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny pr., Moscow, 111141, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***11.1 %***

Name of the legal entity: ***Private Joint-Stock Company Optimum-svyaz***
Location of the registered office: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***10 %***

Name of the legal entity: ***Public Joint-Stock Company Kaluzhski Registration Center***
Location of the registered office: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***subscriber box 32, Kaluga, 248000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: ***9.87 %***

Name of the legal entity: ***Private Joint-Stock Company Voronezh Regional Agency for support of small and medium businesses***
Location of the registered office: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: *8.97 %*

Name of the legal entity: ***Limited Liability Company Newspaper Kommunar***
Location of the registered office: ***150 F.Engels Street, Tula, 300000, Russia***
Mailing address: ***150 F.Engels Street, Tula, 300000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: *7 %*

Name of the legal entity: ***Public Joint-Stock Company Teleservice***
Location of the registered office: ***119 Leninski Prospekt, Voronezh, 394007, Russia***
Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: *6.6 %*

Name of the legal entity: ***Private Joint-Stock Company Information Agency InformKurierSvyaz***
Location of the registered office: ***5a Delegatskaya Street, Moscow, 127091, Russia***
Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: *6.2 %*

Name of the legal entity: ***Private Joint-Stock Company Lipetsk-Mobile***
Location of the registered office: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: *6 %*

Name of the legal entity: ***Public Joint-Stock Company Comset***
Location of the registered office: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
The Issuer's interest in the charter (legal) capital of the legal entity: *5.17 %*

25. Shares of all legal entities in which the Issuer holds more than 5 percent of the legal capital, and shares of their officers in the Issuer's legal capital:
no such entities

26. Other affiliated persons of the Issuer:
26.1 Name of the organization: ***Dagestan (Public) Joint-Stock Company for communications and informatics***
Location of registered office: ***1 Lenin Prospekt, Makhachkala, 367012, Republic of Dagestan, Russia***
Mailing address: ***1 Lenin Prospekt, Makhachkala, 367012, Republic of Dagestan, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.2 Name of the organization: ***(Public) Joint-Stock Company VolgaTelecom***
Location of registered office: ***Communications House, Maxima Gorkogo Square, Nizniy Novgorod, 603000, Russia***

Mailing address: ***Communications House, Maxima Gorkogo Square, Nizniy Novgorod, 603000, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.3 Name of the organization: ***(Public) Joint-Stock Company Giprosvyaz***
Location of registered office: ***11 Third Khoroshevskaya Street, Moscow, 123298, Russia***
Mailing address: ***11 Third Khoroshevskaya Street, Moscow, 123298, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.4 Name of the organization: ***(Public) Joint-Stock Company Far-Eastern Telecommunications Company***
Location of registered office: ***57 Svetlinskaya Street, Vladovostok, 690600, Russia***
Mailing address: ***57 Svetlinskaya Street, Vladovostok, 690600, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.5 Name of the organization: ***(Public) Joint-Stock Company Kostromskaya City Telephone Network***
Location of registered office: ***6 Gagarin Street, Kostroma, 156023, Russia***
Mailing address: ***6 Gagarin Street, Kostroma, 156023, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.6 Name of the organization: ***(Public) Joint-Stock Company Lensvyaz***
Location of registered office: ***61 Bolshaya Morskaya Street, Saint-Petersburg, 190000, Russia***
Mailing address: ***61 Bolshaya Morskaya Street, Saint-Petersburg, 190000, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.7 Name of the organization: ***(Public) Joint-Stock Company Moscow Metropolitan Telephone Network***
Location of registered office: ***6 Degtiarny Pereulok, Building 2, Moscow, 103804, Russia***
Mailing address: ***12 Petrovski Boulevard, building 3, Moscow, 103051, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.8 Name of the organization: ***(Public) Joint-Stock Company North-West Telecom***
Location of registered office: ***24 Bolshaya Morskaya Street, Saint-Petersburg, 191186, Russia***
Mailing address: ***24 Bolshaya Morskaya Street, Saint-Petersburg, 191186, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.9 Name of the organization: ***(Public) Joint-Stock Company Sibirtelecom***
Location of registered office: ***5 Lenin Street, Novosibirsk, 630099, Russia***

The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.10 Name of the organization: ***(Public) Joint-Stock Company Central Telegraph***
Location of registered office: ***7 Tverskaya Street, Moscow, 103375, Russia***
Mailing address: ***7 Tverskaya Street, Moscow, 103375, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.11 Name of the organization: ***(Public) Joint-Stock Company Southern Telecommunications Company***
Location of registered office: ***66 Karasynskaya Street, Krasnodar, 350000, Russia***
Mailing address: ***66 Karasynskaya Street, Krasnodar, 350000, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.12 Name of the organization: ***(Public) Joint-Stock Company Long-distance and international telecommunications Rostelecom***
Location of registered office: ***5 Delegatskaya Street, Moscow, 103091, Russia***
Mailing address: ***5 Delegatskaya Street, Moscow, 103091, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

26.13 Name of the organization: ***(Public) Joint-Stock Company Uralsvyazinform***
Location of registered office: ***68 Lenin Street, Perm, 614096, Russia***
Mailing address: ***68 Lenin Street, Perm, 614096, Russia***
The Issuer's interest in the charter capital of the affiliated entity: ***no stake***
The affiliated entity's interest in the Issuer's charter capital: ***no stake***

27. Share (interest) of the Issuer in the charter legal capital of affiliated legal persons:
see items 24, 25, and 26 above.

28. Share of affiliated persons of the Issuer and their founders' and officers' share in the Issuer's legal capital
see items 24, 25, and 26

29. Legal entities and persons holding 5 and more percent of votes in the supreme governing body of the Issuer.
Name: ***JSC Investitsionnaya Kompania Svyazi***
Percentage: ***50.7%***

Name: ***Russian Federal Property Fund***
Percentage: ***9.6%***

Name: ***Private Joint-Stock Company Depositary-Clearing Company***
Percentage: ***6.7792%***

Name: ***ING Bank (Eurasia) ZAO (Private Joint-Stock Company)***
Percentage: ***7.6504%***

30. Participation of the Issuer in industrial, banking, financial groups, holdings,

no participation
Organization: ***Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).***
Role and functions of the Issuer in the organization: ***Member of the association. Functions as provided by the Charter of ATO. Membership in the association shows intentions and agreement of members of association to coordinate their effort with those of other members in deployment, development and operation of payphone network in accordance with the Charter of ATO.***

Organization: ***Association of operators of federal business service Iskra.***
Role and functions of the Issuer in the organization: ***Member of the association. Making use of Iskra network services.***

Organization: ***Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.***
Role and functions of the Issuer in the organization: ***Co-founder of a not-for-profit organization - Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia. The association was established by telecommunications enterprises based on equality of its members in order to coordinate their activities in the Central Black-Soil area of Russia to pursue a consistent policy in development of telecom systems and facilities in the coverage areas, to provide assistance to members in efficient fund raising and appropriation of financial resources to implement federal, regional and local programs and projects, and protect their interests in relationships with state authorities and bodies, businesses and other agents.***

Organization: ***Association of operators of CDMA networks.***
Role and functions of the Issuer in the organization: ***Functions according to the charter.***

Organization: ***Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.***
Role and functions of the Issuer in the organization: ***Member of the association. The association arranges and conducts an annual International congress Quality of new millennium telecommunications.***

Organization: ***International association of cellular operators DSM MoU.***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

Organization: ***Association of Russian GSM operators.***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

Organization: ***Association document transmission providers.***
Role and functions of the Issuer in the organization: ***Member of the association. Participation in rollout of document transmission services.***

31. Branches and representative offices of the Issuer
Name of the regional branch: ***Belsvyaz - a subsidiary of JSC CenterTelecom***
Location of registered office: ***3 Revolution Square, Belgorod, 308000, Russia***
Mailing address: ***3 Revolution Square, Belgorod, 308000, Russia***
Chief executive: ***Mr. Grigiriy N. Kuzmenko***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Bryansksvyazinform - a subsidiary of JSC CenterTelecom***
Location of registered office: ***9 Karl Marx Square, Bryansk, 241000, Russia***
Mailing address: ***9 Karl Marx Square, Bryansk, 241000, Russia***
Chief executive: ***Mr. Vasiliy A. Gapeenko***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom***
Location of registered office: ***42 Gorkogo Street, Vladimir, 600000, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, 600000, Russia***
Chief executive: ***Mr. Anatoliy N. Korovin***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Voronezhsvyazinform - a subsidiary of JSC CenterTelecom***
Location of registered office: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Mailing address: ***35 Revolution Prospekt, Voronezh, 394000, Russia***
Chief executive: ***Mr. Alexander V. Khaustovich***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Ivtelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***1 The Tenth of August Street, Ivanovo, 153000, Russia***
Mailing address: ***1 The Tenth of August Street, Ivanovo, 153000, Russia***
Chief executive: ***Mr. Gennadiy P. Brusentsev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Kaluzhskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Chief executive: ***Mr. Vladislav M. Ledkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Kostroma telecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***1 Podlipaeva Street, Kostroma, 156961, Russia***
Mailing address: ***1 Podlipaeva Street, Kostroma, 156961, Russia***
Chief executive: ***Mr. Andrey V. Saprykin***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Kurskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***8 Krasnaya Square, Kursk, 305000, Russia***
Mailing address: ***8 Krasnaya Square, Kursk, 305000, Russia***
Chief executive: ***Mr. Anatoliy V. Maslov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Location of registered office: ***61 Oktyabrskaya Street, Lipetsk, 398000, Russia***
Mailing address: ***61 Oktyabrskaya Street, Lipetsk, 398000, Russia***
Chief executive: ***Mr. Valeriy G. Nikolaev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Moscow subsidiary of JSC CenterTelecom***
Location of registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***29 Narodnogo Opolchenia Street, Building 2, Moscow, 123154, Russia***
Chief executive: ***Mr. Nikolay V. Mezhuev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Orlovskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***43 Lenin Street, Orel, 302000, Russia***
Mailing address: ***43 Lenin Street, Orel, 302000, Russia***
Chief executive: ***Mr. Ivan Dm. Makhov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Ryazanskiy subsidiary of JSC CenterTelecom***
Location of registered office: ***43 Schedrina Street, Ryazan, 390006, Russia***
Mailing address: ***43 Schedrina Street, Ryazan, 390006, Russia***
Chief executive: ***Mr. Vladimir N. Shevnev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Smolensktelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***6 October Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***6 October Revolution Street, Smolensk, 214000, Russia***
Chief executive: ***Mr. Nikolay F. Chugunkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Tambovskaya Elektrosvyaz - a subsidiary of JSC CenterTelecom***
Location of registered office: ***2B Astrakhanskaya Street, Tambov, 392002, Russia***
Mailing address: ***2B Astrakhanskaya Street, Tambov, 392002, Russia***
Chief executive: ***Mr. Sergey M. Klychev***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Tverskoy subsidiary of JSC CenterTelecom***
Location of registered office: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Chief executive: ***Mr. Evgeniy I. Savenkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Tulatelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***33 Lenin Prospekt, Tula, 300000, Russia***
Mailing address: ***33 Lenin Prospekt, Tula, 300000, Russia***
Chief executive: ***Mr. Yuriy N. Lepikhov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

Name of the regional branch: ***Yartelecom - a subsidiary of JSC CenterTelecom***
Location of registered office: ***22 Kosomolskaya Street, Yaroslavl, 150000, Russia***
Mailing address: ***22 Kosomolskaya Street, Yaroslavl, 150000, Russia***
Chief executive: ***Mr. Vladimir F. Korolkov***
Established on (date): ***May 29, 2002***
Expiry of power of attorney: ***October 1, 2003***

32. Number of the Issuer's employees

Average number of the Issuer's employees on the payroll, including those employed by the Issuer's branches and offices, over the reported period: *70,062*

33. Description of core activities of the Issuer

DEVELOPMENT OF TELECOMMUNICATIONS NETWORK

	Unit	*Actual as on January 1, 2003*	*Actual as on April 1, 2003*	*Forecast up to January 1, 2004*
Basic telephone sets	*phone line*	*5,572,174*	*5,633,585*	*5,877,563*
Payphones for local service (including with payment options)	*pieces*	*32,229*	*31,990*	*32,510*
Long-distance payphones (without payment options)	*pieces*	*2,273*	*1,865*	*1,966*
Length of trunk channels	*channels by kilometer in thousands*	*16,844.18*	*21,361.7*	*23,633.45*

Main types of activities and their share in total revenues.

Key activities	*SHARE IN REVENUES (%)*			
	2000	*2001*	*2002*	*1Q2003*
1. Local telephone service	*37.1*	*35.7*	*41.8*	*41.7*
2. Long-distance telephone service	*49.9*	*50.6*	*46.1*	*45.9*
3. Document transmission	*1.8*	*1.6*	*1.7*	*1.7*
4. Wireline broadcast	*1.5*	*2.3*	*2.9*	*2.9*
5. Other activities	*9.7*	*9.8*	*7.5*	*7.8*

Core telecommunications services (services which generated over 10% of revenues over the past three fiscal years)

- *provision of access to telephone network;*
- *setting up local telephone connections (calls);*
- *provision of domestic long distance and international telephone*

The Issuer's market for sales of services – Central and Central Black-Soil areas

Customer types and their shares in the revenues from sales of services in 2001

Customer type	Share in revenues (%)
Residential	*60.3*
Businesses	*32.1*
Budget-funded organizations	*7.6*

Adverse factors which may affect sales of the Issuer's products: decline in production output, reduction in purchasing power of businesses, organizations, and population in the service area in the event of worsening economic situation in the country.

Principal competitors:

JSC ASVT
JSC (Private) MTU-Inform
JSC Central Telegraph
JSC MGTS
JSC Rostelecom
JSC (Private) Infoline
JSC Gascom
JSC Mobile TeleSystems
Limited Liability Company Moscow Cellular Communications Company
JSC Vympelcom (BeeLine)

34. Investment Declaration. Description of the Issuer's Activities
(to be submitted by investment funds only)

35. Plans of Future Business Activity of the Issuer:
In 1Q2003 capital construction plans of subsidiaries were drawn up and approved. representatives of subsidiaries were invited for justifications of their plans.
Negotiations were held with he aim to draw up and sign supply contract for delivery of equipment with foreign manufacturers.
Two major comprehensive documents were examined, viz.: Uniform general design – the ground laying guidelines in determining the strategy of telecommunications network development in the regions, developed by JSC Girposvyaz; and Technical Guidelines for System-network solutions for evolution of information and telecommunications networks of super-regional companies and JSC Rostelecom, developed by R&D institute LONIIS. The general design was distributed to subsidiaries and units of JSC CenterTelecom. Both documents were carefully studied, notes and suggestions were made and submitted to JSC Girposvyaz and LONIIS for elaboration and refinement.
Analysis of the current state of telecommunications networks of the consolidated JSC CenterTelecom was performed based on the check-lists and reports made by subsidiaries.

36. Charter (Legal) capital of the Issuer
The Charter (legal) capital of the Issuer amounts to ***RUR631,199,896.5***

Breakdown of the Issuer's legal capital by share types:
Ordinary shares:
total amount ***RUR473,402,049.9***
share in the legal capital: ***75.000337%***
Preference (preferred) shares

share in the legal capital: ***24.999663%***

37. Share of the State (municipal entity) in the legal capital of the Issuer.
Share of the legal capital of the Issuer held by the State (municipal entity)
Type of property: ***federal***
Share: ***7.19374%***
Managing shareholder: ***Russian Federal Property Fund***

Type of property: ***federal***
Share: ***0.00404%***
Managing shareholder: ***Government authority federal postal service of the Moscow region***

Type of property: ***property of a constituent entity of the Russian Federation***
Share: ***0.00001%***
Managing shareholder: ***Property Fund of the Kaluga region***

Type of property: ***municipal***
Share: ***.0.00011%***
Managing shareholder: ***Property Management Committee of the Kaluga region***

Issuer's shares allocated to the State (municipal entity): ***none***

Any special rights of the Russian Federation, constituent entity of the Russian Federation, municipal bodies in the management of the Issuer ("golden shares"):
not provided for

38. Declared shares of the Issuer
38.1

Type of shares: ***ordinary***
Form of issue: ***registered book-entry***
Full name of the class/type of the declared shares: ***ordinary registered book-entry shares***
Nominal value: ***RUR0.3***
Total number: ***76,166,167***
Total volume: ***RUR22,849,850.1***
Placement arrangements: ***Clause 6 (The Charter of JSC CenterTelecom)***
CHARTER CAPITAL. DECLARED AND PLACED SHARES.

6.7 ***The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.***

6.8 ***An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.***

6.9 ***Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.***

38.2

Class: ***A***
Type of issue: ***registered book-entry***
Full name of the class/type of the declared shares: ***preferred registered book-entry shares class A***
Nominal value: ***RUR0.3***
Total number: ***25,405,178***
Total volume: ***RUR7,621,553.4***
Placement arrangements: ***Clause 6 (The Charter of JSC CenterTelecom) CHARTER CAPITAL. DECLARED AND PLACED SHARES.***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

39. Material contracts and obligations of the Issuer.
no such obligations

40. Obligations of the Issuer related to issues of shares and securities convertible into shares
JSC CenterTelecom committed itself to ensure the rights of the holders of registered securities in full according to the applicable laws of the Russian Federation and the Company's Charter.

41. Sanctions imposed on the Issuer; court proceedings and public inquiries.

Sanctions imposed on the Issuer by state governing authorities, by courts over three fiscal years prior to the fiscal year of the reported quarter, and in the current year:

Date of the sanction imposition: ***August 14, 2000***
Sanction imposing authority: ***State tax inspectorate for Central district of Tver city***
Grounds for sanction imposition: ***Check of compliance with tax legislation in 1997-1998 and 9 months of 1999***
Sanction type: ***Late payment charges, fines***
Amount (RUR): ***649,307***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 7, 2000***
Sanction imposing authority: ***Bailiff court-officer***
Grounds for sanction imposition: ***Non-vacation of premises***
Sanction type: ***Execution duties***
Amount (RUR): ***4,174.5***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 15, 2000***

Sanction imposing authority: ***State tax inspectorate for Central district of Tver city***
Grounds for sanction imposition: ***Field inspection to check compliance with effective legislation in 1997-1998 and 9 months of 1999.***
Sanction type: ***Fine***
Amount (RUR): ***125,362***
Degree of execution: ***Cancelled***

Date of the sanction imposition: ***February 1, 2001***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***146***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 1, 2001***
Sanction imposing authority: ***MTL of the town of Kameshkovo***
Grounds for sanction imposition: ***Complete tax charges***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,283***
Degree of execution: ***Executed***

Date of the sanction imposition: ***1.03.2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***412.14***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 1, 2001***
Sanction imposing authority: ***Social insurance funds***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***93,396***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 28, 2001***
Sanction imposing authority: ***Federal Commission for Securities Market***
Grounds for sanction imposition: ***Quarterly securities Issuer's report was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***30,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 31, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,116***
Degree of execution: ***Executed***

Date of the sanction imposition: ***30.04.2001***

Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,917.49***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Verification act***
Sanction type: ***Late payment charge***
Amount (RUR): ***38,512***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 1, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***4,157***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 4, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***21,765***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 29, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Missing cash funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***36,172***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***60,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2001***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***

Sanction type: ***Late payment charge, fine***
Amount (RUR): ***69***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Zero current account balance***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,179.95***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 1, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***10.46***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 22, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge, fine***
Amount (RUR): ***639***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 24, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of document check***
Sanction type: ***Late payment charge***
Amount (RUR): ***94.65***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge***
Amount (RUR): ***30,718***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 31, 2001***
Sanction imposing authority: ***MTL***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***296***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 6, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge***

Degree of execution: ***Executed***

Date of the sanction imposition: ***September 10, 2001***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Taxes not paid in full***
Sanction type: ***Late payment charge, fine***
Amount (RUR): ***1,245***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 26, 2001***
Sanction imposing authority: ***FCSM of Russia***
Grounds for sanction imposition: ***Report for 2Q2001 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***10,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,361.52***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 30, 2001***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Failure to make payment when due***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,026***
Degree of execution: ***Executed***

Date of the sanction imposition: ***October 9, 2001***
Sanction imposing authority: ***FCSM of Russia***
Grounds for sanction imposition: ***Quarterly securities issuer's report for 2Q2001 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***10,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 26, 2001***
Sanction imposing authority: ***FCSM of Russia***
Grounds for sanction imposition: ***Violation of Article 300 of the federal Law of April 22, 96 No 39-FZ On Securities Market, item 5 of Stature on quarterly reports of securities issuers of issued securities, as approved by a decision of FCSM of Russia of August 11, 1998, No 31***
Sanction type: ***Fine***
Amount (RUR): ***20,000***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the town of Troitsk***

Sanction type: ***Late payment charge***
Amount (RUR): ***2,906***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the town of Scherbinka***
Grounds for sanction imposition: ***Overdue payment of sales tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,321***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the town of Scherbinka***
Grounds for sanction imposition: ***Overdue VAT payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,015***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***January 1, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the town of Podolsk***
Grounds for sanction imposition: ***Adjusted VAT declaration was submitted late***
Sanction type: ***Fine***
Amount (RUR): ***15,164***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***January 4, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,020***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 9, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the town of Podolsk***
Grounds for sanction imposition: ***Overdue payment of motorway user tax for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,799***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 12, 2002***
Sanction imposing authority: ***Pension fund***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,676***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 22, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge***

Degree of execution: ***Executed***

Date of the sanction imposition: ***February 11,2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kashira***
Grounds for sanction imposition: ***Report was not submitted on time***
Sanction type: ***Late payment charge on motor vehicle acquisition tax***
Amount (RUR): ***181***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 11,2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kashira***
Grounds for sanction imposition: ***Report on motor vehicle acquisition tax for 2001 was not submitted on time***
Sanction type: ***Late payment charge***
Amount (RUR): ***259***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 13,2002***
Sanction imposing authority: ***Division of Federal Treasury for South-West district of Moscow (for Inspectorate of the Ministry for Taxes and Levies No 34)***
Grounds for sanction imposition: ***Late payment charge for overdue payment of eco-payments***
Sanction type: ***Late payment charge***
Amount (RUR): ***410***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Roshal***
Grounds for sanction imposition: ***Calculation report on environment pollution for 4Q2001 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Territorial road fund***
Grounds for sanction imposition: ***Overdue transfers of funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,060.27***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Territorial road fund***
Grounds for sanction imposition: ***Overdue transfers of funds***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,060***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 15, 2002***
Sanction imposing authority: ***Territorial road fund of Naro-Fominsk***
Grounds for sanction imposition: ***Overdue transfer of tax amounts for 2001***
Sanction type: ***Fine***
Amount (RUR): ***1,537***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delay in payment of unified social tax for 2001 to the territorial medical insurance fund***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,069***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of VAT for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***9,709***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of unified social tax to the Pension Fund of RF in 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,182***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of property tax for 1-2Q2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***741***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payments of environment pollution charges for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***565***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of unified social tax в ФСС 2001г.***
Sanction type: ***Late payment charge***
Amount (RUR): ***462***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment sales tax for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***140***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the town of Orekhovo-Zuevo***
Grounds for sanction imposition: ***Delayed payment of property tax for 1-2Q2001.***
Sanction type: ***Late payment charge***
Amount (RUR): ***741***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 27, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***200***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 1, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,143.23***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 5, 2002***
Sanction imposing authority: ***Division of the Ministry for Taxes and Levies of the RF for the Moscow region***
Grounds for sanction imposition: ***Late payment charge for overdue payment of arrears to the Pension fund (reg. #5-004)***
Sanction type: ***Late payment charge***
Amount (RUR): ***16,645***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 7, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Calculation report was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***

Degree of execution: ***Executed***

Date of the sanction imposition: ***March 12, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Serebryanye Prudy***
Grounds for sanction imposition: ***Report on the sales tax for 2002 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***731***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 12, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Serebryanye Prudy***
Grounds for sanction imposition: ***Report on land improvement levies was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 12, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Serebryanye Prudy***
Grounds for sanction imposition: ***Overdue payment of land improvement levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***6***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Fine on profit tax to the budget of the constituent entity of the RF***
Sanction type: ***Fine***
Amount (RUR): ***62,352***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***65,619***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***

Amount (RUR): ***73,590***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***24,686***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF***
Sanction type: ***Late payment charge***
Amount (RUR): ***37,446***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Fine on the profit tax to the federal budget***
Sanction type: ***Fine***
Amount (RUR): ***36,366***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Tax on income of foreign legal entities***
Sanction type: ***Fine***
Amount (RUR): ***61,762***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax to the federal budget***
Sanction type: ***Late payment charge***
Amount (RUR): ***15,585***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on profit tax pursuant to order #3***

Amount (RUR): ***36,059***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge of the property tax***
Sanction type: ***Late payment charge***
Amount (RUR): *7*
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on the profit tax payable to the budget of the constituent entity of the RF.***
Sanction type: ***Late payment charge***
Amount (RUR): ***21,879***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on income tax of foreign legal entities***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,587***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Fine on property tax***
Sanction type: ***Fine***
Amount (RUR): ***172***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on property taxes***
Sanction type: ***Late payment charge***
Amount (RUR): ***15***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on income tax of foreign legal entities***

Amount (RUR): ***18,570***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on property tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***10***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Late payment charge on income tax of foreign legal entities***
Sanction type: ***Late payment charge***
Amount (RUR): ***11,298***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 20, 2002***
Sanction imposing authority: ***Branch of the Federal Treasury for the Moscow region (Division of for the Moscow region)***
Grounds for sanction imposition: ***Profit tax was paid in full***
Sanction type: ***Arrears***
Amount (RUR): ***493,604***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 22, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Chekhov***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge on sales tax***
Amount (RUR): ***629***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 28, 2002***
Sanction imposing authority: ***Kaluga regional branch of MAP***
Grounds for sanction imposition: ***Violation of the RSFSR Law on competition and restriction of monopoly activities on commodity markets***
Sanction type: ***Transfer to the federal budget of profits resulted from the violation***
Amount (RUR): ***112,800***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 25, 2002***
Sanction imposing authority: ***Federal Fund of Compulsory Medical Insurance of the RF***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***139***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 25, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Roshal***
Grounds for sanction imposition: ***Calculation report of charges for environment pollution for 1Q2002 was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***April 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***784.29***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 1, 2002***
Sanction imposing authority: ***Division of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Payment was not effected on time***
Sanction type: ***Late payment charge on residential housing maintenance***
Amount (RUR): ***733***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 1, 2002***
Sanction imposing authority: ***Division of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Payment was not effected on time***
Sanction type: ***Late payment charge on advertising tax***
Amount (RUR): ***22***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 8, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***20.24***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 28, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Dolgoprudny***
Grounds for sanction imposition: ***Desk audit***
Sanction type: ***Late payment charge on land tax***
Amount (RUR): ***690***
Degree of execution: ***Executed***

Date of the sanction imposition: ***May 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF for the town of Kolomna***
Grounds for sanction imposition: ***Erroneous calculation***
Sanction type: ***Late payment charge***

Degree of execution: ***Executed***

Date of the sanction imposition: ***June 1, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Statement of verification completion for the 1H***
Sanction type: ***Late payment charge***
Amount (RUR): ***8,558.9***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 3, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***424.64***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of education levies in 2000***
Sanction type: ***Late payment charge***
Amount (RUR): ***4***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of property tax in 2000***
Sanction type: ***Late payment charge***
Amount (RUR): ***530***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of property tax in 2000***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,434***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of environment pollution levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***47***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***

Sanction type: ***Late payment charge***
Amount (RUR): ***8,602.44***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 28, 2002***
Sanction imposing authority: ***Territorial compulsory medical insurance fund for the town of Kolomna***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***43***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 28, 2002***
Sanction imposing authority: ***Pension fund***
Grounds for sanction imposition: ***Overdue tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***109***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***9,547***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***6,318***
Degree of execution: ***Executed***

Date of the sanction imposition: ***June 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF***
Grounds for sanction imposition: ***Additional refined calculations***
Sanction type: ***Late payment charge***
Amount (RUR): ***147***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 11, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Schelkovo***
Grounds for sanction imposition: ***Pursuant to the statement of field audit***
Sanction type: ***Fines and late payment charge***
Amount (RUR): ***136,501***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the***

Grounds for sanction imposition: ***Delayed payment of property tax for 1Q***
Sanction type: ***Late payment charge***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payments of environment pollution levies to federal budget for 1Q2002.***
Sanction type: ***Late payment charge***
Amount (RUR): ***2***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15 , 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of profit tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***18***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 15, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax to the Federal fund of social insurance for 1Q2002***
Sanction type: ***Late payment charge***
Amount (RUR): ***184***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 25, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Krasnogorsk***
Grounds for sanction imposition: ***Land rent was not paid in full for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***4,176***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***557***
Degree of execution: ***Executed***

Date of the sanction imposition: ***July 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna***
Grounds for sanction imposition: ***Overdue payment of local taxes***

Amount (RUR): ***300***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 1, 2002***
Sanction imposing authority: ***Financial division for the town of Dolgoprudny***
Grounds for sanction imposition: ***Overdue payment of lease charges***
Sanction type: ***Fine***
Amount (RUR): ***213***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***VAT for 2001 was not paid in full***
Sanction type: ***Fine***
Amount (RUR): ***533***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Vat for 2001 was not paid in full***
Sanction type: ***Late payment charge***
Amount (RUR): ***263***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of land tax for 2Q2002 to the local budget***
Sanction type: ***Late payment charge***
Amount (RUR): ***22***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax for 2Q2002 to the federal fund of compulsory medical insurance***
Sanction type: ***Late payment charge***
Amount (RUR): ***42***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax for 2Q2002 to the federal budget***
Sanction type: ***Late payment charge***
Amount (RUR): ***356***

Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19 , 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Shatura***
Grounds for sanction imposition: ***Delayed payment of unified social tax for 2Q2002 to the territorial find of compulsory medical insurance***
Sanction type: ***Late payment charge***
Amount (RUR): ***48***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Failure to pay advertising tax for 2001***
Sanction type: ***Fine***
Amount (RUR): ***203***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 19, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Failure to pay advertising tax for 2001***
Sanction type: ***Late payment charge***
Amount (RUR): ***54***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 20, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mytischi***
Grounds for sanction imposition: ***Overdue transfer of income tax for 2002***
Sanction type: ***Late payment charge***
Amount (RUR): ***225***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Krasnogorsk***
Grounds for sanction imposition: ***Tax was not paid in full***
Sanction type: ***Fine***
Amount (RUR): ***11***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 21, 2002***
Sanction imposing authority: ***Division of Federal Treasury for Kashira district (Inspectorate of the Ministry for Taxes and Levies of the RF for the town of Kashira)***
Grounds for sanction imposition: ***Overdue payment of insurance charges for 2001 to the territorial find of compulsory medical insurance***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,056.16***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 21, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Krasnogorsk***
Grounds for sanction imposition: ***Tax was not paid in full***
Sanction type: ***Late payment charge***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 27, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Dzerzhinskiy***
Grounds for sanction imposition: ***Overdue payment of pollution tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***8***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 27, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Dzerzhinskiy***
Grounds for sanction imposition: ***Land tax***
Sanction type: ***Fine***
Amount (RUR): ***315***
Degree of execution: ***Executed***

Date of the sanction imposition: ***August 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***20.05***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***
Grounds for sanction imposition: ***Overdue payment of unified social tax (pension fund)***
Sanction type: ***Late payment charge***
Amount (RUR): ***531***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,244.14***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***

Grounds for sanction imposition: ***Overdue payment of unified social tax (federal fund of compulsory medical insurance)***
Sanction type: ***Late payment charge***
Amount (RUR): ***3***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***
Grounds for sanction imposition: ***Overdue payment of unified social tax (territorial fund of compulsory medical insurance)***
Sanction type: ***Late payment charge***
Amount (RUR): ***65***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***
Grounds for sanction imposition: ***Overdue payment of unified social tax (social insurance fund)***
Sanction type: ***Late payment charge***
Amount (RUR): ***76***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 5, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of Orekhovo-Zuevo district***
Grounds for sanction imposition: ***Delayed payments of land tax for 2000***
Sanction type: ***Late payment charge***
Amount (RUR): ***579***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 10, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna***
Grounds for sanction imposition: ***Overdue profit tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***15.4***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 10, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna***
Grounds for sanction imposition: ***Erroneous VAT calculation***
Sanction type: ***Late payment charge***
Amount (RUR): ***14.34***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 10, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the***

Grounds for sanction imposition: ***Overdue land tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***54.36***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 20, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Mozhaysk***
Grounds for sanction imposition: ***Calculation report was not submitted on time***
Sanction type: ***Fine***
Amount (RUR): ***100***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 20, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Odintsovo***
Grounds for sanction imposition: ***Calculation report was not submitted on time***
Sanction type: ***Late payment charge***
Amount (RUR): ***3.86***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue profit tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***69***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue VAT payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***124***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of unified social tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***757***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment residential housing maintenance tax***
Sanction type: ***Late payment charge***

Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of garbage collection levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,627***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of property tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***459***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 23, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment of sales tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,399***
Degree of execution: ***Executed***

Date of the sanction imposition: ***September 26, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***18,889.23***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 2, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,858***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 29, 2002***
Sanction imposing authority: ***Insurance funds***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment charge***
Amount (RUR): ***69,280***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***

Amount (RUR): ***79,273***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Fine.***
Amount (RUR): ***7,621***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***20,260***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***486***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,958***
Degree of execution: ***Executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,006***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,128***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***November 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***423***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 20, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***146***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 24, 2002***
Sanction imposing authority: ***Mosautodor, Lyuberetski branch of RDU #7***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge of motorway user tax***
Amount (RUR): ***6,882***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 6***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge on sales tax***
Amount (RUR): ***5,535***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***65.92***
Degree of execution: ***Executed***

Date of the sanction imposition: ***December 30, 2002***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge on property tax***
Amount (RUR): ***778.72***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Treasury***
Grounds for sanction imposition: ***Overdue payment for rented residential premises***
Sanction type: ***Late payment charge***
Amount (RUR): ***3,885***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Treasury***
Grounds for sanction imposition: ***Overdue payment for rented municipal buildings***
Sanction type: ***Late payment charge***
Amount (RUR): ***223***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Inter-district inspectorate of the Ministry for Taxes and Levies #3 for the Moscow region***
Grounds for sanction imposition: ***Overdue payment of police support charge***
Sanction type: ***Late payment charge***
Amount (RUR): ***118***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Schelkovo***
Grounds for sanction imposition: ***Overdue income tax payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***5,708***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF № 10 for the city of Bryansk***
Grounds for sanction imposition: ***Lack of cash***
Sanction type: ***Late payment for natural person income tax***
Amount (RUR): ***2,115***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 1, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of the Ministry for Taxes and Levies № 3 for the Moscow region***
Grounds for sanction imposition: ***Overdue payment of land improvement levies***
Sanction type: ***Late payment charge***
Amount (RUR): ***237***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for Pechepskiy District***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***485***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF # 11 for the Bryansk region***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***34***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 3, 2003***
Sanction imposing authority: ***MTL # 10 for the Bryansk region***

Grounds for sanction imposition: ***pursuant to statement of check # 1269/09***
Sanction type: ***Late payment charge***
Amount (RUR): ***18,309***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 4, 2003***
Sanction imposing authority: ***social insurance fund РФ***
Grounds for sanction imposition: ***adjusted personal injury insurance charges***
Sanction type: ***Fine***
Amount (RUR): ***28***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 9, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 10 for the Bryansk region***
Grounds for sanction imposition: ***Arrears***
Sanction type: ***Late payment charge***
Amount (RUR): ***2,374***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Fine on profit tax payable to the state budget***
Amount (RUR): ***93,409***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Profit tax fine***
Amount (RUR): ***120,780***
Degree of execution: ***Not executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Parfenyevskiy district***
Amount (RUR): ***505***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***

Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Sudislavskiy district***
Amount (RUR): ***897***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Vokhomskiy district***
Amount (RUR): ***102***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Buyskiy district***
Amount (RUR): ***1,877***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Antropovskiy district***
Amount (RUR): ***477***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in the city of Kostroma***
Amount (RUR): ***71,361***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in the Kostroma region***
Amount (RUR): ***37,429***
Degree of execution: ***Executed***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Kostromskoy district***
Amount (RUR): ***448***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax (federal budget)***
Amount (RUR): ***120,702***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Kadyiskiy district***
Amount (RUR): ***468***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Kologrivskiy district***
Amount (RUR): ***26***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Makaryevskiy district***
Amount (RUR): ***93***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Manturovskiy district***
Amount (RUR): ***92***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Volgorechenskiy district***
Amount (RUR): ***419***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Neyskiy district***
Amount (RUR): ***818***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Sharyinskiy district***
Amount (RUR): ***2,605***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Mezhevskoy district***
Amount (RUR): ***89***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Chokhlomskiy district***
Amount (RUR): ***156***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***

Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Sogalichskiy district***
Amount (RUR): ***81***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax***
Amount (RUR): ***417***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Pyshugskiy district***
Amount (RUR): ***523***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Galichskiy district***
Amount (RUR): ***424***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Pavinskiy district***
Amount (RUR): ***49***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***

Sanction type: ***Late payment charge for profit tax in Ostrovskiy district***
Amount (RUR): ***1,017***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Oktyabrskiy district***
Amount (RUR): ***335***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 10, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Statement # № 247/18 of December 2, 2002 of a field check of tax compliance***
Sanction type: ***Late payment charge for profit tax in Nerekhtskiy district***
Amount (RUR): ***22***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 10 for the Bryansk region***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***36,169***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 15, 2003***
Sanction imposing authority: ***Branch 5 State entity – Vladimir regional branch of social insurance fund of the RF***
Grounds for sanction imposition: ***Overdue payment of personal injury charges***
Sanction type: ***Late payment charge***
Amount (RUR): ***5***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Lytkarino***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge of unified social tax (social insurance fund)***
Amount (RUR): ***48***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 20, 2003***
Sanction imposing authority: ***social insurance fund of the RF***
Grounds for sanction imposition: ***Desk audit***
Sanction type: ***Late payment charge***
Amount (RUR): ***5***

Degree of execution: ***Executed***

Date of the sanction imposition: ***January 20, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Zhukovskiy***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge of unified social tax (social insurance fund)***
Amount (RUR): ***5,774***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 22, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Voskresensk***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge of tax for 2H2002.***
Amount (RUR): ***99***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 23, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for motor vehicle owners tax***
Amount (RUR): ***16***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 23, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for motorway user tax***
Amount (RUR): ***18***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 25, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***141.77***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 28, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for Orekhovo-Zuevo region***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge of unified social tax to social insurance fund for 1H2001***
Amount (RUR): ***756***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 28, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for Orekhovo-Zuevo***
Grounds for sanction imposition: ***Overdue transfer of funds***
Sanction type: ***Late payment charge of unified social tax to the federal fund of compulsory medical insurance for 1H2001***
Amount (RUR): ***244***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 30, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 8***
Grounds for sanction imposition: ***Rebate of late payment charge***
Sanction type: ***Late payment charge for profit tax***
Amount (RUR): ***-138.09***
Degree of execution: ***Cancelled***

Date of the sanction imposition: ***January 30, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies № 9***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge on profit tax***
Amount (RUR): ***1,053.81***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue transfer of tax for sales of fuel and lubricants***
Sanction type: ***Late payment charge***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax of 14 % accumulation part to pension fund***
Amount (RUR): ***28***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% to pension fund***
Amount (RUR): ***76***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***

Sanction type: ***Fine of unified social tax 14% to pension fund, insurance part***
Amount (RUR): ***172***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue payment motor vehicle owners tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***45***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Ivanovo***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge on property tax***
Amount (RUR): ***6***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% to the territorial fund of compulsory medical insurance***
Amount (RUR): ***19***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue payment of charges for police support***
Sanction type: ***Late payment charge***
Amount (RUR): ***14***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14 % federal fund of compulsory medical insurance***
Amount (RUR): ***1***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for the city of Ivanovo***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for VAT***

Amount (RUR): ***138,868***
Degree of execution: ***Executed***

Date of the sanction imposition: ***January 31, 2003***
Sanction imposing authority: ***Inspectorate of Ministry for Taxes and Duties for Puchezhskiy district***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Fine of unified social tax 14% social insurance fund***
Amount (RUR): ***4***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies № 9 for the Bryansk region***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***697***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 1, 2003***
Sanction imposing authority: ***KOMZEM***
Grounds for sanction imposition: ***Non-payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***2***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 7, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Arrears on unified social fund***
Amount (RUR): ***881***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 7, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for unified social tax***
Amount (RUR): ***29***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 7, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of verification completion***
Sanction type: ***Late payment charge for income tax***
Amount (RUR): ***25***
Degree of execution: ***Executed***

Date of the sanction imposition: ***February 28, 2003***

Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue tax payments***
Sanction type: ***Late payment charge for taxes to the budget***
Amount (RUR): ***825,020***
Degree of execution: ***Being executed***

Date of the sanction imposition: ***March 1, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF # 3 for the Bryansk region***
Grounds for sanction imposition: ***Statement of fact***
Sanction type: ***Late payment charge***
Amount (RUR): ***32***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 1, 2003***
Sanction imposing authority: ***Social insurance fund***
Grounds for sanction imposition: ***Statement of injuries check***
Sanction type: ***Late payment charge***
Amount (RUR): ***3***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 9 for the Bryansk region***
Grounds for sanction imposition: ***Statement of fact***
Sanction type: ***Fine for income tax***
Amount (RUR): ***177***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Pursuant to statement of check***
Sanction type: ***Fine for accidents***
Amount (RUR): ***1,361***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Decision # 34 of Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma of September 5, 2001***
Sanction type: ***Interest on VAT restructuring***
Amount (RUR): ***37,965***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies of the RF for the town of Chekhov***
Grounds for sanction imposition: ***Overdue payment of land tax for 2002***
Sanction type: ***Late payment charge***

Amount (RUR): ***1,842***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 13, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma***
Grounds for sanction imposition: ***Decision # 34 of Inspectorate of the Ministry for Taxes and Levies for the city of Kostroma of September 5, 2001***
Sanction type: ***Interest on restructuring profit tax, to the federal budget***
Amount (RUR): ***4,315***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax to the federal fund of compulsory medical insurance***
Amount (RUR): ***11***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Rebate of late payment charge***
Sanction type: ***Late payment charge for tax for police***
Amount (RUR): ***-24.74***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax for police***
Amount (RUR): ***8***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Rebate of late payment charge***
Sanction type: ***Late payment charge for pension fund***
Amount (RUR): ***-397***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax on the territorial fund of compulsory medical insurance***
Amount (RUR): ***65***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***

Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***11***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 15, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies # 1***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for tax on the territorial fund of compulsory medical insurance***
Amount (RUR): ***110***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 20, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***4.04***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 20, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the city of Belgorod***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge for land tax***
Amount (RUR): ***26.22***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 25, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies for the town of Kolomna***
Grounds for sanction imposition: ***Erroneous calculation of property tax for 9 months of 2002***
Sanction type: ***Late payment charge***
Amount (RUR): ***292***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 27, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of the Ministry for Taxes and Levies of the RF # 7***
Grounds for sanction imposition: ***Refund of VAT in another tax period***
Sanction type: ***Late payment charge, fine***
Amount (RUR): ***12,302***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 3, 2003***
Sanction imposing authority: ***Inspectorate of the Ministry for Taxes and Levies***
Grounds for sanction imposition: ***Overdue payment***
Sanction type: ***Late payment charge***
Amount (RUR): ***1,576***

Degree of execution: ***Executed***

Date of the sanction imposition: ***March 31, 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for major taxpayers of the Moscow region***
Grounds for sanction imposition: ***Overdue transfer of funds in respect of land tax***
Sanction type: ***Late payment charge***
Amount (RUR): ***4,047***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 31 , 2003***
Sanction imposing authority: ***Interdistrict Inspectorate of Ministry for Taxes and Duties of the RF for the Kostroma region***
Grounds for sanction imposition: ***statement of verification as of December 1, 2002***
Sanction type: ***Late payment charge for tax for police***
Amount (RUR): ***19***
Degree of execution: ***Executed***

Date of the sanction imposition: ***March 31, 2003***
Sanction imposing authority: ***State Tax Inspectorate***
Grounds for sanction imposition: ***Payment was not effected on time***
Sanction type: ***Late payment charge in respect of PFR***
Amount (RUR): ***5,634***
Degree of execution: ***Executed***

The essence of all ongoing or ended in the reported quarter litigations which may materially affect the Issuer's activities.

Brief description of grounds for all the ongoing or completed in the reported quarter public inquiries of the Issuer conducted by state authorities, as well as of audits of the Issuer carried out at the request of its shareholders (participants):

In Tula regional operation and technical telecommunications center a public inquiry was carried out by Head office for nature resource management and protection of environment as to compliance with regulations and legislation on nature resource management and protection of environment. Statement of opinion of March 28, 2003 (no sanction was imposed). Auditor firms Top-audit and Ernst&Young conducted an audit of TulaTelecom – Tula regional branch of JSC CenterTelecom.

42. Material facts (events, actions) over the reported quarter.

Date of the fact (event, action) occurrence: ***January 17, 2003***
Code: ***0300194A17012003***

(Private) Joint-Stock Company Depositary-Clearing Company –a nominal shareholder.
Business office: 13 1st Tverskaya-Yamskaya Street, 125047, Moscow, Russia
Postal address: 14/2 Staraya Basmannaya Street, Building 4, 103064, Moscow, Russia
The shareholder's interest in the Issuer's charter capital before the change: 10.0091%;
The shareholder's interest in the Issuer's charter capital after the change:9.9711%;
Date of the change: January 17, 2003

Date of the fact (event, action) occurrence: ***January 21, 2003***

Code: *0300194A21012003*

(Private) Joint-Stock Company Depositary-Clearing Company –a nominal shareholder.
Business office: 13 1st Tverskaya-Yamskaya Street, 125047, Moscow, Russia
Postal address: 14/2 Staraya Basmannaya Street, Building 4, 103064, Moscow, Russia
The shareholder's interest in the Issuer's charter capital before the change: 9.9711%;
The shareholder's interest in the Issuer's charter capital after the change: 10.005%;
Date of the change: January 21, 2003

Date of the fact (event, action) occurrence: *January 24, 2003*
Code: *1300194A24012003*

Date of the meeting of the Board of Directors: January 24, 2003
Mode of conducting the meeting: absentee vote
The Board membership according to the list: 9 members
Took part in the absentee voting: 9 members
Quorum was reached.

Full wordings of decisions passed according to the Minutes of the Board meeting.

On the first item of the Board meeting agenda "Review of the shareholders' proposals on putting forward candidates to the Board of Director, the Audit Commission and to the position of the General Director".

Voting results on the adopted decision: for – 9 votes, against – no votes, abstain – no votes.

Pursuant to Clause 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of participating in the meeting members of the Board of Directors.

Adopted resolution:
1. To deem valid proposals of candidates to the Board of Directors submitted by the following shareholders:
JSC Svyazinvest
Russian Federal Property Fund
Lindsell Enterprises Limited
2. To include in the list of candidates to the Board of Directors put forward for voting the following persons named in the valid proposals:

1. *Valeriy N. Yashin, General Director, JSC Svyazinvest*
2. *Alexander V. Lopatin, Deputy General Director, JSC Svyazinvest*
3. *Vadim E. Belov, Deputy General Director, JSC Svyazinvest*
4. *Oksana V. Petrova, Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest*
5. *Alexander A. Ermolich, Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest*
6. *Irina P. Ukhina, Deputy Director, Department of Corporate Governance, JSC Svyazinvest*
7. *Viktor D. Savchenko, Director of Legal Department, JSC Svyazinvest*
8. *Andrey V. Obukhov, Division Chief, Department of Corporate Governance, JSC Svyazinvest*
9. *Stanislav P. Avdiants, Executive Director, Director of Economic and Tariff Policies Department, JSC Svyazinvest*
10. *Ruben A. Amaryan, General Director, JSC CenterTelecom*
11. *Alexey B. Panteleev, First Deputy Chairman, the Moscow region Government*

12. *Alexander P. Gribov, Deputy Chief of Division, Russian Federal Property Fund*
13. *Grigoriy M. Finger, Executive Director, Moscow office of NCH Advisors, Inc*
14. *Alexander V. Ikonnikov, Director of Association for Protection of Investors' Rights*

3. To deem valid proposals of candidates to the Audit Commission of the Company submitted by the following shareholder:
JSC Svyazinvest
4. To include in the list of candidates to the Audit Commission put forward for voting the following persons named in the valid proposals:

1. *Irina V. Prokofieva, Director of Department of internal audit, JSC Svyazinvest*
2. *Kirill V. Frolov, Deputy Director – Head of Division, Department of internal audit, JSC Svyazinvest*
3. *Arseniy B. Plyusnin, Head of Corporate Restructuring, JSC CenterTelecom*
4. *Konstantin Yu. Kravchenko, Chief Expert, Department of internal audit and economic analysis, JSC Svyazinvest*
5. *Konstantin V. Belyaev, Chief Accountant, JSC Svyazinvest*

5. To deem valid a proposal submitted by JSC Svyazinvest of candidate to the position of the General Director.

6. To include in the list of candidates for voting to the position of the General Director with term of office of 2 years the following person put forward in the valid proposal:
Ruben A. Amaryan

On the second item of the Board meeting agenda On payment of the remuneration to members of the Board of Directors of JSC CenterTelecom.
Voting results on the adopted decision: for – 9 votes, against – no votes, abstain – no votes.

Pursuant to Clause 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of participating in the meeting members of the Board of Directors.

The decision adopted by voting:
To recommend to the joint general meeting of shareholders of the Company to approve allocations (percentages) for calculation of quarterly and annual remunerations of members of the Board of Directors as follows:

- allocation of 0.0042% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;
- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Directors of the Company.

On the third item of the Board meeting agenda Review of new issues of the Charter, Regulations on the general meetings of shareholders, Regulations on the Board of Directors, Regulations on the Management Board of JSC CenterTelecom.

Voting results on the adopted decision: for – 9 votes, against – no votes, abstain – no votes.

Pursuant to Clause 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of participating in the meeting members of the Board of Directors.

The decision adopted by voting:

To recommend to the joint general meeting of shareholders of the Company to approve the new issue of the Charter of the Company (as amended), the new issue of the Regulations on the general meetings of shareholders (as amended), the new issue of the Regulations on the Board of Directors, the new issue of the Regulations on the Management Board of JSC CenterTelecom

On the fourth item of the Board meeting agenda Approval of the form of the text of ballot papers for voting on all agenda items of the joint general meeting of shareholders of JSC CenterTelecom on February 20, 2003.

Voting results on the adopted decision: for – 9 votes, against – no votes, abstain – no votes.

Pursuant to Clause 14.8 of the Company Charter a decision on the issue shall be passed by a majority of votes of participating in the meeting members of the Board of Directors.

The decision adopted by voting:
To approve the form of the text of ballot papers for voting on all agenda items of the joint general meeting of shareholders of JSC CenterTelecom on February 20, 2003.

Date of the fact (event, action) occurrence: *January 31, 2003*
Code: *1100194A31012003*

JSC CenterTelecom completed effecting payments of income on the Company's book-entry registered bonds series 2-И (state reg. # 4-15-00194-A).
Date of effecting payments of income on bonds series 2-И: January 10, 2003.

Interest paid out upon results of 2002 on the binds of the said series amounted to 2% per annum per bond.

Total number of bonds series 2-И on which the interest was paid is 21,701 bonds.
Form of payment of accrued income on the securities is cash funds.

Date of the fact (event, action) occurrence: *February 18, 2003*
Code: *0300194A18022003*

(Private) Joint-Stock Company Depositary-Clearing Company –a nominal holder.
Business office: 13 1st Tverskaya-Yamskaya Street, 125047, Moscow, Russia
Postal address: 14/2 Staraya Basmannaya Street, Building 4, 103064, Moscow, Russia
The shareholder's interest in the Issuer's charter capital before the change: 10.0136%;
The shareholder's interest in the Issuer's charter capital after the change: 9.9709%;
Date of the change: February 18, 2003

Date of the fact (event, action) occurrence: *March 4, 2003*
Code: *1200194A04032003*

Type of the general meeting – a joint general meeting of shareholders of JSC CenterTelecom (extraordinary).
Form of conducting – personal presence/absentee voting.
Date of the meeting: February 20, 2003.
Venue: Club of OAO Central Telegraph, 7 Tverskaya Street, Entrance 3, Moscow, Russia.
Time to start registration of the shareholders attending the meeting: 9:00 am local time.
Time to start the meeting: 11:00 am local time.

The list of shareholders entitled to take part in the joint (extraordinary) general meeting of shareholders of JSC CenterTelecom was compiled based on the entries of the register of the Company's shareholders as at 18:00 local time on December 17, 2002 (the record date)..

As on the record date the Company placed 1,578,006,833 ordinary shares, of which 0 shares were acquired (repurchased) by the Company.

Total number of placed voting shares of the Company is 1,578,006,833 shares less shares acquired (repurchased) by the Company.

Shareholders – owners of the Company ordinary shares are entitled to vote on items #1, #2, #4, #5, #6, #7, #8, and #9 of the agenda of the joint extraordinary meeting of shareholders. Shareholders-owners of the Company ordinary shares except members of the CenterTelecom's Board of Directors and persons holding senior executive positions in the Company, are entitled to vote on issue #3 of the joint extraordinary meeting agenda.
As at 11.00 am on the date of the meeting 4,379 shareholders and their duly authorized representatives with 1,355,615,414 votes on aggregate were registered for the meeting; of which 4,227 shareholders having on aggregate 137,280,888 votes were represented by ballot papers received by the Company not later than two days before the date of the meeting.
The number of votes of members of the Board of Directors or persons holding senior executive positions in the Company is 389,280 votes.
Number of votes belonging to shareholders entitled to vote on items #1, #2, #4, #5, #6, #7, #8, #9 of the meeting agenda is 1,355,615,414 votes accounting for 85.91% of the total number of the placed outstanding shares of the Company, less voting shares redeemed (purchased) by the Company.
Number of votes belonging to shareholders entitled to vote on item #3 of the meeting agenda is 1,355,226,134 votes accounting for 85.78% of the total number of the placed outstanding shares of the Company, less voting shares redeemed (purchased) by the Company and held by members of the Company Board of Directors or by persons holding senior executive positions in the Company.
The necessary quorum to pass resolutions on the agenda items #1, #2, #4, #5, #6, #7, #8, is ensured by participation of shareholders owning on aggregate over 50% of the total number of placed outstanding voting shares of the Company, less voting shares redeemed (purchased) by the Company.
The necessary quorum to pass a resolution on the agenda item #3, is ensured by participation of shareholders owning on aggregate over 50% of the total number of placed outstanding voting shares of the Company, less voting shares redeemed (purchased) by the Company and voting shares owned by members of the Board of Directors or persons holding senior executive positions in the Company.

Issue I. Early termination of the powers of the current General Director and appointment of General Director, determination of his term of office.

1.1. to terminate before expiry the powers of the General Director Mr. R. Amaryan.
Voting results:
FOR: 1,346,245,364
AGAINST: 1,048,788
ABSTAINED: 7,162,942

1.2. to appoint Mr. R. Amaryan as the General Director of the Company
Voting results:
FOR: 1,346,810,051
AGAINST: 362,328
ABSTAINED: 7,332,842

1.3. to set the term of office of the General Director as 2 years.
Voting results:
FOR: 1,347,262,900
AGAINST: 108,200
ABSTAINED: 7,078,944

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 1 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

Results of the voting: It was resolved:
1.1. to terminate before expiry the powers of the General Director Mr. R. Amaryan.
1.2. to appoint Mr. R. Amaryan as the General Director of the Company
1.3. to set the term of office of the General Director as 2 years.

Issue 2. Early termination of the authority of the members of the Board of Directors and election of the Company's Board members.

Results of the vote:
2.1. Early termination of the authority of the Board members:
For: 1,342,552,538 (99.04%0
Against: 142,399 (0.01%0
Abstained: 288,598 (0.02%)
According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

2.2. Election of the board of Directors:

	Name	Number of Yes votes
1	Valeriy N. YASHIN	2,065,084,978
2	Alexander V. LOPATIN	1,117,428,172
3	Vadim E. BELOV	1,129,780 893
4	Oksana V. PETROVA	1,111,468,558
5	Alexander A. ERMOLICH	4,015,808
6	Irina P. UKHINA	11,239,317
7	Viktor D. SAVCHENKO	1,106,397,409
8	Andrey V. OBUKHOV	5,849,213
9	Stanislav P. AVDIANTS	1,119,513,222
10	Ruben A. AMARYAN	1,159,614,041
11	Aleksey B. PANTELEEV	1,105,963,955
12	Grigory M. FINGER	1,513,447,690
13	Alexander V. IKONNIKOV	1,448,957,376
14	Alexander P. GRIBOV	1,669,237,671
	Against all nominees	605,013
	Abstained for all nominees	3,507,548

According to item 4 Article 66 of the Federal Law on Joint-Stock Companies nominees for whom the largest numbers of votes were cast are deemed to be elected members of the Company Board of Directors.

Voting results:
to terminate before expiry the authority of the Board members
to elect the following members of the Company Board of Directors:

1. *Valeriy N. Yashin*

2. *Alexander V. Lopatin*
3. *Vadim E. Belov*
4. *Oksana V. Petrova*
5. *Viktor D. Savchenko*
6. *Stanislav P. Avdiants*
7. *Ruben A. Amaryan*
8. *Aleksey B. Panteleev*
9. *Grigory M. Finger*
10. *Alexander V. Ikonnikov*
11. *Alexander P. Gribov*

Issue 3. Early termination of the authority of the members of the Audit Commission and election of the Company's Audit Commission.

3.1. to early terminate of the authority of the members of the Audit Commission.
Voting results:
FOR: 1,347,270,451
AGAINST: 145,781
ABSTAINED: 7,087,151

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 2 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

3.2. Election of the Audit Commission

1. Konstantin V. Belyaev

Voting results.
FOR: 1,346,670,308 (99.73%)
AGAINST: 167,904 (0.01%)
ABSTAINED: 7,244,761 (0.53%)
INVALID BALLOTS: 753,960 (0.06%)

2. Irina V. Prokofieva

Voting results.
FOR: 1,346,136,633 (99.33%)
AGAINST: 683,886 (0.05%)
ABSTAINED: 7,252,096 (0.54%)
INVALID BALLOTS: 764,318 (0.06%)

3. Kirill V. Frolov

Voting results.
FOR: 1,345,954,013 (99.32%)
AGAINST: 747,901 (0.06%)
ABSTAINED: 7,256,430 (0.53%)
INVALID BALLOTS: 878,589 (0.06%)

4. Arseniy B. Plyusnin

Voting results.
FOR: 1,344,692,125 (99.22%)
AGAINST: 604,986 (0.04%)

ABSTAINED: 8,677,327 (0.64%)
INVALID BALLOTS: 862,495 (0.06%)

5. Konstantin Yu. Kravchenko

Voting results.
FOR: 1,345,980,056 (99.32%)
AGAINST: 702,776 (0.05%)
ABSTAINED: 7,180,350 (0.53%)
INVALID BALLOTS: 973,751 (0.07%)

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 3 shall be taken by a majority of votes of shareholders – owners of ordinary (voting) shares taking part in the meeting.
According to item 6 of Article 85 of the Federal Law on Joint-Stock Companies shares owned by members of the Board or persons holding senior executive positions in the Company, shall not take part in the vote to elect members of the Audit Commission.

Voting results.
3.1. to terminate before expiry the authority of the members of the Audit Commission.
3.2. to elect the following members of the Audit Commission:
1. Konstantin V. Belyaev
2. Irina V. Prokofieva
3. Kirill V. Frolov
4. Arseniy B. Plyusnin
5. Konstantin Yu. Kravchenko.

Issue 4. Approval of a new issue of the Company's Charter.

Voting results:
FOR: 1,197,877,184 (88.36%)
AGAINST: 189,999 (0.01%)
ABSTAINED: 156,473,683 (11.54%)
According to item 4 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 4 shall be taken by a majority of three fourths of votes of shareholders – owners of ordinary (voting) shares taking part in the meeting.

Voting results.
4.1. to approve the new issue of the Company Charter.
4.2. the Company General Director R. Amaryan shall ensure a state registration of the new issue of the Charter as required by law.

Issue 5 Approval of the Regulations on conducting general meetings of shareholders (a new issue).

Voting results:
FOR: 1,336,859,485 (98.62%)
AGAINST: 29,880 (0.02%)
ABSTAINED: 17,664,433 (1.30%)
According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 5 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

Voting results.
5.1. to approve the new issue of the regulations on conducting general meetings of shareholders of the Company.

Issue 6. Approval of the Regulations on the Board of Directors of the Company (a new issue).

Voting results:
FOR: 1,333,532,375 (98.37%)
AGAINST: 2,321,166 (0.17%)
ABSTAINED: 18,694,307 (1.38%)

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 6 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

Voting results.
6.1. to approve the new issue of the Regulations on the Board of Directors of the Company.

Issue 7 Approval of the Regulations on the Company's Management Board (a new issue).

Voting results:
FOR: 1,316,641,732 (97.13%)
AGAINST: 202,995 (0.01%)
ABSTAINED: 17,908,341 (1.32%)

According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 7 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

Voting results.
7.1. to approve the new issue of the Regulations on the Management Board of the Company.

Issue 8. Determination of remunerations of the members of the Board of Directors.

Voting results:
FOR: 1,171,317,292 (86.40%)
AGAINST: 6,088,605 (0.45%)
ABSTAINED: 162,196,000 (11.96%)
According to item 2 of Article 49 of the Federal Law on Joint-Stock Companies a decision on agenda item 8 shall be taken by a majority of votes of shareholders – owners of voting shares taking part in the meeting.

Voting results.
8.1. to approve a share (percentage) allocated for quarterly and annual remunerations payable to members of the Board of Directors as follows:
- at 0.0042% of the Company's revenues generated by sales of goods, products, works, services in the reporting quarter according to accounting reports to each Board member;
- at 0.4% of net profit of the Company in the reporting period according to accounting reports for the whole Board..

43. Information on the reorganization of the issuer, its subsidiaries and affiliates.
February 20, 2003 a joint general (extraordinary) general meeting of shareholders of JSC CenterTelecom was held.
Minutes #10 of February 20, 2003 are attached.

44. Additional material information on the Issuer.
No additional information

B. Financial and Business Activities of the Issuer

45. Annual accounting reports for the last three fiscal years.
See Annex.

46. The issuer's financial statements for the reported quarter.
See Annex.

47. Events resulted in an increase or reduction in the assets of the Issuer by more than 10 percent in the reported quarter.
No such events in the reporting quarter.
The value of the issuer's assets as at the end of the quarter preceding the reporting quarter is ***RUR23,337,745,000***.
The value of the issuer's assets as at the end of the reporting quarter is ***RUR24,272,457,000***.

Events resulted in an increase or reduction in the assets of the Issuer by more than 10 percent in the 4th quarter of the previous year.

The issuer's assets value as at the end of the 3rd quarter previous year was
RUR22,246,643,000
The issuer's assets value as at the end of the 4th quarter previous year was
RUR23,338,502,000

48. Events resulted in an increase in the profits (loss) of the Issuer by more than 20 percent as compared to the performance in the preceding quarter.
Date of the fact (event, action) occurrence: ***April 4, 2003***
Description: ***Increase in the profit in the 1st quarter of 2003 resulted from growth of sales revenues and cutting costs of telecommunications service provision and reduction non-sales expenses.***
Absolute change of the profit (loss) in the reporting period as compared to the profit (loss) of the issuer in the previous quarter is ***RUR440,370,000***

The issuer's profit (loss) in the quarter, preceding the reporting quarter is ***RUR146,506,000***
The issuer's profit (loss) in the reporting quarter is ***RUR586,876,000.***

Events resulted in an increase in the profits (loss) of the Issuer by more than 20 percent in the 4th quarter previous year as compared to the 3rd quarter of the previous year.
Date of the fact (event, action) occurrence: ***April 30, 2002***

Description: ***Increase in the profit in the 4th quarter of 2002 resulted from the reorganization of the Company (merger of regional subsidiaries in the Central and Central blacksoil regions into JSC CenterTelecom).***
Absolute change of the profit (loss) in the 4th quarter previous year as compared to the profit (loss) of the issuer in the 3rd quarter of the previous quarter is ***RUR189,730,000***

The issuer's profit (loss) in the 3rd quarter previous year is ***RUR-43,224,000***
The issuer's profit (loss) in the 4th quarter previous year is ***RUR146,506,000***

49. Formation and allocation of the reserves and other special funds of the Issuer.
As on December 31, 2002 a reserve fund to cover doubtful accounts receivable was created in the Company to the amount of RUR556,675,000

As on December 31, 2002 a reserve capital was allocated by the Company to the amount of RUR27,838,000

As on March 31, 2003 a reserve fund to cover doubtful accounts receivable was created in the Company to the amount of RUR722,137,000

50. Transactions concluded by the Issuer in the reported period to the amount of 10 and more percent of the Issuer's assets as of the end of the preceding quarter.
No such transactions over the reported period.

51. Allocation of funds raised by the Issuer through placement of the issued securities
No such channels of funds utilization.

52. Borrowed funds raised by the Issuer and its subsidiaries in the reported period.
Borrowed funds received by the Issuer at the end of the reported quarter:

Debt description	Balance at the beginning of the year (RUR)	Received (RUR)	Repaid (RUR)	Balance at the end of the reported quarter (RUR)
Long-term bank credits	981,013,000	298,370,000	310,625,000	968,758,000
including not paid back at maturity	-	-	-	-
Other long-term loans	963,448,000	6,901,000	16,823,000	953,526,000
including not paid back at maturity	-	-	-	-
Short-term bank credits	1,654,894,000	863,661,000	690,010,000	1,828,545,000
including not paid back at maturity	-	26,373,000	-	26,373,000
Bank loans to employees	-	-	-	-
including not paid back at maturity	-	-	-	-
Other short-term loans	743,359,000	67,134,000	41,495,000	768,998,000
including not paid back at maturity	36,419,000	-	36,419,000	-

Borrowed funds received by the Issuer and its subsidiaries in the past year:

Debt description	Balance at the beginning of the year (RUR)	Received (RUR)	Repaid (RUR)	Balance at the end of the reported quarter (RUR)
Long-term bank credits	381,017,000	1,160,759,000	556,730,000	985,046,000
including not paid back at maturity	-	-	-	-
including due to:				
Other long-term loans	1,100,821,000	788,907,000	892,373,000	997,355,000
including not paid back at maturity	-	-	-	-
including due to:				
Short-term bank credits	1,049,886,000	2,727,064,000	2,165,101,000	1,611,849,000
including not paid back at maturity	18,359,000	9,177,000	27,536,000	-
including due to:				
Bank loans to employees	-	-	-	-
including not paid back at maturity	-	-	-	-
including due to:				
Other short-term loans	38,658,000	944,414,000	213,860,000	769,212,000
including not paid back at maturity	3,401,000	33,018,000	-	36,419,000
including due to:				

53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reported quarter.
Amount of accounts payable and accounts receivable of the Issuer and its subsidiaries at the end of the reporting period.

Description	Balance at the beginning of the year (RUR)	Received (RUR)*	Repaid (RUR)*	Balance at the end of the reported quarter (RUR)*
1) Accounts receivable:				
short-term	1,998,686,000	9,514,940,000	9,219,488,000	2,294,138,000
including overdue	815,085,000	-	183,578,000	631,507,000

including over 3 months in arrears	488,282,000	-	183,578,000	304,704,000
in particular on/for:				
	-	-	-	-
	-	-	-	-
long-term	42,568,000	3,578,000	-	46,146,000
including overdue	-	-	-	-
including over 3 months in arrears	-	-	-	-
in particular on/for:				
2) **Accounts Payable**				
short-term	3,196,772,000	7,689,050,000	7,513,607,000	3,372,215,000
including overdue	179,176,000	-	-	179,176,000
including over 3 months in arrears	141,905,000	-	-	141,905,000
in particular on/for:				
long-term	1,325,339,000	176,748,000	-	1,502,087,000
including overdue	-	-	-	-
including over 3 months in arrears	-	-	-	-
in particular on:				
Security (collateral):				
provided to the Issuer:	1,296,451,000	56,219,000	496,000	1,352,174,000
including by third parties	-	-	-	-
in particular provided on:				
provided by the Issuer:	3,938,941,000	533,900,000	270,464,000	4,202,377,000
including those to third persons	765,318,000	-	-	765,318,000
in particular provided on:				
3) Bill of exchange transactions				
drawn bills	79,324,000	-	36,045,000	43,279,000
including overdue	-	-	-	-
in particular on				
Accepted bills (notes)	423,000	-	70,000	353,000
including overdue	-	-	-	-
in particular on:				

Accounts payable and accounts receivable of the Issuer and its subsidiaries at the end of the preceding year.

Description	**Balance at the beginning of the year (RUR)**	**Received (RUR)***	**Repaid (RUR)***	**Balance at the end of the reported quarter (RUR)***
1) Accounts receivable:				
short-term	1,966,904,000	42,670,702,000	42,055,704,000	2,581,902,000
including overdue	646,961,000	7,739,341,000	7,571,217,000	815,085,000
including over 3 months in arrears	438,467,000	5,306,377,000	5,256,562,000	488,282,000
in particular on/for:				
long-term	24,838,000	54,905,000	63,004,000	16,739,000
including overdue	-	-	-	-
including over 3 months in arrears	-	-	-	-
in particular on/for:				
2) Accounts Payable				
short-term	2,135,182,000	35,988,198,000	34,891,635,000	3,231,745,000
including overdue	116,413,000	1,682,041,000	1,619,278,000	179,176,000
including over 3 months in arrears	92,967,000	1,158,311,000	1,109,373,000	141,905,000
in particular on/for:				
long-term	829,600,000	1,086,757,000	645,942,000	1,270,415,000
including overdue	-	-	-	-
including over 3 months	-	-	-	-

in arrears				
in particular on:				
Security (collateral):				
provided to the Issuer:	732,263,000	797,185,000	232,996,000	1,296,452,000
including by third parties	-	-	-	-
in particular provided on:				
provided by the Issuer:	2,848,440,000	3,255,197,000	2,164,696,000	3,938,941,000
including those to third persons	88,404,000	690,398,000	13,484,000	765,318,000
in particular provided on:				
3) Bill transactions				
drawn bills	20,293,000	116,529,000	57,498,000	79,324,000
including overdue	-	-	-	-
in particular on				
Accepted bills (notes)	4,429,000	214,565,000	218,571,000	423,000
including overdue	-	-	-	-
in particular on:				

54. Investments of the Issuer

Investments of the Issuer at the end of the reporting quarter:

Description	Investment as at the end of the reported quarter (RUR)		
	Short-term (less than 1 year)	Long-term (over 1 year)	Total
Investments in the sovereign issued securities	-	-	-
Investments in the securities issued by constituent entities of the Russian Federation	-	-	-
Investments in the municipal securities	-	-	-
Investments in shares, contribution fees, unit funds of other organizations	-	3,996,000	3,996,000
Investments in bonds and other debt securities	37,000	13,309,000	13,346,000
Other loans granted	2,193,000	8,030,000	10,223,000
Investment in the Issuer's subsidiaries	-	91,162,000	91,162,000
Investment in the Issuer's affiliates	-	7,630,000	7,630,000

Investments in the organizations liquidated pursuant to the applicable law of the Russian Federation			
Name of the organization	**Date of liquidation**	**Authority which ordered the liquidation**	**Investment amount (RUR)**
Total			-

Investments in the organizations declared bankrupt pursuant to the applicable law of the Russian Federation			
Name of the organization	**Date of liquidation**	**Authority which ordered the liquidation**	**Investment amount (RUR)**
Total			-

The Issuer's assets as at the end of the reporting quarter (RUR)	

Investments in the organizations accounted for over 10% of the issuer's assets as at the end of the reported quarter		
Name of the organization	**Name of the organization**	**Percentage of the assets**
Total	-	0 %

Investments of the Issuer and its subsidiaries at the end of the past year:

Description	Investment as at the end of the reported quarter (RUR)		
	Short-term (less than 1 year)	Long-term (over 1 year)	Total
Investments in the sovereign issued securities	-	-	-
Investments in the securities issued by constituent entities of the Russian Federation	-	-	-
Investments in the municipal securities	-	-	-
Investments in shares, contribution fees, unit funds of other organizations	-	8,162,000	8,162,000
Investments in bonds and other debt securities	37,000	10,097,000	10,134,000
Other loans granted	2,257,000	2,533,000	4,790,000
Investment in the Issuer's subsidiaries	-	91,162,000	91,162,000
Investment in the Issuer's affiliates	-	12,005,000	12,005,000

Investments in the organizations liquidated pursuant to the applicable law of the Russian Federation			
Name of the organization	**Date of**	**Authority which ordered the**	**Invest...**

	liquidation	liquidation	(RUR)
-			
Total			-
Investments in the organizations declared bankrupt pursuant to the applicable law of the Russian Federation			
Name of the organization	**Date of liquidation**	**Authority which ordered the liquidation**	**Investment amount (RUR)**
Total			-
The Issuer's assets as at the end of the reporting quarter (RUR)			

Investments in the organizations accounted for over 10% of the issuer's assets as at the end of the reporting quarter		
Name of the organization	**Investment amount (RUR)**	**Percentage of the assets**
Total	-	

55. Other material information on business and financial activities of the Issuer:
no information

C. Securities of the Issuer

56. Shares of the Issuer
Issue number: ***1***
Class: ***ordinary shares***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR1,000***
Number of issued securities: ***451,601***
Total amount of the issue: ***RUR451,601,000***

State registration of the issue:
Date of registration: ***June 20, 1994***
Registration number: ***48-1П-1212***
State registration authority: ***financial bodies***

Mode of placement: ***pursuant to the privatization plan***
Period of placement: ***28 June 1994 – 4 July 1994***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***451,601***

State registration of the issue report:
Date of registration: ***February 3, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue have been cancelled (annulled).

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled.

Additional material information on the issued securities:
No other significant information.

Issue number: ***1***

Series: ***B***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR1000***

Number of issued securities***: 12,372***
Total amount of the issue***: RUR12,372,000***

State registration of the issue:
Date of registration: ***June 20, 1994***
Registration number: ***48-1П-1212***
State registration authority: ***Financial authorities***

Mode of placement: ***according to the privatization plan***
Period of placement: ***July 8, 1994 – July 14, 1994***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***12,372***

State registration of the issue report:
Date of registration: ***February 3, 1998***
State registration authority: ***Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
According to the issuer's Charter the Russian Federal Property Fund is the sole exclusive holder of this type of shares. Preference Class B shares are automatically converted into ordinary shares once they are sold by the property fund. These shares are intended for sale at an investment auction.

Market information on the issued securities:
Preference Class B shares are not traded on any market.

Additional material information on the issued securities:
No other significant information

Issue number: ***2***
Class: ***ordinary shares***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR300.00***

Number of issued securities***: 451,601***
Total amount of the issue***: RUR135,480,300***

State registration of the issue:
Date of registration: ***February 25, 1998***
Registration number: ***1-02-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***February 25, 1998 –March 12, 1998***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***451,601***

State registration of the issue report:
Date of registration: ***April 27, 1998***

State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue were cancelled.

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled.

Additional material information on the issued securities:
No other significant information.

Issue number: ***2***
Class: ***preference shares***
Series: ***B***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR300.00***

Number of issued securities: ***12,372***
Total amount of the issue: ***RUR3,711,600***

State registration of the issue:
Date of registration: ***February 25, 1998***
Registration number: ***1-02-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***February 25, 1998 –March 12, 1998***

Current state of the issue: ***all shares of the issue are cancelled (annulled)***
Number of actually placed securities in accordance with the registered issue report: ***12,372***

State registration of the issue report:
Date of registration: ***April 27, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
According to the issuer's Charter the Russian Federal Property Fund is the sole exclusive holder of this type of shares. Preference Class B shares are automatically converted into ordinary shares once they are sold by the property fund.

Market information on the issued securities:
Preference type B shares are not traded on any market.

Additional material information on the issued securities:
No other significant information

Issue number: ***1***
Class: ***preference shares***
Class: ***A***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR1,000***

Number of issued securities: ***154,658***
Total amount of the issue: ***RUR154,658,000***

State registration of the issue:
Date of registration: ***June 20, 1994***
Registration number: ***48-1П-1212***
State registration authority: ***Financial authorities***

Mode of placement: ***pursuant to the privatization plan***
Period of placement: ***July 8, 1994 –July 14, 1994***

Current state of the issue: ***all shares of the issue are cancelled (annulled).***
Number of actually placed securities in accordance with the registered issue report: ***154,658***

State registration of the issue report:
Date of registration: ***February 3, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue were cancelled.

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled (annulled).

Additional material information on the issued securities:
No other significant information.

Issue number: *2*
Class: ***preference shares***
Class: *A*
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR300.00***

Number of issued securities***: 154,658***
Total amount of the issue***: RUR 46,397,400***

State registration of the issue:
Date of registration: ***February 25, 1998***
Registration number: ***2-02-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***February 25, 1998 –March 12, 1998***

Current state of the issue: ***all shares of the issue are cancelled (annulled).***
Number of actually placed securities in accordance with the registered issue report: ***154,658***

State registration of the issue report:
Date of registration: ***April 27, 1998***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
The shares are not traded on the OTC market as all the shares of the issue were cancelled.

Market information on the issued securities:
There is no trading in this type of shares as all the shares of the issue were cancelled (annulled).

Additional material information on the issued securities:
No other significant information.

Issue number: ***3***
Class: ***ordinary***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***451,601,000***
Total amount of the issue: ***RUR 135,480,300***

State registration of the issue:
Date of registration: ***October 19, 2001***
Registration number: ***1-03-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***November 2, 2001 – November 2, 2001***

Current state of the issue: ***placement is completed***
Number of actually placed securities in accordance with the registered issue report:
451,601,000

State registration of the issue report:
Date of registration: ***December 10, 2001***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
no

Market information on the issued securities:
Ordinary shares passed listing procedure on RTS and are included in quotation list A 2.
Trading volume $5,582,957
Trading amount, number of shares: 21,860,339
Number of transactions - 198
Market price ($):
high $0.2728 ; low: $ 0.2361
Spread ($):
max. - 0.0070; min. – 0.0005

Additional material information on the issued securities:
No other significant information.

Issue number: ***3***
Class: ***preference shares***
Series: ***B***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***12,372,000***
Total amount of the issue: ***RUR3,711,600***

State registration of the issue:
Date of registration: ***October 19, 2001***

Registration number: ***1-03-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***November 11, 2001 – November 11, 2001***

Current state of the issue: ***placement is completed.***
Number of actually placed securities in accordance with the registered issue report:
12,372,000

State registration of the issue report:
Date of registration: ***December 12, 2001***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
According to the issuer's Charter the Russian Federal Property Fund is the sole exclusive holder of this type of shares. Preference Class B shares are automatically converted into ordinary shares once they are sold by the property fund. These shares are intended for sale at an investment auction.

Market information on the issued securities:
Preference type B shares are not traded on any market.

Additional material information on the issued securities:
No other significant information

Issue number: ***3***
Class: ***preference shares***
Class: ***A***
Type of securities: ***registered book-entry shares***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***154,658,000***
Total amount of the issue: ***RUR 46,397,400***

State registration of the issue:
Date of registration: ***October 19, 2001***
Registration number: ***2-03-00194-A***
State registration authority: ***Federal Commission for the Securities Market***

Mode of placement: ***conversion***
Period of placement: ***November 2, 2001 – November 2, 2001***

Current state of the issue: ***placement is completed***
Number of actually placed securities in accordance with the registered issue report:
154,658,000

State registration of the issue report:
Date of registration: ***December 10, 2001***
State registration authority: ***Federal Commission for the Securities Market***

Restrictions in circulation of the issued securities (if any):
no

Market information on the issued securities:

Preference Class A shares passed listing procedure on RTS and are included in quotation list B.
Trading volume $11,449,202
Trading amount, number of shares: 8,545,115
Number of transactions - 89
Market price ($):
high $0.18549 ; low: $0.1588
Spread ($):
max. - 0.0155 min. – 0.0000

Additional material information on the issued securities:
No other significant information.

Issue number: ***4***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***76,916,703***
Total amount of the issue: RUR***23,075,010.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-04-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
76,915,532

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by the Federal Commission for Securities Market on January 14, 2003.

Issue number: ***4***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***

Par value of an issued share: RUR0.3

Number of issued securities: ***25,640,049***
Total amount of the issue: RUR***7,692,014.7***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-04-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
25,638,296

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***5***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: RUR0.3

Number of issued securities: ***50,450,711***
Total amount of the issue: RUR***15,135,213.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-05-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
50,449,937

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***5***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***16,818,201***
Total amount of the issue: ***RUR5,045,460.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-05-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
16,809,937

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***6***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***157,140,113***
Total amount of the issue: ***RUR47,142,033.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-06-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
157,139,266

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***6***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***52,380,841***
Total amount of the issue: ***RUR15,714,252.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-06-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
52,379,022

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *7*
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***47,142,266***
Total amount of the issue: ***RUR14,142,679.8***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-07-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
47,141,629

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:

The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***7***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***15,715,083***
Total amount of the issue: ***RUR4,714,524.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-07-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
15,713,797

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***8***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***62,030,720***
Total amount of the issue: ***RUR18,609,216***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-08-00194-A***

State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
62,028,583

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***8***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***20,677,715***
Total amount of the issue: ***RUR6,203,314.5***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-08-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
20,676,240

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***9***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***60,375,300***
Total amount of the issue: ***RUR18,112,590***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-09-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
60,374,595

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***9***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***20,125,772***

Total amount of the issue: ***RUR6,037,731.6***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-09-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
20,124,846

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***10***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***61,203,119***
Total amount of the issue: ***RUR18,360,935.7***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-10-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
61,201,665

State registration of the issue report:
Date of registration: ***January 14, 2003***

State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***10***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***20,402,233***
Total amount of the issue: ***RUR6,120,669.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-10-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
20,400,253

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***11***
Class: ***ordinary***
Type of securities: ***registered book-entry***

Par value of an issued share: ***RUR0.3***

Number of issued securities: ***103,382,321***
Total amount of the issue: ***RUR31,014,696.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-11-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
103,381,414

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: *11*
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***34,462,845***
Total amount of the issue: ***RUR10,338,853.5***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-11-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***

Number of actually placed securities in accordance with the registered issue report:
34,460,412

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***12***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***75,263,991***
Total amount of the issue: ***RUR22,579,197.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-12-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
75,261,336

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***12***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***25,089,521***
Total amount of the issue: ***RUR7,526,856.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-12-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
25,086,826

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***13***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***68,314,820***
Total amount of the issue: ***RUR20,494,446***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-13-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***

Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
68,314,103

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***13***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***22,772,621***
Total amount of the issue: ***RUR6,831,786.3***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-13-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
22,771,451

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***14***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***24,812,546***
Total amount of the issue: ***RUR7,443,763.8***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-14-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
24,811,662

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***14***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***8,271,024***
Total amount of the issue: ***RUR2,481,307.2***

State registration of the issue:

Date of registration: ***October 11, 2002***
Registration number: ***2-14-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
8,270,063

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***15***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***45,820,034***
Total amount of the issue: ***RUR13,746,010.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-15-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
45,818,124

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):

No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***15***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***15,274,423***
Total amount of the issue: ***RUR4,582,326.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-15-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
15,272,606

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***16***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***43,833,084***

Total amount of the issue: ***RUR13,150,195.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-16-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
43,833,566

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***16***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***14,611,672***
Total amount of the issue: ***RUR4,383,501.6***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-16-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
14,611,007

State registration of the issue report:

Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***17***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***48,797,234***
Total amount of the issue: ***RUR14,639,170.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-17-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
48,795,863

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***17***
Class: ***preference***

Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***16,266,964***
Total amount of the issue: ***RUR4,880,089.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-17-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
16,265,265

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***18***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***78,569,993***
Total amount of the issue: ***RUR23,570,997.9***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-18-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***

Number of actually placed securities in accordance with the registered issue report:
78,569,103

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***18***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***26,190,440***
Total amount of the issue: ***RUR7,857,132***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-18-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
26,189,469

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:

The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***19***
Class: ***ordinary***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***109,998,874***
Total amount of the issue: ***RUR32,999,662.2***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***1-19-00194-A***
State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
109,997,455

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

Issue number: ***19***
Class: ***preference***
Series: ***A***
Type of securities: ***registered book-entry***
Par value of an issued share: ***RUR0.3***

Number of issued securities: ***36,667,562***
Total amount of the issue: ***RUR11,000,268.6***

State registration of the issue:
Date of registration: ***October 11, 2002***
Registration number: ***2-19-00194-A***

State registration authority: ***Russian Federal Commission for Securities Market***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 - November 30, 2002***

Current state of the issue: ***placement completed***
Number of actually placed securities in accordance with the registered issue report:
36,665,332

State registration of the issue report:
Date of registration: ***January 14, 2003***
State registration authority: ***Russian Federal Commission for Securities Market***

Restrictions in circulation of the issued securities (if any):
No

Market information on the issued securities:
As of January 21, 2003 shares are traded on RTS

Additional material information on the issued securities:
The actual date of the securities conversion is November 30, 2002. The registration report of the securities issue was registered by Federal Commission for Securities Market on January 14, 2003.

57. The Issuer's bonds
Issue number: ***1***
Series: ***01***
Type: ***interest bearing***
Form of issue: ***bearer bonds***
Nominal value of one bond: ***RUR1000***

Number of securities issued: ***600,000***
Total value of the issue: ***RUR 600,000,000***

State registration of the issue:
Date of the registration: ***October 17, 2001***
Registration number: ***4-01-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***public subscription***
Period of placement: ***November 16, 2001 – November 16, 2001***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***600,000***

State registration of the report on the results of the issue:
Date of registration: ***December 12, 2001***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues: ***the bonds issued are freely traded on stock exchanges and OTC market.***

Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.

Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue and stops at 6.45 pm Moscow time 7 (seven) days prior to the maturity date.
As of the fixed time on the record date when the list of owners and/or nominal holders of the bonds is finalized, the Depositary shall stop all transactions on the deposit account related to the bonds trading.
As of the record time/date to finalize the list of owners and/or nominal holders entitled to receive interest payment on coupon for each of the coupons attached to the bond the Depositary suspends all transactions on the depo accounts related to the bond trading. The Depositary resumes recording of deals on depo accounts related to the bond trading on the day when the relevant coupon period ends.
There are no other restrictions on the bond trading.

Market information on the issued securities:
The principal bond trading place is the section of stock market of Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).

Minimal transaction price in % to the par value	***Maximal transaction price in % to the par value***
104.10	***104.25***

Period before maturity: ***December 11, 2001 – November 6, 2003.***

Income on the issued bonds:
In percentage of the par value: ***Each bond carries 5 coupons. Payments of the income on five coupons of the issued bonds are made on the following dates:***
Coupon income on the first coupon shall be paid on the 95th day from the start of placement of the bonds. Coupon income on the second coupon shall be paid on the 186th day from the start of the bonds placement.
Coupon income on the third coupon shall be paid on the 368th day from the start of the bonds placement.
Coupon income on the fourth coupon shall be paid on the 550th day from the start of the bonds placement.
Coupon income on the last coupon shall be paid simultaneously with redemption at maturity on the 732nd day from the start of the bonds placement.
If the date of the end of the coupon period of the bonds coincides with public or bank holiday payment of the amounts due shall be made on the first business day following the holiday. The bond owner is not entitled to demand any late payment charges to be accrued or any other compensation to be paid in the event of such delayed payment.
The starting date of the first coupon period is the starting date of the placement period of the bonds. The starting date of all the following coupon periods is the payment date of the preceding coupon income.
The end of each of the coupon periods is the payment date of the income on that coupon.

a) Determination of the yield on the first coupon. The yield on the first coupon of the bonds shall be set forth by a decision of the issuer's Board of Directors after the state registration of the bond issue, but not later than five business days before the start of the bonds placement.
b) Determination of the yield on the second and the rest of the coupons. The yield on the remaining coupons of the bonds shall be determined by a decision of the issuer's Board of Directors and reported to Securities Section of MICEX according to the Section's rules not

later than at least ten business days before cancellation of the preceding coupon and informing of other potential buyers via public media.

c) Calculation of the amount payable on each coupon is to be performed according to the following formulae:
$$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$$
where:
j – coupon period number, j=1,2,3,4,5;
Kj – amount payable on coupon for each bond;
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T(j) – end date of the jth coupon period.
The amount payable is calculated with the accuracy of RUR0.01 (round-off is made according to rules of mathematics).

Coupon yield payable on the first coupon was set by the issuer's Board of Directors on October 29, 2001 at 22%.

Coupon yield payable on the second coupon was set by the issuer's Board of Directors on October 29, 2001 at 21.5%.

Coupon yield payable on the third coupon was set by the issuer's Board of Directors on October 29, 2001 at 20.5%.

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***no other income***
Redemption period: ***The starting date of the redemption period of the issued bonds shall be the 732 (seven hundred thirty second) day from the start of the bond placement period. The start and end day of the redemption coincide.***
Terms and arrangements of the redemption: ***The bonds redemption and income payments on them are made in Russian rubles (RUR) by a bank transfer.***
The bonds redemption and income payments on them are made by a payment agent by the order of the bond issuer.
The duties of the payment agent shall be performed by:
Private Joint-Stock Company Reiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;
General license #3292, issued February 9, 2001.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners to assigned customers of NDC. A bond owner who is not an assigned customer of the NDC shall authorize a bond holder who is an assigned customer of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Payments of bonds redemption and/or income payments on bonds shall be made to assigned customers of the NDC in favor of bonds owners as registered at 6.45 pm Moscow time on the business day preceding the seventh business day before the due date of income

payments on the bonds and/or bonds redemption (hereinafter the date is referred to as the "record date".)
As of the record date for bonds redemption the Depositary shall stop all transactions related to bond trading on the depo accounts until the bonds redemption.

As of the record date for coupon income payment (except payments of income on the last coupon) the Depositary shall stop on the depo accounts all transactions related to bond trading. The Depositary shall resume accounting for transactions related to bond trading on depo accounts on the payment day of the relevant coupon income.

Not later than 3 business days before maturity or date of income payment the Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:
a) the full name of the bond holder;
b) number of bonds as stated on the depo account of the holder;
c) the holder's location and postal address;
d) the holder's bank details:
- *the holder's account current*
- *the holder's individual taxpayer number*
- *the holder's bank name*
- *correspondent account number of the holder's bank*
- *bank identification number of the holder's bank.*

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted by the holder to the NDC on time, the Issuer shall not be responsible for any delayed payments on the bonds.

Not later than 2 business days before maturity and/or income payments on the bonds the Issuer shall remit the necessary amounts to the payment agent. Based on the list of holders provided by the Depositary the payment agent calculates the amounts payable to each bond holder authorized to receive redemption and income payments.
At maturity and/or on the date of income payments on the bonds the payment agent shall remit the amounts due to the accounts of the bond holders in favor of the bond owners.
In the event that one person is authorized to receive redemption amounts and income payments on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the authorizing bond owners.

There is no redemption before maturity.

Collateral for the bond issue:
The entity which provided the collateral: *Limited Liability Partnership PTO Stroytrustservice, INN 7710352289*
Type of collateral: *The collateral provided is the obligation of the Limited Liability Partnership PTO Stroytrustservice to pay the nominal value of the bonds and interest payments due as provided by a special agreement entered into by and between the issuer and the Limited Liability Partnership PTO Stroytrustservice.*
The collateral value in rouble terms: ***RUR 600,000,000***

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:

a) Bonds are issued in the documentary form by granted a certificate to be stored centrally in Not-for-profit partnership National Depositary Center. Certificates will not be handed over to the bond owners.

Depositary accounting of transactions involving bonds shall be carried out by Not-for-profit partnership National Depositary Center in a capacity of the Depositary and other depositaries acting as depositors in relations to its (collectively hereinafter referred to as Depositaries).

The rights on bonds placed in custody and (or) rights on which are recorded in Depositaries are deemed transferred as of the moment of making an entry by Depositaries as required into the purchaser's account (customer, depositor).

As of the bond issue maturity bond certificates are to be withdrawn from custody and cancelled.

Bond holders are responsible for updating and complete form of bank details provided by them to NDC. The Issuer shall not be held liable for delayed payment on bonds if a bond holder failed to provide these details timely to NDC.

b) The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:

$ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$

where:

Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;

T(j -1) – starting date of the jth coupon period;

T – current date.

The accrued income is calculated with the accuracy of RUR0.01 (round-off is made according to mathematical rules).

Issue number: ***2***
Series: ***02***
Type: ***interest bearing***
Form of issue: ***documentary bearer bonds***
Nominal value of one bond: ***RUR1000***

Number of securities issued: ***600,000***
Total value of the issue: ***RUR 600,000,000***

State registration of the issue:
Date of the registration: ***June 25, 2002***
Registration number: ***4-02-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***public subscription***
Period of placement: ***July 23, 2002 – July 23, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***600,000***

State registration of the report on the results of the issue:
Date of registration: ***August 12, 2002***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
The bonds issued are freely traded on stock exchanges and OTC market.
Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.
Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue.
On the OTC market bonds are traded freely until maturity.
As of the record time/date to finalize the list of owners and/or nominal holders entitled to receive interest payment on coupon for each of the coupons attached to the bond the Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on each of the coupons, and be resumed on the date of making payment of the appropriate coupon income.
Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on the last coupons, and redemption of the bond issue at maturity.
In the event the Issuer fails to pay the nominal value of bonds of this issue during 10 days after the payment falls due trading in the bonds shall be resumed on MICEX and on the OTC market.

Market information on the issued securities:
On the secondary market bonds are traded on stock exchanges and OTC market.
The principal stock market trading floor for bond sale is Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX), license of a professional participant of securities market #000-02112-000011 issued by FCSM of Russia on March 22, 1999.
Location: 11 Bolshoi Kislovskiy Pereulok, Moscow, Russia
Postal address: 1/13, Sredniy Kislovskiy Pereulok, Moscow, 103009, Russia
Certificate of bonds issued in a documentary form are centrally stored in custody at Not-for-profit partnership National Depositary Center. Certificates will not be handed over to the bond owners.

The principal trading floor for bond trading is the section of stock market of Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).

Minimal transaction price in % to the par value	*Maximal transaction price in % to the par value*
107.65	*110.00*

Period before maturity: ***August 16, 2002 until April 21, 2005***

Income on the issued bonds:
In percentage of the par value: ***Rules for calculation income payable on each bond of their issue.***
Income on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.
Each bond carries 6 coupons.
Coupon period of the first coupon shall start on the date of bond placement start.
Coupon period of the second coupon shall start on the 91st day from the bond placement start.
Coupon period of the third coupon shall start on the 273rd day from the bond placement start.
Coupon period of the fourth coupon shall start on the 456th day from the bond placement start.

Coupon period of the fifth coupon shall start on the 639th day from the bond placement start.
Coupon period of the sixth shall start on the 821st day from the bond placement start.
The end date of each coupon period shall be the date of payment on the coupon.

Interest rate on the coupons is as follows:

- ***on the first coupon the interest rate is 20% (twenty percent) per annum;***
- ***on the second coupon the interest rate is 20% (twenty percent) per annum;***
- ***on the third coupon the interest rate is 18% (eighteen percent) per annum;***
- ***on the fourth coupon the interest rate is 18% (eighteen percent) per annum;***
- ***on the fifth coupon the interest rate is 16% (sixteen percent) per annum;***
- ***on the sixth coupon the interest rate is 16% (sixteen percent) per annum***

Calculation of the amount payable on each coupon is to be performed according to the following formulae:
$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100 \%$
where:
j – coupon period number, j=1,2,3,4,5;
Kj – amount payable on coupon for each bond;
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T(j) – end date of the jth coupon period.
The amount payable is calculated with the accuracy of RUR0.01 (round-off is made according to rules of mathematics).

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***no other income***
Redemption period: ***The starting date of the redemption period of the issued bonds shall be the 1003 (one thousand and third) day from the start of the bond placement period. The start and end day of the redemption coincide.***
Terms and arrangements of the redemption: ***Terms and arrangements of the redemption at maturity:***
The bonds redemption shall be made by a payment agent (hereinafter the payment agent) by the order of the bond issuer.
The duties of the payment agent shall be performed by:
Private Joint-Stock Company Reiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;
General license #3292, issued February 9, 2001.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bond holder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Bonds redemption payments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bonds redemption date (hereinafter the date is referred to as the "record

Not later than 3 business days before redemption the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) the full name of the bond holder;
b) number of bonds as stated on the depo accounts of the holder in question;
c) the holder's location and postal address;
d) the holder's bank details:
  - *the holder's account current*
  - *the holder's individual taxpayer number*
  - *the holder's bank name*
  - *correspondent account number of the holder's bank*
  - *bank identification number of the holder's bank.*

e) The tax payer status of the bond holder (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bond holder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before maturity the Issuer shall remit the necessary amounts to the payment agent account.
Based on the list of bond holders provided by the Depositary the payment agent calculates the amounts payable to each bond holder authorized to receive redemption payments on the bonds.
At bond maturity the payment agent shall remit the amounts due into the accounts of the bond holders in favor of the bond owners.
In the event that one person is authorized to receive redemption amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

There is no redemption before maturity.

Collateral for the bond issue:
The entity which provided the collateral: ***Limited Liability Company Bassian Invest***
Type of collateral: ***Surety***
The collateral value in rouble terms: ***RUR600,000,000***

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:

$$ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$$

where:
Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T – current date.
The accrued income is calculated with the accuracy of RUR0.01 (round-off is made according to mathematical rules).

Issue number: ***3***
Series: ***1-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR500***

Number of securities issued: ***11,397***
Total value of the issue: ***RUR5,698,500***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-03-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***11,397***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until July 17, 2011***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or other document certifying ownership of residential premises in the city of Kursk;*
- *statement of record certifying accounting book entry confirming at least 6 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Redemption period: *July 17, 2010 until July 17, 2011.*
Terms and arrangements of the redemption: *A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.*
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: *Redemption before maturity can be effected by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia*

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: *no.*

Other property rights and/or other income: *no.*

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the federal Commission for Securities market of Russia on January 14, 2003. (Information will be provided in a quarterly report of an Issuer of issued securities JSC CenterTelecom for 1Q2003).

Issue number: ***4***
Series: ***2-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,000***

Number of securities issued: ***260***
Total value of the issue: ***RUR260,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-04-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***260***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until July 17, 2011***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming at least 5 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Redemption period: ***July 17, 2010 until July 17, 2011.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond .
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***5***
Series: ***3-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR500***

Number of securities issued: ***5,396***
Total value of the issue: ***RUR2,698,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-05-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***5,396***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until July 17, 2011***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the town of Zheleznogorsk;***
- ***statement of record certifying accounting book entry confirming at least 6 (six)***

- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.

Redemption period: ***July 17, 2010 until July 17, 2011.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond .
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: *6*
Series: ***4-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,000***

Number of securities issued: ***70***
Total value of the issue: ***RUR70,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-06-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***70***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until July 17, 2011***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming at least 5 (five) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, , Russia.

Redemption period: ***July 17, 2010 until July 17, 2011.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: ***No***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***7***
Series: ***5-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR3,600***

Number of securities issued: ***499***
Total value of the issue: ***RUR1,796,400***

State registration of the issue:

Date of the registration: ***October 11, 2002***
Registration number: ***4-07-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***498***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until February 22, 2012***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each bond owner of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 6 (six) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia..

Redemption period: ***February 22, 2011 until February 22, 2012.***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than November 29, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out. Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia***

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: ***No***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***8***
Series: ***6-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***499***
Total value of the issue: ***RUR748,500***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-08-00194-A***

State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***499***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until April 18, 2007***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the issuer within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia..

Redemption period: ***April 18, 2006 until April 18, 2007***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity shall be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- ***in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;***
- ***after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;***

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***9***
Series: *7-K*
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***499***
Total value of the issue: ***RUR748,500***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-09-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***499***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until April 18, 2007***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 35 Kuskaya Street, Zheleznogorsk district, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kuskaya Street, Zheleznogorsk district, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***April 18, 2006 until April 18, 2007***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity shall be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- ***in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;***
- ***after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;***

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***10***

Series: ***8-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***500***
Total value of the issue: ***RUR750,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-10-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***499***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2008***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***

- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***August 31, 2007 until August 31, 2008***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***The first day upon expiry of 7 days from state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- ***in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;***
- ***after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;***

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***11***
Series: ***9-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***50***
Total value of the issue: ***RUR750,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-11-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***50***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2008***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership (or other title) or lease rights for residential premises in the city of Kursk;*
- *statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: *August 31, 2007 until August 31, 2008*
Terms and arrangements of the redemption: *A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.*
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: *The first day upon expiry of 7 days from state registration of the report on the results of the securities issue.*

Terms and arrangements of the redemption:
Redemption before maturity shall be carried in the following cases:

- *in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;*
- *after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;*

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***12***
Series: ***10-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***200***
Total value of the issue: ***RUR300,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-12-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***200***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2008***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.1% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***
Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or other document certifying ownership of residential premises in the city of Kursk;*
- *statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: *August 31, 2007 until August 31, 2008*
Terms and arrangements of the redemption: *A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.*
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008.
Payments are made in the order of receipt of requests.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Redemption before maturity is possible as of: *The first day upon expiry of 7 days from state registration of the report on the results of the securities issue.*

Terms and arrangements of the redemption:
Redemption before maturity shall be carried out in the following cases:

- *in the event that an owner of paid-in block of bonds changes his/her domicile before an access to PSTN was provided at the old domicile and no technical possibility is available to provide an access to PSTN at the new domicile;*
- *after bonds were sold on the OTC market and by the issuer's opinion there is no technical opportunity to provide an access to PSTN at the address specified by the new bond owner before maturity;*

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***13***
Series: ***10-K***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR1,500***

Number of securities issued: ***500***
Total value of the issue: ***RUR750,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-13-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***500***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until April 26, 2009***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to receive from the issuer the nominal value and fixed income of 0.2% of the nominal value of the bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the expense of the Company within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for residential premises in the city of Kursk;***
- ***statement of record certifying accounting book entry confirming at least 1 (one) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***October 26, 2008 until April 26, 2009***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.2% of the nominal value per bond.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than April 26, 2009.
Payments are made in the order of the receipt of requests.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is not provided for.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***14***
Series: ***1-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR50***

Number of securities issued: ***80,000***
Total value of the issue: ***RUR4,000,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-14-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***22,674***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until October 1, 2003***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to request:***
to receive the nominal value of bonds within a year after the redemption date;
to receive a fixed income of 2% (two percent) per annum of the nominal value of the bonds upon elapsing of each calendar year. The right to gain interest payment is granted to any bond holder registered in the register of holders of this type of bonds as of January 1 of each year during the whole period before maturity.

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each owner of at least 32 bonds (for natural persons) or at least 48 bonds (for legal entities) of this issue is entitled for priority (out of waiting list) telephone set installation through entering into a contract on provision of access to local telephone network and after provision of such an access at the date, address and on terms and conditions set forth by the bond owner in the said contract (subject to technical availability to be identified by the Company).***

Redemption period: ***October 1, 2002 until October 1, 2003***

Terms and arrangements of the redemption: ***Bonds of this issue shall be redeemed at the par value in the currency of the Russian Federation upon telephone set installation or at any moment during the redemption period:***
for natural persons – upon producing the passport;
for legal entities – upon filing an application for bond redemption.

Redemption before maturity is possible as of: ***Redemption before maturity will be carried out by the issuer during the whole period before maturity but not earlier than the date of state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Bonds of this issue shall be redeemed upon entering into a contract for local telephone service provision with the contract value not exceeding the tariff for provision of access to telephone network according to the waiting list order.***

Collateral for the bond issue: ***No***

Income on the bonds paid in the reporting quarter:
cash funds: ***No***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***15***
Series: ***2-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR50***

Number of securities issued: ***212,701***
Total value of the issue: ***RUR10,635,050***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-15-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***212,701***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***

Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 1, 2006***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled to request:***
to receive the nominal value of bonds within a year after the redemption date;
to receive a fixed income of 2% (two percent) per annum of the nominal value of the bonds upon elapsing of each calendar year. The right to gain interest payment is granted to any bond holder registered in the register of holders of this type of bonds as of January 1 of each year during the whole period before maturity.

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each holder of a block of bonds valued at the amount of an approved tariff for provision of access to the local telephone network as on the date entering into a contract for sale-purchase of telephone bonds shall be entitled for priority (out of waiting list) telephone set installation subject to making network development contribution ensuring provisioning of priority access to the local telephone network to the amount, at the time, address and under terms and provisions set forth by the bond holders in the appropriate contract (subject to technical availability to be identified by the Company).***
Upon sale of bonds the contract for the terms of provision of access to local telephone network shall be terminated.

Redemption period: ***October 1, 2005 until October 1, 2006***

Terms and arrangements of the redemption: ***Bonds of this issue shall be redeemed at the par value in the currency of the Russian Federation upon telephone set installation or at any moment during the redemption period:***
for natural persons – upon producing the passport;
for legal entities – upon filing an application for bond redemption.

Redemption before maturity is possible as of: ***Redemption before maturity will be carried out by the issuer during the whole period before maturity but not earlier than the date of state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Bonds of this issue shall be redeemed upon entering into a contract for local telephone service provision with the contract value not exceeding the tariff for provision of access to telephone network according to the waiting list order.***

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: ***RUR212,661 on 212,701 bonds.***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: ***16***
Series: ***3-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR6,000***

Number of securities issued: ***350***
Total value of the issue: ***RUR2,100,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-16-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***349***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market.

Period before maturity: ***November 30, 2002 until August 31, 2007***

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled:***

- ***to receive from the issuer the nominal value of bonds at redemption;***
- ***to receive a fixed of 0.1% of the nominal value of bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each bond holder is entitled subject to technical availability to have an access to telephone network from one subscriber number at addresses in Pustosh-Bor and pb 14 in the city of Ivanovo. The bond holder shall make a payment under a contract for provision of telephone service according to tariffs effective at the provision of the service.***

Redemption period: ***As of filing by a bond holders of a redemption request with the issuer in the period from July 1, 2007 through August 31, 2007. Payments are effected within 30 days from filing by a bond holder of an application for redemption with the issuer.***

Terms and arrangements of the redemption: ***Not earlier than July 1, 2007 a bond holder shall file a redemption application with the issuer.***

Redemption before maturity is not provided for.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: ***no.***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Issue number: *17*
Series: ***4-И***
Type: ***interest bearing***
Form of issue: ***Registered book-entry bonds***
Nominal value of one bond: ***RUR4,000***

Number of securities issued: ***69***
Total value of the issue: ***RUR276,000***

State registration of the issue:
Date of the registration: ***October 11, 2002***
Registration number: ***4-17-00194-A***
State registration authority performing the registration: ***Federal Commission for Securities Market of the Russian Federation***

Mode of placement: ***conversion at reorganization***
Period of placement: ***November 30, 2002 – November 30, 2002***

Current state of the issue: ***placement completed***
Actual number of the placed securities according to the registered report on the results of the issue: ***68***

State registration of the report on the results of the issue:
Date of registration: ***January 14, 2003***
Authority performing the state registration: ***Federal Commission for Securities Market of the Russian Federation***

Restriction on trading of the securities issues:
No restrictions.

Market information on the issued securities:
The bonds of the issue are not traded on any market

Period before maturity: *November 30, 2002 until September 31, 2007*

Income on the issued bonds:
In percentage of the par value: ***A bond owner is entitled:***

- ***to receive from the Company the nominal value of bonds at redemption;***
- ***to receive a fixed of 0.1% of the nominal value of bonds at redemption.***

Other payable equivalent per bond (RUR): ***no equivalent***
Other income and property rights attached to the issued bonds: ***Each bond grants the right subject to technical availability to have an access to telephone network from one subscriber number at addresses in locations of the Ivanovo region: Kolyanovo, or Zhukovo, or townhouse settlement Ignatovo-2.***

Redemption period: ***from August 1, 2007 through September 30, 2007.***

Terms and arrangements of the redemption: ***Not earlier than July 1, 2007 a bond holder shall file a redemption application with the Company at the following addresses:***
#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospekt
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.

Redemption before maturity is not provided for.

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:
cash funds: ***no.***

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

D. Additional Information on the Issuer's Securities

58, 59, 60. Rights attached to the Issuer's shares. Dividends on the Issuer's shares
58.1
Class of shares: ***Ordinary***
Form of issue: ***registered book-entry shares***
Full name of the share class: ***Ordinary registered book-entry shares***
Clause 8 (The Charter of JSC CenterTelecom) RIGHTS of SHAREHOLDERS – OWNERS OF ORDINARY (COMMON) SHARES
8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.
8.2 Each shareholder holding common shares in the Company has the right:
8.1.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.1.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.1.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.1.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.1.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.1.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.1.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.1.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.1.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.1.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.1.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.3 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.4 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.5 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.6 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an

extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.7 ***Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.***

8.8 ***Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.***

8.9 ***Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.***

Dividends on shares of this type (category):
Period: ***1999***
Total dividend amount per share: ***RUR40***
Total dividend on the shares of this class: ***RUR18,064,040***
Total dividend actually paid on the shares of this class: ***RUR17,724,241.92***

Period: ***2000***
Total dividend amount per share: ***RUR33.05***
Total dividend on the shares of this class: ***RUR14,925,413.05***
Total dividend actually paid on the shares of this class: ***RUR14,639,750.09***

Period: ***2001***
Total dividend amount per share: ***RUR0.026***
Total dividend on the shares of this class: ***RUR11,741,626.2***
Total dividend actually paid on the shares of this class: ***RUR11,246,835***

Amount of dividend payable on the shares of this class, for which payment period has not started: ***none***

58.2
Class of shares: ***Preference class B***
Form of issue***: registered book-entry shares***
Full name of the share class***: Preference Class B registered book-entry shares***
Rights attached to the shares of this class: ***Rights of the shareholders – owners of preference Class B shares.***

Due to taking effect as of April 26, 2002 of the Federal Law On privatization of state and municipal property preference registered book-entry class B shares shall acquire the status of ordinary shares, granting to their holders all rights of a shareholder – owner of ordinary shares as provided for by the Russian Law.

Dividends on shares of this class:

Period:***1999***
Dividend on a share: ***RUR82***
Total dividend on the shares of this class: ***RUR1,014,504***
Total dividend actually paid on the shares of this class: ***RUR1,014,504***

Period: ***2000***
Dividend on a share: ***RUR70.94***
Total dividend on the shares of this class: ***RUR877,669.68***
Total dividend actually paid on the shares of this class: ***RUR877,669.68***

Period: ***2001***
Dividend on a share: ***RUR0.038***
Total dividend on the shares of this class: ***RUR470,136***
Total dividend actually paid on the shares of this class: ***RUR470,136***

Dividend amount declared on this type of shares, for which the payment period has not started: ***0***

58.3

Class of shares: ***Preference Class A***
Form of issue: ***registered book-entry shares***
Full name of the share class: ***Preference Class A registered book-entry shares***
Rights attached to the shares of this class: ***Clause 9 (The Charter of JSC CenterTelecom)***
RIGHTS OF THE SHAREHOLDERS – OWNERS OF PREFERENCE CLASS A SHARES.

9.1 ***Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.***

9.2 ***Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.***
If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 ***Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.***

9.4 ***If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.***

9.5 ***Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.***

9.6 ***Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.***

9.7 ***Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.***

9.8 ***Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of***

documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 ***Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.***

Dividends on shres of this type (category).
Period: ***1999***
Dividend on a share:***RUR164***
Total dividend on the shares of this class: ***RUR25,363,912***
Total dividend actually paid on the shares of this class: ***RUR23,809,076***

Period: ***2000***
Dividend on a share:***RUR141.89***
Total dividend on the shares of this class: ***RUR21,944,423.62***
Total dividend actually paid on the shares of this class: ***RUR21,418,508.47***

Period: ***2001***
Dividend on a share:***RUR0.077***
Total dividend on the shares of this class: ***RUR11,908,666***
Total dividend actually paid on the shares of this class: ***RUR11,641,440.34***

Amount of dividend payable on the shares of this class, for which payment period has not started: ***0***

61. Restrictions in circulation of the issued securities (if any):
see items 56 and 57

62. Other material facts about the Issuer's securities
No material facts

ANNEX
Financial statements for 2000

ANNEX

Financial Statements for 2000

ACCOUNTING POLICIES

ACCOUNTING POLICIES
RUSSIAN FEDERATION
(Public) Joint-Stock Company ELEKTROSVYAZ of the MOSCOW REGION

December 30, 1999 Moscow ***Order # 430***
On the Company's Accounting Policies in 2000

According to and based on the Federal law "On the accounting", rules (standards) of book-keeping and accounting,
I instruct the appropriate bodies
I. to adopt accounting policies as follows:

1. ***Severalty of property is permissible.***
   The balance sheet of JSC Elektrosvyaz of the Moscow region (hereinafter referred to as the Company) shall reflect assets and liabilities owned by the Company. Assets and liabilities of the Company's owners and other entities shall be accounted for separately. In particular, any leased property, property received for technical maintenance, etc. shall be shown off the balance, and consequently, depreciation of this property shall be accrued by the owner of the same, and property tax shall be payable also by the owner.
2. ***Assumption of continuous operation.***
   The Company will remain in business in the foreseeable future and has no intentions of and necessity for liquidation or substantial reduction of its operations, and consequently, the obligations will be met as required.
3. ***Consistent application of the accounting policies.***
   The accounting policies of the Company for 2000 shall be applied successively starting from 1996.
4. ***Determination of time period of business operations***
   The facts of business operations shall be referred to the accounting period (and consequently, recognized in the accounting) when they occurred, regardless of the actual receipt or disbursement of funds related to these facts.
5.
   5.1 The organizational chart of the Company's accounting department provides for existence of the central accounting office within the central management of the company, and accounting offices of the local branches (subsidiaries) having their own current accounts with banks and separate balance sheets, with a position of the chief accountant of a subsidiary in the staff.
   5.2 The responsibilities for arranging the accounting practice as provided for by the applicable effective law of the Russian Federation shall reside with the Company's General Director and directors of subsidiaries who must create necessary conditions for book-keeping and accounting, ensure strict compliance of all the Company's subsidiaries, departments, units, officers, and employees with requirements of the Chief Accountant in respect of drawing up and timely submission for book-keeping of documents and data.
   5.3 The Company's Chief Accountant shall be appointed and relieved from duty by the General Director. The Chief Accountant of the Company shall report directly to the General Director.
   Chief accountants of the subsidiaries shall be appointed and relieved from duty by corresponding director of a local subsidiary. Chief accountant of a subsidiary shall report directly to the director of the subsidiary, and in the part of book-keeping arrangements to the Company's Chief Accountant.
   5.4 The Company's Chief Accountant and chief accountants of the subsidiaries shall be responsible for strict compliance with the provisions set forth in statutory acts and documents regulating the accounting and financial activities in the Russian Federation.
   5.5 According to par. 14 of the Regulations on bookkeeping and accounting reports in

the Russian Federation any payment and settlement document, financial and credit obligations not bearing the chief accountant's signature shall be deemed invalid and should not be accepted for execution. By financial and credit obligations which must bear the chief accountant's signature are meant documents validating financial investments of the company (in accordance with a separate power of attorney in the case of a subsidiary), loan agreements, credit agreements, and contracts concluded on a basis of the supplier's or commercial credit.

6. *A journal-ledger book-keeping type of accounting shall be adopted by the Company. Until unified forms of book-keeping are implemented, different types of journal book-keeping may be used.*
7. *Information processing technology can be various: manual, automated, partially automated.*
   Within 3-5 years a unified automatic system is to be implemented for information processing.
8. *The content of register books and internal accounting shall be a commercial secret.*
9. *Original supporting documents are accepted for accounting if are executed pursuant to forms contained in albums of unified (standard) forms of original accounting data. With an automated accounting system other forms of original accounting documents are acceptable subject to following mandatory requirements: the document should have a title; bear a date of its execution, name of an organization on behalf of which the document was drawn up, the essence of the business operation; measures of the business operation in kind and in monetary values; names of the authorized personnel responsible for performance of the operation and correct execution of its documentation; personal signatures of these personnel members approved by the director of the company upon agreement with the chief accountant.*
10. *Accounting of the fixed assets shall be carried out according to PBU/6/97; Regulations on book-keeping and accounting reports, guidelines for fixed assets accounting, approved by Order #33-н of July 20, 1998 issued by the Ministry of Finance.*

10.1 An accounting object shall be an inventory unit. By an inventory unit is meant an installation or facility fully equipped with all accessories and/or appliances, or a separate individual unit designed for performance of specific independent functions, or stand-alone system of linked units forming a single facility designed for specific purposes. A standalone system of linked units means one or several units designed for common or different purposes, having common gadgets and appliances, common control, mounted on a common foundation, thus resulting in inability of each unit of the system to carry out its functions separately from the system, i.e. each system unit can perform its functions only in the system, not independently.

For instance, a printer, a monitor, a keyboard, etc. are unable to perform the functions for which they are designed, unless connected to a computer, consequently, they should be recorded in the accounting books together with the computer as a fixed asset.

10.2 Fixed assets are accepted for accounting purposes at the initial cost.

The initial cost of a fixed asset is defined depending on the way the asset was procured:

- *for a purchase of fixed assets for a price at actual cost of acquisition, fabrication and production of fixed assets;*
- *in the case of a gratuitous receipt of fixed assets from legal entities and individuals the accounting value is set at a market price as on the day of receipt;*
- *in the event of an acquisition of a fixed asset by way of exchange the value is set at the value of the exchanged assets on the balance sheet.*

10.3 Changes in the initial cost of a fixed asset are permitted in case of:

- *revaluation of assets;*
- *additional construction;*
- *additional installation;*
- *refurnishing;*
- *partial liquidation.*

10.4 The accounting value of a fixed asset is written down by accrual of depreciation charges.
10.5 A straight line depreciation method should be adopted for fixed assets.
10.6 Depreciation is not charged for the following fixed assets:
- *received according to a deed of free gift;*
- *received through budget fund allocations;*
- *housing facilities (tear and wear charges are charged once a year for the annual report through an off-the-balance sheet account 014 Housing facilities depreciation);*
- *perennial plants which have not reached the exploitation age;*
- *acquired printed matters (books, brochures);*
- *land plots.*

10.7 An accelerated depreciation is possible for some individual items of fixed assets. The arrangements for accrual accelerated depreciation charges are determined by an Order of the General Director.

11. *The Company shall determine at its own discretion the allocation of fixed asset depreciation amounts.*
    These amounts should be used in a centralized way to finance the capital expenditure program: new construction, refurbishment and fixed asset procurement.
12. *Withdrawal from a subsidiary turnover of depreciation amounts should be carried out by monthly transfers to the Company's account.*
13. *In book-keeping settlements with subsidiaries connected with depreciation charges are recorded in account 79-2 Intra-corporate depreciation settlements.*
    Subsidiary's transfer of depreciation amounts should be posted as: Debit 79-2 Credit 51.
    In the event of exemption of a subsidiary from transfer of depreciation amounts to the Company the subsidiary should issue a letter of advice in the amount of depreciation charges over the period and post the amount as follows:
    Debit 79-2 Credit 79-3 (intra-company settlements related to separate property).
    These settlements are mutually excluded from the consolidated balance sheet.
14. *Fixed asset repair expenses are valued at the actually incurred costs or to the amount of cash payments if the works were done according to a work contract.*
    No provisions should be allocated for fixed asset repair.
15. *Sale and writing down of fixed assets by subsidiaries shall be effected only upon a written permit of the Company's General Director.*
16. *The Company should evaluate and keep records of intangible assets (goodwill) by their inventory values defined by the historical (initial) cost of their acquisition/creation taking into account the costs of bringing them to operable conditions.*

16.1 Income generating intangible assets used in the course of business activity over a period of 12 months should be assets arising from the following rights:
- *copyright and other contracts for works of science, computer programs, data bases, etc.*
- *patents for invention, industrial specimen, useful model certificates, brand and service names, as well as license agreements for their usage;*
- *know-how rights, etc.;*
- *rights, arising from purchases of separate apartments (flats) in housing facilities.*

16.2 The cost of intangible assets is written down by amortization charges during the useful service life, according to amounts, calculated independently based on:
- *periods of useful operation and writing down their values by amortization charges coinciding with the effective term of an asset as provided for by appropriate contracts or other documents;*
- *periods of useful operation and writing down their values by amortization charges for software products, having no definitive life time, but tending to ageing, are set at from 13 to 36 months;*
- *if it is impossible to define the useful life period the amortization period is set at 5 years.*

16.3 Writing down of the intangible asset value should be carried out using account 05 Amortization of the intangible assets.

17. Taking stock of inventory should be done according to Regulations on book-keeping and accounting – Inventory accounting PBU 5/98, approved by Order #25-н of June 15, 1998 issued by the Ministry of Finance.

17.1 The following property is referred to inventory:

1) used for production, performance of works, and service rendering;

2) set aside for sale;

3) used for administrative purposes.

Inventory includes low value and rapidly wearing things, finished products, goods, equipment to be installed.

17.2 Inventory evaluation for accounting purposes and reporting arrangements depend on the way the inventory items were procured.

17.2.1 Materials (account 10), low value and rapidly wearing items (account 12), goods (account 41) are accepted for accounting at the amount of actual expenses of the Company incurred for their acquisition less VAT and other recoverable taxes.

17.2.2 Production of inventory items by the Company itself.
Accounting and cost accounting for production of inventory items should carried out according to arrangements identified for definition of costs of the relevant production items.

17.2.3 Actual costs of inventory items received by the Company free of charge are identified based on the market price as on the date of receipt by the following posting: Debit accounts 07,10,12,41 Credit account 87.

17.2.4 Actual costs of inventory items acquired by exchange for other assets (except cash) are identified based on the balance sheet value of the exchanged assets.

17.3 Actual costs of material items written down for production should be carried out according to average cost.

17.4 The supply office should carry out accounting of goods according to sale prices.

18. By low value and rapidly wearing items are meant:

- *items having useful life period less than 12 months regardless of their values;*
- *items having values as at the date of their acquisition not more than 100 times the minimal monthly salary amount as set pursuant to the Russian law per unit regardless of the useful life period;*
- *items regardless of their values and useful life period (special tools and gear, replaceable equipment, overalls and work footwear, linen, power saws).*

18.1 Initial cost of low value and rapidly wearing items is written down by depreciation charges to the amount of 100% of the value at the moment of starting their usage.

18.2 Maintenance (repair) costs of low value and rapidly wearing items are included in the production costs.

18.3 Low value and rapidly wearing items valued at less than 1/20 of the limit per unit are written off as they are brought into service.

18.4 Low value and rapidly wearing items received according to a deed of free gift or acquired through budget funds should not be depreciated and their value is not transferred to circulation and production overheads.

Indirect cost accounting

19. Indirect costs shown by account 26 General expenses are posted at the end of accounting period in account 20 Core production.

Production expenses

20. Production expenses are grouped according to specific sites where they were incurred, types of products, works and services, types of expenses:

- *by site where costs were incurred, costs are grouped according to shop, production section, etc. to identify production costs;*
- *by product types, works and services expenses are grouped in order to identify their costs;*
- *by type of expenses the costs are grouped according to cost items and schedule of expenses;*

20.1 Grouping according to cost items is uniform and mandatory and consists of the following items (Regulations on the composition of production and selling costs and expenses (works, services) to be included in the costs, as approved by resolution #552 of the Government of RF of August 05, 1992 as amended on June 26, July 1, 1995):
- *material costs (less cost of recoverable wastes);*
- *payroll costs;*
- *social fund allocations;*
- *fixed assets depreciation;*
- *other expenses.*

20.2 Accounting and analysis of production expenses of products (services) in subsectors of telecommunications industry for the Company's subsidiaries should be carried out pursuant to the guidelines approved by Deputy General Director E. Lankova on February 1, 1995.

20.3 The Company at its own discretion identifies additional grouping of cost items:
- *electric power supply expenses;*
- *the following cost items are derived from other expenses:*
  - *land tax;*
  - *services of JSC Rostelecom;*
  - *services of Private JSC Rostelegraph;*
  - *services of information processing center of MMT.*

As at the end of the accounting period expenses accumulated in accounts 20 Core production and 43 Commercial expenses are written off in full to the results of works and service sales (Debit 46 credit 20,43).

20.4 The Company allocates R&D funds to the amount of 1.5% of the costs and transfers the funds to R&D management department of the Ministry of Communications. It is possible to use allocated R&D funds for centralized spending of the Company according to a trilateral scheme pursuant to directions of JSC Svyazinvest.

21. Expenses incurred during the accounting period but referred to subsequent accounting periods are shown on a separate account 31 Deferred expenses, and to be charged to the costs, to other financing sources within the period, to which they were referred to and which are set by the Company independently on a case by case basis taking into account a justified possibility to recognize the expenses in the relevant settlement periods.

21.1 These expenses include costs of irregularly performed or unscheduled repair of fixed asset, non-capital expenditures, related to rectifying technology and production streamlining; advance lease payments; advertising and promotion expenses; subscription to regular publications; leave payments, and other similar expenses.

21.2 At the end of a month special estimates are to be made of costs allocation of future periods according to each type of costs separately based on the defined periods of their writing off and relevant estimates, financial estimates, effected payments. On the basis of these the expenses are afterwards charged to the costs (Credit 31 Debit 20, 23, 25, 26, 43, 44).

Sales of products (works and services).

22. Revenues from sales of products (works, services) should be taken into account:

1) in stating financial results of the Company's business activity as it renders services, performs works, and as it issues payment-settlement documents to customers (purchasers);

2) for taxation purposes; as the Company renders services and performs works, and issues payment-settlement documents to customers (purchasers).

Foreign currency sale and purchase accounting.

23. Foreign currency sale and purchase transactions are reflected in account 76-3 Settlements with debtors and creditors bypassing account 57 Byway translations.

Foreign currency translation adjustments related to foreign currency transactions

24. Foreign currency translation adjustments arising from foreign currency transactions are recognized as a profit (loss) as they are accepted for accounting purposes.

Accounting of interest on bank loans

25. Accounting of interest on bank loans should be reflected in accounts payable on these loans.
Additionally, accounting for interest payments on bank loans is carried out as on the payment date with accrual of fallen due interest amount.

Incomplete (unfinished) products

26. Products (works) which have not gone through all stages (phases, recasts) as provided for by technology arrangements, as well as unfinished products, and products failed to pass tests and acceptance testing, are included in the incomplete products.
Incomplete products are recognized on the balance sheet according to actually incurred costs, including VAT.

27. Profit allocation accounting.
Net profit allocations can be made by forming special target funds.
Arrangements for allocations of net profit to special target funds are to be set forth by a general meeting of shareholders.

28. The procedure of using limit amounts of special target funds is defined by the executive management body of the Company and in written form forwarded to each subsidiary.

29. Prior to allocations to various funds profit is distributed on the balance sheet accounts as previous and current year profit.

Dividend accrual arrangements.

30. Regularity and arrangement for dividend distribution shall be determined by a general meeting of shareholders.
The arrangements of dividend accrual are determined by founding documents.
A list of shareholders for dividend payments is prepared by department of securities and shareholders equity. The list should be approved by the General Director.
Responsibility for the accuracy of data for dividend payments lies with the Special registrar.

Taking stock of inventory and financial results.

31. The Company independently identifies the number of stock taking exercises in a reporting year, their dates, list of property items and liabilities to be checked during each of stock-taking exercise, with the exception of situations, where such exercises are mandatory.
Stock-taking is mandatory in the following cases:
- *change of a person responsible for tangibles;*
- *if occurrences of theft, embezzlement, and fraud are established;*
- *damage/destruction of asset;, fire, natural disaster.*

32. The Company is entitled at its own discretion to develop a system of internal record keeping and determine procedure and forms of accounting, regularity and terms of compilation and provision, staff responsible for drawing up and control.

33. The Company independently identifies a system and rules of document work-flow and document handling procedures, list of folders for accounting purposes.

34. Storage of original posting documents to be kept for 5 years is carried out by:
- *accounting office*
- *archives.*

35. The Company independently identifies procedures of control of business transactions, authorization to sign documents and other regulations required for accounting purposes.

36. The Company's subsidiaries at their own discretion set a limit of cash in the cashier office (upon agreements with banks), dates of wages payments, list of responsible persons, periods of stock-taking.

Maximum time-limit of using advanced cash amounts is set at 15 days.
Payments of cash amounts to responsible persons are effected on the basis of the employee's request, approved by the subsidiary's director subject to absence of his/her indebtedness on previous advance disbursements.

37. *Receipt of cash payments in respect of telecommunications services rendered is effected at the points of settlements with individuals and legal entities using cash registers, permitted for usage, and forms of strict accountability.*
38. *Settlements with the state budgets in respect of profit tax are performed by the Company in accordance with regulations, set forth by the Government.*
39. *The centralized accounting office of the Company performs settlements with subsidiaries in respect of the profit tax and stabilization fund on balance sheet account 79-1 Inter-corporate settlements with subsidiaries in respect of the profit tax.*
    The dates for remittance of planned profit tax amounts are set on 12 and 21 days of each month; the final settlement is performed after quarterly report submission within 5 days.
    Transfers of amounts to the stabilization fund are effected before the 30th day of the current month.
    In the consolidated balance sheet of the Company account 79-1 is mutually eliminated.
40. *Settlements with subsidiaries in respect of separately allocated assets are performed on account 79-3 Intra-corporate settlements in respect of allocated assets. The account reflects transactions of free of charge transfer by the Company of tangibles, assets, capital expenditures, development subsidies.*
    In the consolidated balance sheet of the Company account 79-3 is mutually eliminated.
41. *The central accounting office performs settlements with subsidiaries in respect of account settlements: with JSC Rostelecom – on account 78-5, with PJSC Rostelegraph – on account 78-1, MMT Computing and data processing center – on account 78-6. Payments are made including VAT.*
    Subsidiaries charge the planned amount approved for monthly transfers in respect of the mentioned payments to expenses account. Simultaneously a statement explaining incomplete payments to the Company account should be provided.
    The date for fund transfers is set on the 20th day of each month.
42. *Subsidiaries of the Company independently perform accrual and payment of taxes to local and republican budgets (except profit tax) at their domiciles.*
    Documents submitted to tax inspections, pension and medicine funds, employment fund, etc. should be stamped with date-stamps when report were submitted.
43. *In order to evaluate existence and status of accounts receivable an accounting analysis in respect of each debtor should be maintained to ensure monitoring the dates when relevant receivables first appeared with the aim to timely recover the receivables and prevent overdue receivables, to monitor filing claims.*
44. *In order to reduce accounts receivable amounts the Company's subsidiaries are allowed to make settlements with customers, suppliers, budgets using bills of exchange (notes), clearings/netting, securities. Accounting on such transactions should be performed according to regulations and guidelines of relevant authorities.*
45. *The Company makes provisions for doubtful debts.*

II. Based on the foregoing the Chief Accountant Mrs. L.Yudintseva, directors and chief accountants of subsidiaries shall:

1. *Ensure book-keeping and accounting in full compliance with the Regulations on book keeping and accounting reports in the RF, chart of accounts and guidelines for its application, and other applicable effective statues, acts, etc.*
2. *Ensure timely and complete submission of required reports to the interested users pursuant to the effective legislation.*
3. *Ensure a possibility of prompt implementation of changes required in case of amendments/additions to applicable laws and regulations.*

4. ***Ensure accurate determination of the tax base for settlements with budget and off-budget funds according to imposed taxes and other payments in accordance with the applicable law.***
5. ***In definition of costs be guided by Regulations on the composition of costs approved Order #552 of August 5, 1992 issued by the Russian Government as amended and added in accordance with Order #661 of July 1, 1995 issued by the Russian Government, etc.***
6. ***Working chart of accounts for central accounting office and a schedule of report submission by subsidiaries are attached to this order.***
7. ***Remove from monitoring the Company's order #48 of February 16, 1999***

III. Control over the execution of this order shall be performed by myself.

Yu. Argunov
General Director

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	0710001
As of **December 31, 2000**		Date (year, month, day)	
Organization	**JSC Elektrosvyaz of the Moscow region**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Open (public) joint-stock company**	By OKOPF/OKFS	47
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

ASSETS	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	9,042	7,438
patents, licenses, trademarks (brand names), other similar rights and assets	111	3,247	3,460
organizational expenses	112	-	-
business standing of the Company (goodwill)	113	4	-
Fixed assets (01, 02, 03)	120	2,093,224	2,388,250
land and natural resources utilization facilities	121	-	-
property, plant and equipment	122	1,843,874	2,182,904
Incomplete construction facilities (construction in progress)(07, 08, 16, 61)	130	180,848	197,907
Income yielding property investment (03)	135	-	-
property for lease	136	-	-
property to be provided under hire contracts	137	-	-
Long-term financial investment (06,82)	140	1,992	2,393
investment in daughter companies	141	-	-
investment in subsidiaries/affiliates	142	-	-
investment in other organizations	143	1,968	2,369
loans granted to organizations for a term of over 12 months	144	-	-
other long-term financial investments	145	24	24
Other non-current assets	150	-	-
TOTAL on Section I	190	2,285,106	2,595,988
II. CURRENT ASSETS			
Inventories	210	53,251	69,052
raw materials, auxiliary and other suchlike assets (10,12,13,16)	211	46,427	61,647
cattle/livestock kept for feeding (11)	212	-	-
expenses on unfinished products (in circulation overheads) (20, 21, 23, 29, 30, 36, 44)	213	4	4
finished products and goods for resale	214	1,405	1,363
shipped products (45)	215	-	-
prepaid expenses (31)	216	5,415	6,038
other inventory and expenses	217	-	-
VAT on acquired valuable items (19)	220	9,976	18,121
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	142	135
customers and buyers (62, 76, 82)	231	68	58
notes receivable (62)	232	-	-
debt of subsidiaries and affiliates (78)	233	-	-
advance payments made (31)	234	-	-
other receivables	235	74	77
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	245,880	246,662
customers and buyers (62, 76, 82)	241	218,905	207,229
notes receivable (62)	242	50	50
debt of subsidiaries and affiliates (78)	243	-	-
overdue unpaid contributions of shareholders (founders) into the Charter	244		

(legal) capital (75)			
advance payments made (61)	245	1,199	17,120
other receivables	246	25,726	22,263
Short-term financial investment (56, 58, 82)	250	390	390
loans granted to organizations for a term less than 12 months	251	-	-
shares of the Company repurchased from shareholders	252	-	-
other short-term financial investment	253	390	390
Cash and cash equivalents	260	54,401	75,491
cash funds (50)	261	3,934	4,557
accounts current (51)	262	41,834	61,734
currency accounts (52)	263	5,223	5,058
other cash (55, 56, 57)	264	3,410	4,142
Other current assets	270	-	-
Total for Section II	290	364,040	409,851
GRAND TOTAL (sum of lines 190 and 290)	300	2,649,146	3,005,839

LIABILITIES	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter (legal) capital (85)	410	185,589	185,589
Additional capital (87)	420	1,617,834	1,767,075
Reserves (86)	430	16,333	21,353
reserves allocated pursuant to effective legislation	431	16,333	21,353
reserves formed according to founding documents (charter)	432	-	-
Social fund (88)	440	3,903	4,156
Specific target financing and receipts (96)	450	-	-
Retained profit of previous years (88)	460	500,622	249,590
Not-covered loss of previous years (88)	465	-	-
Retained profit of the reporting period (88)	470	-	219,436
Not-covered loss of the reporting year (88)	475	-	-
TOTAL for Section III	490	2,324,281	2,447,199
IV. LONG-TERM LIABILITIES			
Loans and credits(92, 95)	510	10,000	2,584
bank credits to be repaid in over 12 months from the reporting date	511	-	-
loans to be repaid in over 12 months from the reporting date	512	10,000	2,584
Other long-term liabilities	520	10,561	8,138
TOTAL for Section IV	590	20,561	10,722
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	64	43,094
bank credits with maturity within 12 months after the reporting date	611	64	43,094
loans to be repaid within 12 months after the reporting date	612	-	-
Accounts payable	620	232,778	402,813
suppliers and contractors (60, 76)	621	172,090	281,347
notes payable (60)	622	-	-
debt to subsidiaries and affiliates (78)	623	-	-
debt to employees (70)	624	3,355	16,292
debt to state off-budget funds (69)	625	2,950	6,678
debt to budget (68)	626	25,256	28,599
advance payments received (64)	627	8,349	56,972
other payables	628	20,778	12,925
Overdue income payments to shareholders (founders) (75)	630	1,865	6,702
Income of future periods (83)	640	67,405	90,036
Provisions for future expenses (89)	650	-	-
Other short-term liabilities	660	2,192	5,273
TOTAL for Section V	690	304,304	547,918
GRAND TOTAL (sum of lines 490, 590, and 690)	**700**	**2,649,146**	**3,005,839**

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
Leased fixed assets (001)	910	93,469	141,444
including leasing	911	-	-
Goods and other tangibles accepted for safe custody (002)	920	-	2
Goods accepted on commission (004)	930	-	69
Debt of insolvent debtors written off as a loss (007)	940	30,077	35,718
Security/collateral of liabilities and payments, received (008)	950	-	-
Security/collateral of liabilities and payments, granted (008)	960	-	-
Depreciation of housing facilities	970	869	781
Depreciation of external building/land improvement and other similar facilities (015)	980	56	205
Forms of reporting under strict control and accountability	990	23,391	30,111

PROFIT and LOSS ACCOUNT
(According to the Russian Accounting Standards)

			Codes
		Form 2 by OKUD	0710002
As on **December 31, 2000**		Date (year, month, day)	
Organization	**JSC Elektrosvyaz of the Moscow region**	By OKPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

On shipment basis

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
I. Ordinary activity revenues and expenses			
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	10	2,517,937	1,941,161
including sales of telecommunications services	11	2,517,937	1,941,161
Costs of sales of goods, products, services, works	20	(2,099,223)	(1,494,917)
including costs of telecommunications services	21	(2,099,223)	(1,494,917)
Gross profit	29	418,714	446,244
Selling expenses	30	(30,860)	(21,402)
General and administrative expenses	40	-	-
Profit (loss) from sales (line 010 less lines 020, 030, and 040)	50	387,854	424,842
II. Operating income and expenses			
Interest receivable	60	3,201	5,258
Interest payable	70	(3,987)	-
Income from participation in other organizations	80	12	8
Other operating income	90	316	1,468
Other operating expenses	100	(86,541)	(71,533)
III. Non-operating income and expenses			
Non-sales income	120	21,459	17,683
Non-sales expenses	130	(35,713)	(70,596)
Profit (loss) before tax (sum of lines 050, 060 080, 090, and 120 less lines 070, 100, and 130)	140	286,601	307,130
Profit tax and other similar mandatory payments	150	(67,165)	(56,086)
Operating profit (loss)	160	219,436	251,044
IV. Extraordinary income and expenses			
Extraordinary income	170	-	-
Extraordinary expenses	180	-	-
Net profit (undistributed profit (loss) of the reported period (lines 160 and 170 less line 180)	190	219,436	251,044
For reference: Dividend per share preference (preferred)	201	0.164	0.106
preference Class B	201	0.082	0.053
ordinary	202	0.04	0.022
Projected dividend in the next reporting year, per share: preference (preferred)	203	-	0.14189-
preference (preferred) Class B	203	-	0.7094
ordinary	204	-	0.03305-

.1.1.1.1.1.1 Explanation of some profit and loss items

Description	Line code	Over the reported	Over the same period

		period		previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.	210	2,440	(146)	2,262	(99)
Profit (loss) of previous years	220	1,095	(593)	2,517	(7,940)
Indemnity of losses incurred due to non-performance or improper performance of duties	230	638	(135)	582	-
Foreign currency translation adjustments	240	3,872	(10,372)	4,317	(42,650)
Reduction in inventory cost as at the end of the reported period	250	-	-	-	-
Written-off accounts receivable and payable for recovery of which law suits cannot be filed due to expiry of the limitation.	260	179	(3,325)	503	(12,043)
	270	-	(1,813)	-	(2,432)

STATEMENT OF CHANGES IN EQUITY
(According to the Russian Accounting Standards)

			Codes
		Form 3 by OKUD	0710003
As on **December 31, 2000**		Date (year, month, day)	
Organization	**JSC Elektrosvyaz of the Moscow region**	By OKPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

Description	Line code	Balance at the year start	Received over the reporting year	Spent over the reporting year	Balance at the year end
1	2	3	4	5	6
I. Equity					
Charter (legal) capital	010	185,589	-	-	185,589
Additional capital	020	1,617,834	151,041	(1,800)	1,767,075
Growth of property value due to revaluation	021	790,288	413	(164)	790,537
Reserves	030	16,333	5,020	-	21,353
Undistributed profit of previous years – total	050	500,622	251,013	(502,045)	249,590
including; financing sources to finance capital expenditures for production purposes	051	249,609	150,608	(150,627)	249,590
Undistributed current	055	-	219,436	-	219,436
Social fund	060	3,903	2,510	(2,257)	4,156
Specific target financing and receipts – total	070	-	-	-	-
	080	-	-	-	-
Specific financing and disbursements from industrial and inter-industrial off-budget funds	100	-	-	-	-
Specific target financing and receipts – total	140	26,096	54,339	(48,120)	32,315
including from budget	141	377	11,882	(10,025)	2,234
off-budget funds	142	-	7,046	(7,046)	
legal entities	143	19,036	-	(2,138)	16,898
individuals	144	6,683	35,411	(28,911)	13,183
Total for section I	079	3,140,665	683,772	(554,386)	3,270,051
II. Provisions for future expenses – total	080				
Total for section II	089	-	-	-	-
III. Estimated provisions – total	090				
including provisions for doubtful debts	091	-	21,902	(4,335)	17,567
Total on section III	099	-	21,902	(4,335)	17,567
IV. Change of capital					
Capital at the reporting period start	100	2,324,281	-	-	-
Increase of capital – total	110	-	629,020	-	-
including: through additional share issue	111	-	-	-	-
due to asset revaluation	112	-	-	-	-
due property increase	113	-	150,628	-	-
due to reorganization of a legal entity (merger, acquisition)	114	-	-	-	-
due to income which according to accounting standards and rules is posted directly to capital increase	115	-	478,392	-	-
Decrease of capital – total	120	-	-	(506,102)	-
including: through reducing share par value	121	-	-	-	-
through reducing the number of shares	122	-	-	-	-
due to reorganization of a legal entity (spin-off, split)	123	-	-	-	-
due to expenses which according to accounting	124	-	-	506,102	-

standards and rules are posted directly to capital decrease					
Capital as at the reporting year end	130	-	-	-	2,447,199

FOR REFERENCE

Description	Line code	Balance at the reporting year start		Balance at the reporting year end	
1	2	3		4	
1) Net assets	150	2,367,782		2,467,445	
		From budget		From off-budget funds	
		3	4	5	6
2) Received for:					
-		-	-	-	-
expenses on ordinary activity- total	160	-	-	-	-
Capital investments into non-current assets	170	11,782	9,310	7,046	2 423
including: for facility construction	171	11,782	9,310	7,046	2,423

STATEMENT OF CASH FLOW
According to Russian Accounting Standards

			Codes
		Form 4 by OKUD	0710004
As on **December 31, 2000**		Date (year, month, day)	
Organization	**JSC Elektrosvyaz of the Moscow region**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

Description	Line code	Amount	of which		
			for current operations	for investment	for financing
1	2	3	4	5	6
1. Cash balance at the year start	010	54,401	x	x	x
2. Received cash funds – total	020	3,311,999	3,224,186	87,813	-
including:					
revenues from sales of goods, products, works and services	030	2,853,368	x	x	-
revenues from sales of fixed assets and other property	040	5,219	4,412	807	-
advance payments received from buyers (customers)	050	88,554	x	x	-
disbursement from budget and other specific target financing	060	14,678	119	14,559	-
free of charge	070	31,442	1,007	30,435	-
credits received	080	43,094	1,094	42,000	-
loans received		-	-	-	-
dividend, interest on financial investments	090	12	x	12	-
other receipts	110	275,632	275,632	-	-
3. Allocated cash funds – total	120	(3,294,316)	1,986,513	406,744	-
including:					
payments for acquired goods, works, services	130	1,273,022	1,254,421	18,601	-
payroll expenses	140	634,625	x	x	x
social needs allocations	150	266,434	x	x	x
payment of imprests	160	32,602	32,602	-	-
payment of advances	170	40,338	20,760	19,578	-
payment for participation by contribution in construction	180	491	x	491	x
payment for machinery, equipment, auto-vehicles	190	328,468	x	328,468	x
financial investment	200	-	-	-	-
dividends, interest payments	210	39,606	x	39,606	-
settlements with budget	220	573,178	573,178	x	-
interest payments on received credits, loans	230	4,072	4,072	-	-
other payments, remittances, etc.	250	101,480	101,480	-	-
4. Cash balance as of the reporting year end	260	72,084	x	x	x
For reference only: From line 020 received in hard cash (except line 100 data) – total	270	1,562,800			
including settlements:					
with legal entities	280	151,083			
with individual	290	1,411,717			
of which using:					
cash registers	291	1,376,709			
forms of strict accountability	292	31 458			
Hard cash:					
received from bank into Company's cashier	295	329,819			

taken to the bank from cashier office	296	1,047,824

SUPPLEMENTS TO THE BALANCE SHEET
According to Russian Accounting Standards

			Codes
		Form 5 by OKUD	0710005
As on **December 31, 2000**		Date (year, month, day)	
Organization	**JSC Elektrosvyaz of the Moscow region**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

1. FLOW OF BORROWED FUNDS

Description	Line code	Balance at the reporting year start	Received	Repaid	Balance at the reporting year end
1	2	3	4	5	6
Long-term bank credits	110	-	-	-	-
including not repaid on time	111	-	-	-	-
Other long-term loans	120	10,000	-	(7,416)	2,584
including with overdue repayment	121	-	-	-	-
Short-term bank credits	130	64	43,094	(64)	43,094
including not repaid on time	131	-	-	-	-
Bank credits to employees	140	-	-	-	-
including not repaid on time	141	-	-	-	-

2. ACCOUNTS PAYABLE AND ACCOUNTS RECEIVABLE

Description	Line code	Balance at the reporting year start	Obligation arose	Obligation repaid	Balance at the reporting year end
1	2	3	4	5	6
Accounts receivables:					
short-term	210	245,880	5,266,642	(5,248,293)	264,229
including overdue	211	97,009	1,072,243	(1,101,799)	67,453
of which over 3 months overdue	212	69,457	550,849	(582,345)	37,961
long-term	220	142	264	(271)	135
including overdue	221	98	-	(60)	38
of which over 3 months overdue	222	82	-	(60)	22
from line 220 indebtedness with payment expected in over 12 months after the reporting date	223	142	-	(7)	135
Accounts payable:					
short-term	230	232,778	4,225,186	(4,055,151)	402,813
including overdue	231	2,557	82,247	(69,590)	15,214
of which over 3 months overdue	232	1,465	61,080	(49,689)	12,856
long-term	240	10,561	-	(2,423)	8,138
including overdue	241	10,561	-	(2,423)	8,138
of which over 3 months overdue	242	-	-	-	-
from line 240 indebtedness with payment expected in over 12 months after the reporting date	243	-	-	-	-
Securities/collateral:					
received	250	-	-	-	-
including those from third parties	251	-	-	-	-
provided to	260	-	-	-	-
including those to third parties	261	-	-	-	-

REFERENCE INFORMATION TO PART 2

Description	Line code	Balance at the reporting year start	Obligation arose	Obligation repaid	Balance at the reporting year end
1	2	3	4	5	6

1) Notes/bills of exchange flow					
Notes issued	262	-	-	-	-
including overdue	263	-	-	-	-
Notes received	264	50	1,076	(1,076)	50
including overdue	265	-	-	-	-
2) Accounts receivable for supplied products (works, services rendered) at actual costs	266	-	-	-	-

3) List of entities-debtors with largest indebtedness

Name of organization	Line code	Balance at the reporting year end	
		total	including over 3 months
1	2	3	4
State budget funded entities	270	1,426	369
Agricultural entities	271	2,048	1,368
Internal affairs ministry	272	5,286	3,079
Individuals	273	99,798	10,418
Administrations	274	12,159	9,722
Federal telecommunications agency	275	-	-
Industry	276	36,019	10,956
Ministry of defense units	277	3,248	2,056
TV and sound broadcast companies	278	76	13

4) List of entities-creditors with largest indebtedness

Name of organization	Line code	Balance at the reporting year end	
		total	including over 3 months
1	2	3	4
Settlements with JSC Rostelecom	280	71,249	-
Supply contracts	281	171,517	8,138
VAT settlements (account 76)	282	200	-
With off-budget funds	283	9,804	-

3. DEPRECIATED (AMORTIZED) PROPERTY

Description	Line code	Balance at the reporting year start	Received (commissioned)	Retired	Balance at the reporting year end
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights for proprietary intellectual (industrial) property items	310	5,714	1,932	(166)	7,480
including rights arising from:					
copy-right and other contracts for scientific, literature, art items and related rights, computer software, databases, etc.	311	5,589	1,925	(159)	7,355
invention patents, industrial samples, collection accomplishments, certificate of useful model, brands and service marks, or license agreement for their use.	312	125	7	(7)	125
rights for know-how	313	-	-	-	-
Rights for use of detached nature sites.	320	97	-	-	97
Organizational expenses	330	-	-	-	-
Goodwill (business standing of the Company)	340	4	-	(4)	-
Other	349	5,873	2,997	(4,892)	3,978
Total (sum of lines 310, 320, 330, 340, 349)	350	11,688	4,929	(5,062)	11,555

II. FIXED ASSETS					
Land spots and nature utilization sites	360	-	-	-	-
Buildings	361	581,333	96,910	(4,524)	673,719
Construction structure	362	372,553	24,799	(211)	397,141
Plant and equipment	363	2,492,803	279,588	(11,274)	2,761,117
Transportation vehicles	364	42 267	9 724	(1 584)	50,407
Tools and machinery	365	9,054	6,389	(1,256)	14,187
Plough cattle	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plants	368	675	-	(5)	670
Other fixed assets	369	2,113	14	-	2,127
Total (sum of lines 360 - 369)	370	3,500,798	417,424	(18,854)	3,899,368
including:					
production	371	3,493,208	416,453	(18,585)	3,891,076
non-production	372	7,590	971	(269)	8,292
III. INCOME YIELDING INVESTMENT IN TANGIBLE ITEMS					
Property intended for lease	381	-	-	-	-
Property provided under hire contract	382	-	-	-	-
Other	383	-	-	-	-
Total (sum of line 381-383)	385	-	-	-	-

REFERENCE DATA TO PART 3

Description	Line code	Balance at the reporting year start	Balance at the reporting year end
1	2	3	4
Line 371, columns 3 and 6:			
leased out – total	387	122	122
including:			
buildings	388	-	-
construction structures/installations	389	-	-
transportation vehicles	390	122	122
	391	-	-
put to long-storage	392	-	-
Wear and tear of depreciated property:			
intangible assets	393	2,646	4,117
fixed assets – total	394	1,407,574	1,511,118
including:			
buildings and installations	395	284,740	301,279
machinery, equipment, transportation means	396	1,119,209	1,205,350
other	397	3,625	4,489
income yielding investment in tangible items	398	-	-
For reference:			
Result on indexation due to fixed assets revaluation			
historical (original) value	401	-	x
depreciation	402	-	x
Pledged property	403	-	-
Value of depreciated property for which depreciation is not charged – total	404	23,666	43,170
including:			
intangible assets	406	914	3,110
fixed assets	405	22,752	40,060

4. FLOW OF FUNDS TO FINANCE LONG-TERM INVESTMENT AND FINANCIAL INVESTMENT

Description	Line	Balance at the	Accrued	Used	Balance at the

		start			start
1	2	3	4	5	6
Own funds of the Company – total	410	1,590	267,657	(267,657)	1,590
including:					
profit at the disposal of the Company (accumulation fund)	411	-	150,608	(150,608)	-
fixed assets depreciation	412	-	115,178	(115 178)	-
other	413	1,590	1,871	(1,871)	1,590
Raised funds – total	420	26,096	94,911	(88,692)	32,315
including:					
bank credits	421	-	42,000	(42,000)	-
borrowed funds of other organizations	422	-	-	-	-
participation by contribution in construction	423	25,719	34,083	(29,721)	30,081
from budget	424	377	11,782	(9,925)	2,234
from off-budget funds	425	-	7,046	(7,046)	-
other	426	-	-	-	-
Total own and raised funds (sum of lines 410 and 420)	430	27,686	362,568	(356,349)	33,905
For reference:					
Incomplete construction facilities	440	174,564	452,852	(436,424)	190,992
Investment in daughter companies	450	-	-	-	-
Investment in affiliates	460	-	-	-	-

5. FINANCIAL INVESTMENT

Description	Line code	Long-term		Short-term	
		at the reporting year start	at the reporting year end	at the reporting year start	at the reporting year end
1	2	3	4	5	6
Interests and stakes in other organizations	510	1,968	2,369	-	-
Bonds and other debt instruments	520	-	-	-	-
Loans provided	530	-	-	-	-
Other	540	24	24	390	390
For reference:					
Bonds and other securities at a market price	550	-	-	-	-

6. OPERATING EXPENSES OF THE COMPANY

Description	Line code	Over the reporting year	Over the previous year
1	2	3	4
Tangible costs	610	295,858	222,889
including: raw materials and accessories	611	103,861	78,175
fuel and power	612	71,115	52,465
spares	613	-	-
Payroll expenses	620	704,638	514,376
Social needs allocations	630	271,397	196,814
Fixed assets depreciation	640	114,948	103,433
Other expenses	650	741,802	478,748
including: taxes including into costs and expenses	651	67,894	52,141
rent and lease payments	652	24,621	21,122
training and refresher courses	653	-	-
Total for element of expenses	660	2,128,643	1,516,260
Change of remaining balances (growth [+], reduction [-]): unfinished production (in progress)	670	-	(5)

prepaid expenses	680	623	1,568
provisions for future periods	690	-	-

7. SOCIAL PARAMETERS

Description	Line code	Payable according to calculation	Actually spent	Transferred to funds
1	2	3	4	5
Allocations to off-budget funds:				
to social insurance fund	710	426,551	(21,382)	20,140
to pension fund	720	214,242	-	209,970
to employment fund	730	11,092	-	10,672
for medical insurance	740	26,383	-	25,652
Allocations to non-government pension funds	750	18,432	x	18,432
Insurance premium for voluntary pension insurance	755	-		
Average number of employees	760	13,357		
Cash outpayments and benefits not related to production, performance of work, service rendering	770	10,754		
Income from stakes and interests in the Company assets	780	751		

Explanatory notes to the accounting reports for 2000

Explanatory note to the accounting reports for 2000

EXPLANATORY NOTES
TO THE BALANCE SHEET OF ELEKTROSVYAZ OF THE MOSCOW REGION FOR 2000

1. Information about the Company

Public joint-stock company Elektrosvyaz of the Moscow region (the Company) is the legal successor of the state enterprise for telecommunications and informatics Rossvyazinform of the Moscow region.

The founder of the company is the Committee on property management of the Moscow region.
Individual Taxpayer Identification number (INN) is 5000000970.
The Company is registered by Moscow region registration chamber on July 23, 1997 record #50:10:0124.

The Company's registered address is at: 23 Proletarskaya Street, Khimki, Moscow region, Russia.
Mailing address before September 1, 2000: 29 building 2 Narodnogo Opolchenya Street, Moscow, Russia.
As from September 1, 2000 the mailing address is 6 building 2, Degtiarny Pereulok, Moscow, Russia.

The Company's registrar is Private Joint-Stock Company Registrator-Svyaz. Registered address is at 27 Presnenski Val, Moscow, Russia.
The company's auditor is limited liability company Rosexperetiza. The registered address is 11 Mashi Poryvaevoy Street, Moscow, Russia.
License to conduct general audit #00471, issued by CALAC of the Ministry of Finance on February 12, 1996.

Total number of employees as at December 31, 2000 is 13,484.

2. The Company's activities in the reporting year.

There were no changes in the charter (legal) capital of the Company in 2000.
Lists of the members of the Board of Directors and Management Board of the Company are annexed.

48 subsidiaries are included into the Company. The Company has no daughter companies or affiliates.

The Company owns no shares of its own.

Basic financials and operation parameters of the Company for 2000 (RUR in thousands).

Description	1999	2000	Growth/ Reduction	2000 as % of 1999
Revenues	1,941,161	2,517,937	576,776	129.7
Costs and expenses	1,494,917	2,099,223	603,306	140.4
Gross profit margin	446,224	418,714	-27,530	93.8
Sales profit margin	424,842	387,854	-36,988	91.3
Profit before tax	307,130	286,601	-20,529	93.3
Profit from ordinary activities	251,044	219,436	-31,608	87.4

Performance of basic financials deteriorated as compared to 1999. However, it was anticipated by the Company's business plan and attributed to the process of the Company reorganization, implementation of new advanced services, requirements to ensure safety and security of the facilities, and other factors.
According to the Company's business plan for 2001 the adverse trends in the growth rates of basic financials should be overcome.

Growth rate of costs and expenses (by 40.4%) is higher than that of revenues (by 29.7%). In 2000 prices of materials, cost of repair carried out by external organizations proved to be higher than it was planned, and consequently, material expenses grew as compared to the previous year by 32.7%.
Other costs and expenses grew by 55.1 due to increasing cost of information and computing services, of ensuring security of telecommunications facilities and sites, occupational safety, higher rent and utility services.
Occupational safety expenses grew as compared to the previous year were up by 37%, but there were actual savings in comparison with the business plan provisions, as the staff lacked 180 employees against the planned number.

169 sites were under construction in 2000.
The Company spent through all financing sources for capital expenditures some RUR419,314,000 of which some RUR267,657,000 were the Company's own resources (63.8%) and RUR151,657,000 raised funds.
During 2000 construction of 138 facilities were completed. The facilities were commissioned for service.
46 construction facilities were incomplete (unfinished) as of January 1, 2001.

3. Basic provisions of the Company's accounting policies.
1. *According to the accounting policies the revenue amount is determined by shipments.*
2. *The Company took stock of its property and liabilities as of November 1, 2000. The results of stock-taking are reflected in the accounts for December 2000.*
3. *Events of business activity are referred to the reporting period, when they occurred, regardless of the time when funds related to these events were paid or received.*
4. *Straight line depreciation is adopted for fixed assets.*
5. *Costs of production fixed asset repair are included in the costs of services for the current accounting period.*
6. *Straight line amortization of intangible assets is applied during their useful service life.*
7. *The Company does not make provisions for devaluation of investment in securities.*
8. *Valuation of materials according to their types when released for production is made on their average value.*
9. *Initial value of low value and rapidly wearing items is written off by depreciating 100% of the price at the moment of release for service.*
10. *The Company does not allocate provisions for doubtful debts.*
11. *The Company does not allocate provisions for deferred expenses and payments.*

4. Information about affiliates.
The Company conducted no transactions with affiliates in 2000.

Clarification of some items in the accounting forms.

The brought-over balance is adjusted pursuant to guidelines issued by the Ministry of Finance of the RF.
1. *Line 246 column 3. An amount of RUR218,000 was added to reflect expenses not covered by budget.*
2. *Line 640 column 3. An amount of RUR26,096,000 was added as the remaining amount of specific target financing from line 450 column 3.*

Adjustments of comparable data in form 2 for 2000 were made as compared to 1999 due to the following reasons:

- *line 010*
  increase by RUR6,035,000 in order to reflect transactions on leasing out of property, to compensate civil defense expenses, payments for utility services, maintenance of pay-phones, amounts of positive balance of settlements for telecommunications services.
- *line 020:*
  decrease by RUR4,280,000 due to transfer of payments for bank services to line 100;
- *line 030:*
  decrease by RUR1,486,000 through posting KMTO expenses to line 020;
- *line 060 and 080:*
  decrease by RUR1,000 due to rounding-off to multiple of thousands roubles, since in 1999 subsidiaries' accounting reports were accepted with figures carrying one digit after decimal point;
- *line 090:*
  decrease by RUR9,957,000 due to inclusion into revenues of income from leasing out of property and transfer of positive currency translation adjustments to line 120;
- *line 100;*
- *decrease by RUR39,297,000 due to transfer of negative currency translation adjustments to line 130;*
- *line 120:*
  increase by RUR3,954,000 through the amount of positive currency translation adjustments and values of assets received free of charge;
- *line 130:*
  increase by RUR45,062,000 due to negative currency translation adjustments and other transactions;
- *line 140:*
  increase by RUR30,000 resulted from tangible assets received free of charge.

In profit and loss account for 2000 line 140 reflects gross profit of RUR286,601,000, while in Annex 4 to tax calculation of the actual profit an amount of RUR286,603,947 is shown. The discrepancy of RUR3,000 was caused by rounding-off to multiple of a thousand in the profit and loss account.

As of January 1, 2001 the Company's debt on the granted credits and loans is as follows:
Loan received from JSC Svyazinvest (outstanding amount is RUR2,584,000): the principle is expected to be repaid during 2001, and the remaining amount in 2001-2003.
In December 2000 a credit facility of RUR42 million was granted by Sberbank of Kaluga for the term of 11 months and a credit of RUR1,094,000 by Sberbank branch in Vidnoe to make salary payments to the employees of Leninski UES (repaid in January 2000).

There is no overdue debt to budget.
Overdue debt to JSC Rostelecom was paid back in January 2001.

R.Amaryan
General Director

R.Konstantinova
Chief Accountant

Audit firm's (auditor's) report on the accounts for 2000

Auditor's report on accounts for 2000.

REPORT OF ROSEXPERTIZA LLC ON ACCOUNTS OF JSC ELEKTROSVYAZ OF THE MOSCOW REGION FOR THE YEAR ENDED ON December 31, 2000.

INTRODUCTION

Company profile of the audit firm Rosexpertiza.
Registered address: 11 Mashi Poryvaevoy Street, Moscow, 107078, Russia.
Phone (+7 095) 721-38-83, 721-38-84.

License #004701 to conduct general audits is issued by CALAC of the Ministry of Finance on February 12, 1996. The license is valid till February 11, 2001. License #007310 to conduct general audits is issued by the Ministry of Finance on December 26, 2000, valid till December 25, 2003.
State registration certificate of a Limited Liability Company Rosexpertiza #Ц9/183142/И5 issued on September 23, 1993.

Current account # 40702 81090 00000 13033 with ACB Rosbank, corr. account #30101 81000 00000 00256, BIK 044525256, INN 7708000473, OKONKh 84400, 72200, OKPO 29926698.

The following experts took part in the audit:
Maria A. Akkuratova
Natalia V. Vyazmina
Angela V. Galaktionova
Adel Kh. Zaripov
Evgenia A. Laktionova
Elena A. Povarkova
Natalia S. Samolazova
Tatiana V. Stepanova
Valentina M. Treschalina

To shareholders of JSC Elektrosvyaz of the Moscow region.
Report of an independent auditor Rosexpertiza on accounts of JSC Elektrosvyaz of the Moscow region.

1. ***We have conducted the audit of the attached financial statements of JSC Elektrosvyaz of the Moscow region for 2000. The statements were prepared by the executive body of JSC Elektrosvyaz of the Moscow region based on the Federal Law #123-FZ of November 21, 1996 On accounting, as amended on July 23, 1998, Regulations on book-keeping and accounting reports, as amended on December 30, 1999 and on March 24, 2000) approved by Order #34н of July 29, 1998 issued by the Ministry of Finance, Guidelines on accounting – Accounts of an enterprise PBU 4/99, approved by Order #43 н of July 6, 1999, issued by the Ministry of Finance, Order #4-н of January 13, 2000 On forms of accounting reports of organizations, issued by the Ministry of Finance.***
2. ***Responsibility for the preparation of the submitted accounts rests with JSC Elektrosvyaz of the Moscow region. Our duty was to state an opinion as to the credibility and consistency in all material aspects of the submitted accounts based on the conducted audit.***
3. ***We have conducted the audit pursuant to Provisional rules of auditing activity in the Russian Federation, approved by Presidential Decree #2263 of December 22, 1993. The audit was planned and conducted in such a way as to be assured to a sufficient extent that the financial statements do not contain any significant distortions. The audit included verification of selected figures and notes contained in the accounting reports. We believe***

that the conducted audit provides sufficient grounds to make a statement as to true and fair nature of the submitted accounts.

4. In our opinion the financial statements attached to this Auditor's Report with adjustments identified in the Analysis part of the report to be reflected in the financial statements for 2001, are true and fair, i.e. they are prepared in a manner ensuring true and fair reflection in all material aspects of assets and liabilities of JSC Elektrosvyaz of the Moscow region as of January 1, 2001 and financial results of the Company's operations in 2000, based on the Federal Law #123-FZ of November 21, 1996 On accounting, as amended on July 23, 1998, Regulations on book-keeping and accounting reports, as amended on December 30, 1999 and on March 24, 2000) approved by Order #34н of July 29, 1998 issued by the Ministry of Finance, Guidelines on accounting – Accounts of an enterprise PBU 4/99, approved by Order #43 н of July 6, 1999, issued by the Ministry of Finance, Order #4-н of January 13, 2000 On forms of accounting reports of organizations, issued by the Ministry of Finance.

A.Kozlov
General Director
ROSEXPERTIZA LLC

April 16, 2001

ANNEX

Financial statements for 2001

ACCOUNTING POLICIES

ACCOUNTING POLICIES

Accounting policies of Joint-Stock Company Elektrosvyaz of the Moscow region for 2001.

General.

Book-keeping and accounting in Elektrosvyaz of the Moscow region are rendered according to the Federal Law #123-FZ of November 21, 1996 On accounting, as amended on July 23, 1998, Regulations on book-keeping and accounting reports, approved by Order #34н of July 29, 1998 issued by the Ministry of Finance, as amended on December 30, 1999 #107н and on March 24, 2000 #21н), Guidelines on accounting – Accounts of an enterprise PBU 4/99, approved by Order #43 н of July 6, 1999, issued by the Ministry of Finance, and other statutory and regulation acts.

The accounting policies of Elektrosvyaz of the Moscow region (the Company) is formulated according to Guidelines on accounting – Accounts of an organization PBU 1/98, approved by Order #60 н of December 9, 1998, issued by the Ministry of Finance with the purpose of standardization and unification of book-keeping and accounting reports. The policies shall be adopted for mandatory application in the structural units of the Company.

Fixed assets

Composition and grouping of fixed assets are determined according to General Russian classification of fixed assets, approved by Order #359 of December 26, 1994 of the State Committee for standards, metrology and certification. Fixed assets are recorded in books at original (historical) cost.

The original cost of fixed assets acquired for a price (included used fixed assets) is determined as the actual acquisition cost, excluding tax rebates. Actual cost of acquisition, construction, and manufacturing of fixed assets consists of:

amounts paid by the organization to the supplier according to the supply contract, or to the seller according to the purchase contract;

amounts paid by the organization for accomplishment of works under a construction contract or other contract;

amount paid by the organization for information and consulting services related to the acquisition of fixed assets;

registration fees, state excise duties and other similar payments effected in connection with acquisition (receipt) of rights for a fixed asset item;

customs duties and other payments;

non-recoverable taxes paid in connection with acquisition of a fixed asset item;

fees paid to an intermediary through which a fixed asset item was acquired;

other costs directly related to acquisition, construction, and manufacturing of a fixed asset item and costs of bringing it to an operable state.

Actual cost of a fixed asset acquisition does not include general and other similar expenses, except instants where such expenses directly connected with the fixed asset acquisition.

Interest on credit granted for fixed asset acquisitions accrued and paid before putting of a fixed asset into service, is posted to account 08 Capital expenditures.

The ownership rights are transferred upon fulfillment by the parties of their mutual obligations under the agreement.

An enterprise is entitled not oftener than once a year (as on January 1 of a reporting year) to revaluate in full or partially fixed asset items according to replacement cost by way of indexation (using deflator-index) or by way of direct recalculation according to documentarily confirmed market prices, posting the arising difference to the additional capital, unless otherwise is provided by the Russian Law.

Acceptance of fixed asset items for accounting is effected on the basis of an acceptance deed approved by the organization's chief executive officer, to be executed for each separate inventory item, and other documents, in particular, confirming the state registration of fixed assets in the cases provided for by the legislation.

The term of useful exploitation of new facilities – fixed assets is determined on the basis of depreciation rate norms approved by Order #1072 of October 22, 1990 of the Council of

Ministers of USSR On uniform depreciation charges for full replacement of fixed assets in the economy of the USSR.

Straight line depreciation is adopted for fixed assets based on the term of useful exploitation, as determined by uniform depreciation charges for full replacement of fixed assets in the economy of the USSR, approved by Order #1072 of October 22, 1990 of the Council of Ministers of USSR.

Depreciation rates of acquired used fixed assets are calculated based on contemplated term of useful service (taking into account the actual period in operation).

In Elektrosvyaz of the Moscow region common uniform arrangements are established for using fixed asset depreciation charges.

These funds are used in a centralized manner to fulfill the capital expenditure program to finance new construction, reconstruction and acquisition of fixed assets.

The depreciation amounts are taken out from subsidiaries' turnover by way of monthly transfers of funds to the account of Elektrosvyaz of the Moscow region.

Restoration of fixed assets can be achieved by repair (current, medium, and general overhaul), as well as by refurbishment and modernization.

Accounting of repair works is done separately by repair type: current, general overhaul.

Intangible items

The following assets meeting all listed below conditions can be treated as intangible:
item of intellectual property (exclusive rights for the results of intellectual activity):
exclusive right of a patent holder on invention, industrial samples, useful model;
exclusive copyright for computer software, database;
property right of an author or other right holder for a integrated circuit topology;
exclusive right of the owner for brand name and service name, name of the location of origin of goods;

Intangible assets are adopted for accounting at their original cost.

The original (historical) cost of intangible assets acquired for a price is defined as the sum of all actual acquisition expenses except value-added tax and other recoverable taxes (except cases provided for by the Russian Law).

Value-Added Tax paid in respect of intangible asset acquisition is accepted for accounting as of the moment of their registration for accounting purposes.

The cost of intangible assets is written down through amortization.

Straight line amortization charges are applied, based on the original cost of intangible assets and amortization rate, calculated on the basis of useful service life of the intangible asset.

Incomplete capital expenditures

The following items are referred to as incomplete capital expenditures: cost of construction and assembly works, acquisition of buildings, equipment, tools, gear, other tangible items of long-term usage, other capital works and spending (exploration and development, allotment of land and right-of-way, training of staff for newly built facilities) for which commissioning-acceptance deeds and other documents are not executed (including documents confirming state registration of real estate in cases provided for by the Russian Law).

Incomplete capital expenditures are reflected in the balance sheet according to actual spending of investor.

Inventories - Material-production stocks

Composition of material-production stock

a) material-production stock are a part of property:

- *used for manufacturing of products, performance of works, and provision services intended for sale,*
- *intended for sale,*
- *used for administrative purposes of the enterprise.*

b) Low value and rapidly wearing items are a part of an organization's inventories used as labor tools during not longer than 12 months or a normal operation cycle, if it is longer

than 12 months, or valued as at the acquisition date at no more than 100 times the minimal monthly salary, as set by the Russian Law.

c) Finished products are a part of the inventories of an enterprise, intended for sale, which are the final result of the production process, completed by assembly (equipped with all units and accessories), having technical specifications and quality parameters meeting terms and conditions of a contract, or in compliance with requirements of other documents in cases provided for by the Russian Law.

d) Goods are part of an organization's inventories acquired or received from other legal entities and natural persons and intended for sale or resale without additional processing.

Inventories are accepted for accounting purposes at their actual cost without application of account 15 Acquisition and procurement of materials and account Material cost deviations.

Actual cost of inventory items acquired for a price is deemed a sum of actual funs spent by an organization to acquire the items less VAT and other recoverable taxes (except cases provided for by the Russian Law).

Upon release of inventory items (except low value and rapidly wearing items) for production and in other retirement cases the valuation is performed by the organization:

- *in separate units, where book-keeping is carried out in an automatic mode the value is defined by average cost,*
- *otherwise the value is defined by the cost of each retired items based on the commissioning deeds.*

Low value and rapidly wearing item accounting

Low value and rapidly wearing items are accepted for accounting purposes at the amount of expenses related to their acquisition, within the set limit per unit at the acquisition date.

Tear and wear of the low value and rapidly wearing items released for production or operation is calculated by way of percentage, based on the actual cost and 100% of value at the moment of release for production or operation.

Low value items costing not more than one twentieth of the set limit (100 times the minimal salary) per unit can be written off as they are released for production or operation.

Revenues of Elektrosvyaz of the Moscow region

Revenues of Elektrosvyaz of the Moscow region are recognized as an increase of economic benefits as a result of receipt of assets (cash funds, other property) and/or repayment of obligations, resulting in the increase in the Company's capital, except contributions of founders (owners of the property).

For the accounting purposes the Company as its own discretion recognizes receipts of funds as income from ordinary activities or as other revenues based on the nature of its activity, type of revenues, and conditions of their receipt.

Income from ordinary activities are revenues related to execution of works, services rendering, proceeds from sale of products and goods (hereinafter – revenues).

Revenues generated by provision of the following services are income from ordinary activities and should be posted on account 46 Sales of products (works, services):

- *telecommunications services*

a) provision of local telephone connections – monthly rental, based on time used charges, per-kilometer payment for using a basic telephone set, a direct line, a tie-line, a non-switched circuit, a fiber-optic cable, called party number identification device, data and fax transmissions, ordering;

b) provision of a network access – for installation of a basic telephone set, provisioning of a direct link, re-installation of a subscriber terminal (CPE), connection of a subscriber and operator network to Elektrosvyaz of the Moscow region, tie-link connection, change of connection configuration;

c) pay-phone calls – payments for one-time calls using tokens, phone cards, etc.

d) additional services – Internet service; lease and reservation of space in the telephone line trenches/ductwork; issuance of technical specifications; maintenance of interconnection frames for subscriber terminals and tie-lines; for changes of terms and conditions of telecommunications service provision or execution of a contract for service provision

initiated by a customer; value added service provided to digital exchange subscribers; for technical maintenance and repair of telecommunications equipment, information and directory service, technical maintenance of alarm signaling devices, etc;

- *wireless services;*
- *telegraph services;*
- *provision on lease of telecommunications facilities;*
- *provision on lease of fixed asset items (except telecommunications facilities);*
- *transportation services;*
- *trading servicing;*
- *construction nature services;*
- *educational services;*
- *intermediary services;*
- *other services.*

Revenues are accepted for accounting purposes to the expressed in money terms amount equal to the received amount of cash and other property and/or amount of account receivable.
The amount of receipts and/or accounts receivable is determined taking into account all discounts and mark-ups.

Other receipts

Operation income is:

- *receipts related to provision for payment of rights arising from patents for inventions, industrial samples, and other types of intellectual property.*
- *receipts related to interests/stakes in charter capitals of other organizations;*
- *interest and other returns on securities (bills of exchange, bonds, shares);*
- *interest receivable on deposit certificates;*
- *profit derived by the organization resulting from joint activities (under a simple partnership contract);*
- *proceeds from sale of fixed assets and other assets, differing from cash funds (except foreign currency), production, goods;*
- *interest gained for provision for use of cash funds of the Company, and interest payable by a bank for usage of the Company's funds on the accounts with the bank in question;*
- *proceeds from liquidation of fixed assets;*
- *other operation income.*

Non-sale revenues are:

- *fines, delayed payment charges, penalties for breach of a contract conditions;*
- *assets received free of charge, including under a deed of free gift;*
- *receipts of amount in respect of indemnification of damages sustained by the Company;*
- *profit of previous years revealed in the reporting year;*
- *accounts payable and accounts receivable for which the limitation is expired;*
- *amount of additional asset valuation (except non-current assets);*
- *value of property revealed during stock-taking exercise;*
- *currency translation adjustments (income);*
- *net amount of other income (expenses);*
- *recovery of litigation costs;*
- *rebate from budget of profit tax payments;*
- *income from sale/purchase of currency;*
- *other non-sale income.*

Extraordinary income is receipts arising as results of extraordinary conditions of activities (natural disaster, fire, failure, nationalization, etc.): insurance indemnity, remaining value of the assets written down as unfit for restoration and further use, etc.
For the purposes of accounting value of other revenues is determined as follows:

the value of proceeds from sale of fixed assets and other assets, differing from cash funds (except foreign currency), products, goods, and interest paid for the use of the Company's cash funds, and returns for interests/stakes in of the organizations' charter capitals, is defined similar to arrangements set forth in par. 8.5-8.10. Fines, delayed payment charges, penalties for breach of a contract conditions, as well as indemnifications of damages sustained by the Company, are valued for accounting purposes to the amount awarded by a court ruling or accepted by the debtor.
Assets received free of charge are accepted for accounting purposes at the market price. Market price of the assets received free of charge is determined by the Company based on the prices on the same or similar assets effective at the date of the asset acceptance for accounting purposes. The data of the prices effective at the date of asset acceptance for accounting purposes should be confirmed by documents or by way expert assessment.
Accounts payable for which the limitation is expired are included in the Company's income to the amount at which they were recorded in the accounts of the Company.
Amount of additional asset valuation are determined pursuant to the rules established for revaluation of assets.
Other receipts are accepted for accounting purposes at the actual amounts.
Other receipts are credited to profit and loss account, except cases, where accounting rules provide otherwise.

Expenses of the Company

The expenses are recognized as a decrease of economic benefits resulted from asset retirement (cash funds, other property) and/or occurrences resulting in a decrease of the capital of the organization,. except reduction of contributions pursuant to a decision of members (owners of the property).
Expenses of Elektrosvyaz of the Moscow region depending on their nature, conditions where they were incurred, and areas of the Company's activities are divided into:
- *ordinary activity expenses;*
- *operating expenses;*
- *non-sales expenses.*

Ordinary activity expenses are recognized as those incurred in connection with fulfillment of works, services rendering. Expenses related to manufacturing and sale of products, and procurement and sale of goods are also ordinary activity expenses. Expenses incurred in connection with provision for temporary use (temporary ownership and use) of own assets under a lease agreement are ordinary activity expenses as well.
Ordinary activity expenses are also recovery of fixed asset cost and intangible asset cost, and cost of other assets that can be depreciated/amortized, which are effected in the form of depreciation/amortization charges.
The ordinary activity expenses are accepted for accounting purposes to the amounts in money terms which is equal to the sum of payments or to the amount of account receivable. In their turn ordinary activity expenses are grouped into the following categories:
- *material costs;*
- *payroll expenses;*
- *amounts allocated for social needs;*
- *depreciation/amortization;*
- *other expenses.*

For the purposes of accounting management records of expenses are kept according to expenses items. The list of expenses items is determined by Elektrosvyaz of the Moscow region independently and is consistent with the working chart of account of the Company. Commercial and administrative expenses are included in full into the production costs and expenses in a reporting year when they were recognized as ordinary activity expenses.

Other expenses

Operating expenses are:
- *expenses connected with provision for payment of rights arising from patents for inventions;*

- *industrial samples and other types of intellectual property;*
- *expenses related with participation in charter capitals of other organizations;*
- *expenses related to sale, retirement and other writing-off of fixed assets and other assets other than cash funds (except foreign currency), goods, products;*
- *interest payable by the Company for provision for its use of cash (credits, loans);*
- *expenses related to services rendered by credit institution;*
- *interest payable on securities (bills pf exchange/notes, shares);*
- *interest payable on commercial credit;*
- *loss incurred upon sale of fixed assets;*
- *loss incurred from sale of other property;*
- *loss from write-off of not fully depreciated fixed assets;*
- *expenses of maintaining mobilization facilities;*
- *expenses for servicing of securities (depositary services, etc.);*
- *additional payments in respect of profit tax;*
- *property tax;*
- *local levies (territory cleaning and land improvement, police and fire-brigade expenses, environment protection fee, advertising, sports and physical culture, etc.);*
- *other operating expenses.*

Non-sale expenses are:

- *penalties, fines, delayed payment charges for breach of contracts;*
- *indemnification of damages inflicted by the Company;*
- *loss of previous years recognized in the reporting years;*
- *accounts receivable for which limitation is expired, other bad debts;*
- *currency translation adjustments;*
- *asset revaluation amounts (excluding non-current assets);*
- *depreciation charges of fixed assets, received free of charge, but in the Company's ownership;*
- *sales tax not recovered from customers;*
- *write-off of VAT, which is not deductible;*
- *net of amount differences of other expenses (income);*
- *loss from sale/purchase of foreign currencies;*
- *loss from property write-off as stock-taking results;*
- *legal costs and arbitration cost;*
- *termination of production without output, cancellation of orders;*
- *loss from write-off of stolen property and missing items;*
- *other non-sale expenses.*

Extraordinary expenses comprise expenses arising from consequences of extraordinary circumstances of business activity (natural disasters, fire, accidents/failures, nationalization of property, etc.)

Expenses are recognized in the reporting period when they occurred regardless of the actual time of making payments and other forms of realization (assumption of definitive time of business activity facts). In terms of attributing expenses to a specific service expenses are divided into direct and indirect ones. Expenses which at the moment they were incurred can be related to a specific service (product) are direct expenses. Direct expenses related to production and sale of services (products, works) are to be debited to accounts 20 Core production and 23 Auxiliary production. Expenses are united into groups according to the working chart of accounts.
Unit costs is the result of division of the total of costs and expenses over a certain period by volume of services rendered.

Unfinished products and deferred expenses

Products (works) which failed to go through all stages (phases, redoing) of processing pursuant to manufacturing procedure, as well as incomplete assemblies, or products not tested and accepted, are included into unfinished products.
Unfinished products are shown in accounting books as direct cost items.
Expenses incurred in the reporting period but referred to subsequent reporting period such as:

- *vacation payments;*
- *insurance expenses;*
- *education in higher education institutions;*
- *certification and licensing expenses;*
- *purchase of rights to use software products;*
- *payments for provision of rights to use intellectual property items;*
- *advertising, etc.*

are recorded in accounting books as deferred expenses, and are to be written-off based on specific calculations during the period to which they are attributed, according to arrangements determined by the Company on a case by case basis (uniformly, pro rata production output, etc.).

Settlements with debtors and creditors. Doubtful debt provisions.

Accounts receivable are divided into current, overdue, and doubtful.
Current (course of business) receivables for telecommunication services are charges over the past months. Overdue accounts receivables are receivables the payment period of which expired as at the current date. Doubtful receivables are deemed those which were not paid by the date set forth by contract and not secured by appropriate guarantee.
Doubtful debt for provision of telecommunications services to legal entities is an unpaid debt over 6 month overdue. Provisions are made toward this debt. Provisions are allocated quarterly. The amount of provisions is determined separately on each debt on a case by case basis to be supported by original documents.
Doubtful debt provisions shall cover the whole amount of debt VAT included. Writing-off of accounts receivable amount up to RUR100,000 (in respect of each specific debt) is carried out based on a resolution of a central commission on receivable writing-off.
Amounts received toward payment of previously written-off receivables are recorded as non-sale income.

Currency translation adjustments

The date of a foreign currency transaction is the date when the Company according to the Russian Law or a contract is entitled to accept for accounting purposes assets and liabilities resulted from the transaction.
Translation adjustment means a difference between the rouble value of the relevant asset or liability valued in foreign currency, calculated according to the exchange rate set by the Central Bank of the Russian Federation as at the date of payment obligation performance or at the date of accounting for the reporting period and the rouble value of the same asset or liability calculated according to the exchange rate set by the Central Bank of the Russian Federation as at the date of their acceptance for accounting purposes in the reporting period or at the date of compilation of the accounting reports.
Adjustments are recorded in the accounts and books in the reporting period when the payment obligation was met or for which the accounting reports were compiled.
The adjustments are posted to financial results as non-sale loss or non-sale income.

Financial investment. Accounting of securities.

Financial investments are investment in sovereign issued securities, bonds and other securities, in charter (legal) capital of other organizations, as well as loans granted to other organizations.
Long-term financial investments are those investments intended for reaping returns for over one year and investments with over 1 year maturity.
Short term financial investments are deposits and other securities with less than 1 year maturity and investments intended for return reaping for less than 1 year.

Financial investments are accepted for accounting purposes at the amount of actual cost for the investor. Preliminary actual cost of securities purchases are recorded in account 08 Capital investments, sub-account Investments in securities.
Actual expenses comprise:

- *amounts paid out to a buyer under a contract;*
- *amount paid to specialized entities and other persons for information and consulting services related to purchases of securities;*
- *remunerations paid to intermediaries who took part in securities purchases;*
- *interest payable on borrowed funds to purchase securities, prior to acceptance of securities for accounting purposes;*
- *other expenses, directly connected to securities purchases (registration fee, etc.);*
- *VAT paid to an intermediary or registrar when buying securities.*
- *For the taxation purposes these expenses should be actually paid.*

Loans. Joint activity.

The Company's obligations under granted credits and loans are recorded in books together with interest payable at the end of the reporting period.
Interest on credits received for acquisition of fixed assets (intangible assets) accrued and paid prior to commissioning for service of the fixed assets (acceptance for accounting purposes of intangible assets) are recorded in account 08 Capital investments.
Expenses toward interest payments on borrowed funds used for securities purchases prior to acceptance of securities for accounting purposes, are recognized as actual expenses for securities purchases and recorded in account 08-07 Investments in securities.
In the rest of cases the amounts of interest accrued on borrowed funds are credited to credit and loan account in correspondence with profit and loss account (sub-account Operating expenses).

Equity.

The Company's equity consists of the charter capital, reserves, additional capital, undistributed profit of previous and reporting year. The equity components are recorded in separate accounts (sub-accounts) of accounting book-keeping.
The charter capital is shown in the books within the limit of registered in the Charter total nominal value of placed shares. Changes in the accounting for the charter capital are made only amendments are introduced in the founding documents.
Reserves are formed from undistributed profit to the amount of 5% annually until total reserves reach 15% of the charter capital.
Elektrosvyaz of the Moscow region accounting provides for the following reserves formed according to the Russian Law:

- *reserves for fixed asset repair;*
- *reserves for devaluation of investments in securities;*
- *doubtful debt provisions.*

Elektrosvyaz of the Moscow region appropriates undistributed profit directly without formation of special funds.
Channels of using the profit left at the disposal of the Company after tax are determined by the resolution of a general meeting of shareholders.

Financial results

Accounting profit (loss) is the final financial result (profit or loss) revealed over the reporting period based on accounting for all business transactions and balance sheet item estimates.
Financial result of a reporting year is shown as undistributed profit (not covered loss), i.e. final financial result revealed over the reporting period less payable from profit taxes and other mandatory payments as imposed by the Russian Law including penalties for non-compliance with taxation regulations.
Profit or loss identified in the reporting period by referring to past years operations are included in the financial results of the Company over the reporting year.

Revenues received in the reporting period but referring to subsequent reporting periods are shown in the balance sheet as a separate item as deferred income. This income are posted to the financial results upon start of the reporting period to which they are referred to

Intra-corporate settlements and organizational arrangements of accounting.

Wholly owned subsidiaries of Elektrosvyaz of the Moscow region are not legal entities and operate on the basis of a power of attorney, entrusted with fixed assets and current assets. Each subsidiary has a current account and perform conditionally completed cycle of accounting with drawing up a balance sheet to be included into consolidated balance sheet of the Company.

The basis for a subsidiary's having a separate balance sheet is the remoteness of them and detached production process.

A subsidiary's balance sheet shows costs and expenses of production and sales; revenues from sales of products (services, works) and relevant tax charges; financial operation results.

Counterpart in respect of dealing with subsidiaries' creditors is Elektrosvyaz of the Moscow region.

Internal audit and financial control.

Internal audit and financial are performed by expert of the Head accounting office of Elektrosvyaz of the Moscow region during checks, specific, planned and unscheduled checks of accounting of financial and business activities of subsidiaries of Elektrosvyaz of the Moscow region (Annex #5).

R.Konstantinova

Chief Accountant.

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	0710001
As of **December 31, 2001**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Open (public) joint-stock company**	By OKOPF/OKFS	47/42
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

ASSETS	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	7,438	742
patents, licenses, trademarks (brand names), other similar rights and assets	111	3,460	742
organizational expenses	112	-	-
business standing of the Company (goodwill)	113	-	-
Fixed assets (01, 02, 03)	120	2,388,250	2,910,080
land and natural resources utilization facilities	121	-	-
property, plant and equipment	122	2,182,904	2,729,109
Incomplete construction facilities (07, 08, 16, 61)	130	197,907	608,322
Income yielding property investment (03)	135	-	-
property for lease	136	-	-
property to be provided under hire contracts	137	-	-
Long-term financial investment (06,82)	140	2,393	3,393
investment in daughter companies	141	-	-
investment in subsidiaries/affiliates	142	-	-
investment in other organizations	143	2,369	3,369
loans granted to organizations for a term of over 12 months	144	-	-
other long-term financial investments	145	24	24
Other non-current assets	150	-	-
TOTAL on Section I	190	2,595,988	3,522,537
II. CURRENT ASSETS			
Inventories	210	69,052	138,439
raw materials, auxiliary and other suchlike assets (10,12,13,16)	211	61,647	118,494
cattle/livestock kept for feeding (11)	212	-	-
expenses on unfinished products (in circulation overheads) (20, 21, 23, 29, 30, 36, 44)	213	4	-
finished products and goods for resale	214	1,363	1,744
shipped products (45)	215	-	-
prepaid expenses (31)	216	6,038	18,201
other inventory and expenses	217	-	-
VAT on acquired valuable items (19)	220	18,121	130,677
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	135	109
customers and buyers (62, 76, 82)	231	58	-
notes receivable (62)	232	-	-
debt of subsidiaries and affiliates (78)	233	-	-
advance payments made (31)	234	-	-
other receivables	235	77	109
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	246,662	612,548
customers and buyers (62, 76, 82)	241	207,229	317,860
notes receivable (62)	242	50	-
debt of subsidiaries and affiliates (78)	243	-	-

overdue unpaid contributions of shareholders (founders) into the Charter (legal) capital (75)	244	-	-
advance payments made (61)	245	17,120	7,651
other receivables	246	22,263	287,037
Short-term financial investment (56, 58, 82)	250	390	-
loans granted to organizations for a term less than 12 months	251	-	-
shares of the Company repurchased from shareholders	252	-	-
other short-term financial investment	253	390	-
Cash and cash equivalents	260	75,491	239,505
cash funds (50)	261	4,557	4,230
accounts current (51)	262	61,734	221,043
currency accounts (52)	263	5,058	4,571
other cash (55, 56, 57)	264	4,142	9,661
Other current assets	270	-	-
Total for Section II	290	409,851	1,121,278
GRAND TOTAL (sum of lines 190 and 290)	300	3,005,839	4,643,815

LIABILITIES	**Line code**	**As at the reporting period start**	**As at the reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Charter (legal) capital (85)	410	185,589	185,589
Additional capital (87)	420	1,767,075	1,761,308
Reserves (86)	430	27,838	27,838
reserves allocated pursuant to effective legislation	431	27,838	27,838
reserves formed according to founding documents (charter)	432	-	-
Social fund (88)	440	4,156	-
Specific target financing and receipts (96)	450	-	-
Retained profit of previous years (88)	460	430,339	437,059
Not-covered loss of previous years (88)	465	-	-
Retained profit of the reporting period (88)	470	-	118,973
Not-covered loss of the reporting year (88)	475	-	-
TOTAL for Section III	490	2,414,997	2,530,767
IV. LONG-TERM LIABILITIES			
Loans and credits(92, 95)	510	2,584	600 000
bank credits to be repaid in over 12 months from the reporting date	511	-	-
loans to be repaid in over 12 months from the reporting date	512	2,584	600,000
Other long-term liabilities	520	8,138	33,095
TOTAL for Section IV	590	10,722	633,095
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	43,094	489,589
bank credits with maturity within 12 months after the reporting date	611	43,094	489,589
loans to be repaid within 12 months after the reporting date	612	-	-
Accounts payable	620	402,540	729,417
suppliers and contractors (60, 76)	621	281,347	630,718
notes payable (60)	622	-	-
debt to subsidiaries and affiliates (78)	623	-	-
debt to employees (70)	624	16,292	91
debt to state off-budget funds (69)	625	6,678	170
debt to budget (68)	626	28,599	12,252
advance payments received (64)	627	56,972	79,726
other payables	628	12,652	6,460
Overdue income payments to shareholders (founders) (75)	630	44,450	4,240
Income of future periods (83)	640	90,036	256,707
Provisions for future expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for Section V	690	580,120	1,479,953
GRAND TOTAL (sum of lines 490, 590, and 690)	**700**	3,005,839	4,643,815

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
Leased fixed assets (001)	910	141,444	216,093
including leasing	911	-	24,547
Goods and other tangibles accepted for safe custody (002)	920	2	458
Goods accepted on commission (004)	930	69	69
Debt of insolvent debtors written off as a loss (007)	940	35,718	23,151
Security/collateral of liabilities and payments, received (008)	950	-	628,807
Security/collateral of liabilities and payments, granted (008)	960	-	534,179
Depreciation of housing facilities	970	781	506
Depreciation of external building/land improvement and other similar facilities (015)	980	205	276
Forms of reporting under strict control and accountability	990	30,111	25,416

PROFIT and LOSS ACCOUNT
(According to the Russian Accounting Standards)

			Codes
		Form 2 by OKUD	0710002
As on **December 31, 2001**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47/42
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

On shipment basis

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
I. Ordinary activity revenues and expenses			
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	10	3,275,928	2,517,937
including sales of telecommunications services	11	3,248,587	2,497,663
Costs of sales of goods, products, services, works	20	(2,856,705)	(2,099,223)
including costs of telecommunications services	21	2,831,549	2,085,601
Gross profit	29	419,223	418,714
Selling expenses	30	(36,470)	(30,860)
General and administrative expenses	40	-	-
Profit (loss) from sales (line 010 less lines 020, 030, and 040)	50	382,753	387,854
II. Operating income and expenses			
Interest receivable	60	1,381	3,201
Interest payable	70	(55,496)	(3,987)
Income from participation in other organizations	80	12	12
Other operating income	90	30 645	316
Other operating expenses	100	(92,001)	(104,078)
III. Non-operating income and expenses			
Non-sales income	120	24,959	21,459
Non-sales expenses	130	(119,078)	(18,176)
Profit (loss) before tax (sum of lines 050, 060 080, 090, and 120 less lines 070, 100, and 130)	140	173,175	286,601
Profit tax and other similar mandatory payments	150	(54,202)	(67,165)
Operating profit (loss)	160	118,973	219,436
IV. Extraordinary income and expenses			
Extraordinary income	170	46	-
Extraordinary expenses	180	(46)	-
Net profit (undistributed profit (loss) of the reported period (lines 160 and 170 less line 180)	190	118,973	219,436
For reference: Dividend per share preference (preferred)	201	0.14189	0.164
ordinary	202	0.03305	0.04
Projected dividend in the next reporting year, per share: preference (preferred)	203	-	0.0072
ordinary	204	-	0.0048
Dividend per share: preference Class B	205	0.07094	0.082
Projected dividend in the next reporting year, per share: preference Class B	206	-	0.0036

.1.1.1.1.1.2

Explanation of some profit and loss items

Description	Line code	Over the reported period		Over the same period previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.	210	3,564	(570)	2,440	(146)
Profit (loss) of previous years	220	1,834	(4,618)	1,095	(593)
Indemnity of losses incurred due to non-performance or improper performance of duties	230	3,207	(14)	638	(135)
Foreign currency translation adjustments	240	8,313	(16,620)	3,872	(10,372)
Reduction in inventory cost as at the end of the reported period	250	-	-	-	-
Written-off accounts receivable and payable for recovery of which law suits cannot be filed due to expiry of the limitation.	260	1,332	(8,737)	179	(3,325)

STATEMENT OF CHANGES IN EQUITY
(According to the Russian Accounting Standards)

			Codes
		Form 3 by OKUD	0710003
As on **December 31, 2001**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47/42
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

Description	Line code	Balance at the year start	Received over the reporting year	Spent over the reporting year	Balance at the year end
1	2	3	4	5	6
I. Equity					
Charter (legal) capital	010	185,589	-	-	185,589
Additional capital	020	1,767,075	-	(5 767)	1,761,308
Growth of property value due to revaluation	021	790,537	-	(3 591)	786,946
Reserves	030	27,838	-	-	27,838
	040	-	-	-	
Undistributed profit of previous years – total	050	430,339	6,720	-	437,059
including; financing source to finance capital expenditures for production purposes	051	425,066	4,156	-	429,222
Not-covered loss of previous years	052	-	-	-	-
Undistributed profit of previous years	055		118,973	-	118,973
Social fund	060	4,156		(4,156)	
Specific target financing and receipts – total	070	32,315	60,434	(77,757)	14,992
	080				
including from budget	141	2,234	980	(1,780)	1,434
off-budget funds	142	-	-	-	-
legal entities	143	16,898	746	(4,363)	13,281
individuals	144	13,183	58,708	(71,614)	277
other (specify)	145	-	-	-	-
Total for section I	079	3,237,849	186,127	(91,271)	3,332,705
II. Provisions for deferred expenses – total	080				
including for fixed asset repair	082	-	173,846	(173,846)	-
Total for section II	089	-	173,846	(173,846)	-
III. Estimated provisions – total	090				
including provisions for doubtful debts	091	17,567	7,589	(25,156)	-
for securities	092	-	-	-	-
Total on section III	099	17,567	7,589	(25,156)	-
IV. Change of capital					
Capital at the reporting period start	100	2,414,997	-	-	-
Increase of capital – total	110	-	125,693	-	-
including: through additional share issue	111	-	-	-	-
due to asset revaluation	112	-	-	-	-
due property increase	113	-	-	-	-
due to reorganization of a legal entity (merger, acquisition)	114	-	-	-	-
due to income which according to accounting standards and rules is posted directly to capital increase	115	-	-	-	-
other receipts	116	-	125,693	-	-
Decrease of capital – total	120	-	-	(9,923)	-
including: through reducing share par value	121	-	-	-	-
through reducing the number of shares	122	-	-	-	-
due to reorganization of a legal entity (spin-off, split)	123	-	-	-	-

due to expenses which according to accounting standards and rules are posted directly to capital decrease	124	-	-	9,923	-
other retirements	125	-	-	9,923	-
Capital as at the reporting year end	130	-	-	-	2,530,767

FOR REFERENCE

Description	Line code	Balance at the reporting year start		Balance at the reporting year end	
1	2	3		4	
1) Net assets	150	2,472,718		2,695,018	
		From budget		From off-budget funds	
		3	4	5	6
2) Received for:					
expenses on ordinary activity- total	160	-	-	-	-
including individuals, entitled to benefits	161	-	-	-	-
other		-	-	-	-
Capital investments into non-current assets	170	687	11,782	-	7,046
including: for facility construction	171	-	11,782	-	7,046
acquisition of equipment	172	687	-	-	-
other	173	-	-	-	-
For purposes related to extraordinary circumstances	180	-	-	-	-

STATEMENT OF CASH FLOW
According to Russian Accounting Standards

			Codes
		Form 4 by OKUD	0710004
As on **December 31, 2001**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47/42
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

Description	Line code	Amount	of which		
			for current operations	for investment	for financing
1	2	3	4	5	6
1. Cash balance at the year start	010	72,176	x	x	x
2. Received cash funds – total	020	4,982,492	4,838,976	143,516	-
including:					
revenues from sales of goods, products, works and services	030	3,208,034	x	x	-
revenues from sales of fixed assets and other property	040	467	210	257	-
advance payments received from buyers (customers)	050	79,712	x	x	-
disbursement from budget and other specific target financing	060	53,925	976	52,949	-
free of charge	070	-	-	-	-
credits received	080	500,375	410,071	90,304	-
loans received	085	594,513	594,513	-	-
dividend, interest on financial investments	090	6	x	6	-
other receipts	110	545,460	545,460	-	-
3. Allocated cash funds – total	120	(4,824,298)	2,594,418	951,592	-
including:					
payments for acquired goods, works, services	130	1,324,911	1,323,484	1,427	-
payroll expenses	140	948,621	x	x	x
social needs allocations	150	329,667	x	x	x
payment of imprests	160	34,157	34,157	-	-
payment of advances	170	10,296	6,555	3,741	-
payment for participation by contribution in construction	180	-	x	-	x
payment for machinery, equipment, auto-vehicles	190	880,116	x	880,116	x
financial investment	200	1,000	-	1,000	-
dividends, interest payments	210	27,488	x	27,488	-
settlements with budget	220	869,426	869,426	x	-
interest payments on received credits, loans	230	109,176	71,356	37,820	-
other payments, remittances, etc.	250	289,440	289,440	-	-
4. Cash balance as of the reporting year end	260	230,370	x	x	x
For reference only: From line 020 received in hard cash (except line 100 data) – total	270	2,888,663			
including settlements:					
with legal entities	280	697,404			
with individual	290	2,191,259			
of which using:					
cash registers	291	2,159,498			
forms of strict accountability	292	31,761			
Hard cash:					

received from bank into Company's cashier	295	608,490
taken to the bank from cashier office	296	1,454,307

SUPPLEMENTS TO THE BALANCE SHEET
According to Russian Accounting Standards

			Codes
		Form 5 by OKUD	0710005
As on **December 31, 2001**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	47/42
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

1. FLOW OF BORROWED FUNDS

Description	Line code	Balance at the reporting year start	Received	Repaid	Balance at the reporting year end
1	2	3	4	5	6
Long-term bank credits	110	-	-	-	-
including not repaid on time	111	-	-	-	-
Other long-term loans	120	2,584	613,897	(16,481)	600,000
including with overdue repayment	121	-	-	-	-
Short-term bank credits	130	43,094	552,153	(105,658)	489,589
including not repaid on time	131	-	-	-	-
Bank credits to employees	140	-	-	-	-
including not repaid on time	141	-	-	-	-

2. ACCOUNTS PAYABLE AND ACCOUNTS RECEIVABLE

Description	Line code	Balance at the reporting year start	Obligation arose	Obligation repaid	Balance at the reporting year end
1	2	3	4	5	6
Accounts receivables:					
short-term	210	264,229	6,156,983	(5,808,664)	612,548
including overdue	211	67,453	1,120,686	(1,094,244)	93,895
of which over 3 months overdue	212	37,961	796,832	(801,749)	33,044
long-term	220	135	446	(472)	109
including overdue	221	38	446	(434)	50
of which over 3 months overdue	222	22	50	(22)	50
from line 220 indebtedness with payment expected in over 12 months after the reporting date	223	135	50	(76)	109
Accounts payable:					
short-term	230	402,540	6,321,523	(5,994,646)	729,417
including overdue	231	15,214	104,374	(111,153)	8,435
of which over 3 months overdue	232	12,856	97,485	(102,045)	8,296
long-term	240	8,138	33,095	(8,138)	33,095
including overdue	241	8,138	-	(8,138)	-
of which over 3 months overdue	242	-	-	-	-
from line 240 indebtedness with payment expected in over 12 months after the reporting date	243	-	33,095	-	33,095
Securities/collateral:					
received	250	-	628,807	-	628,807
including those from third parties	251	-	-	-	-
provided to	260	-	685,835	(151,656)	534,179
including those to third parties	261	-	-	-	-

REFERENCE INFORMATION TO PART 2

Description	Line code	Balance at the reporting year start	Obligation arose	Obligation repaid	Balance at the reporting year end
1	2	3	4	5	6
1) Notes/bills of exchange flow					
Notes issued	262	-	-	-	-
including overdue	263	-	-	-	-
Notes received	264	50	248	(298)	-
including overdue	265	-	-	-	-
2) Accounts receivable for supplied products (works, services rendered) at actual costs	266	-	-	-	-

3) List of entities-debtors with largest indebtedness

Name of organization	Line code	Balance at the reporting year end	
		total	including over 3 months
1	2	3	4
State budget funded entities	270	12,248	2,662
Agricultural entities	271	854	342
Internal affairs ministry	272	5,276	1,559
Individuals	273	152,638	8,363
Administrations	274	40,255	11,131
Federal telecommunications agency	275	1,183	215
Industry	276	77,715	3,127
Ministry of defense units	277	2,960	1,473
TV and sound broadcast companies	278	53	47

4) List of entities-creditors with largest indebtedness

Name of organization	Line code	Balance at the reporting year end	
		total	including over 3 months
1	2	3	4
Settlements with JSC Rostelecom	280	164,353	-
Supply contracts	281	228,816	1,517
VAT settlements (account 76)	282	-	-
With off-budget funds	283	595	-
Settlements under leasing	284	-	-

3. DEPRECIATED (AMORTIZED) PROPERTY

Description	Line code	Balance at the reporting year start	Received (commissioned)	Retired	Balance at the reporting year end
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights for proprietary intellectual (industrial) property items	310	7,480	157	(4,678)	2,959
including rights arising from:					
copy-right and other contracts for scientific, literature, art items and related rights, computer software, databases, etc.	311	7,355	157	(4,570)	2,942
invention patents, industrial samples, collection accomplishments, certificate of useful model, brands and service marks, or license agreement for their use.	312	125	-	(108)	17
rights for know-how	313	-	-	-	-
Rights for use of detached nature sites.	320	97	-	(97)	-

Organizational expenses	330	-	-	-	-
Goodwill (business standing of the Company)	340	-	-	-	-
Other	349	3,978	-	(3,978)	-
Total (sum of lines 310, 320, 330, 340, 349)	350	11,555	157	(8,753)	2,959
II. FIXED ASSETS					
Land spots and nature utilization sites	360	-	-	-	-
Buildings	361	673,719	9,334	(1,482)	681,571
Construction structure	362	397,141	52,247	(82,491)	366,897
Plant and equipment	363	2,761,117	672,577	(25,706)	3,407,988
Transportation vehicles	364	50,407	15,550	(1,531)	64,426
Tools and machinery	365	14,187	2,916	(1,256)	15,847
Plough cattle	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plants	368	670	8	-	678
Other fixed assets	369	2,127	2,553	(90)	4,590
Total (sum of lines 360 - 369)	370	3,899,368	755,185	(112,556)	4,541,997
including:					
production	371	3,891,076	752,336	(109,306)	4,534,106
non-production	372	8,292	2,849	(3,250)	7,891
III. INCOME YIELDING INVESTMENT IN TANGIBLE ITEMS					
Property intended for lease	381	-	-	-	-
Property provided under hire contract	382	-	-	-	-
Other	383	-	-	-	-
Total (sum of line 381-383)	385	-	-	-	-

REFERENCE DATA TO PART 3

Description	Line code	Balance at the reporting year start	Balance at the reporting year end
1	2	3	4
Line 371, columns 3 and 6:			
leased out – total	387	122	122
including:			
buildings	388	-	-
construction structures/installations	389	-	-
transportation vehicles	390	122	122
other	391	-	-
put to long storage	392	-	-
Wear and tear of depreciated property:			
intangible assets	393	4,117	2,217
fixed assets – total	394	1,511,118	1,631,917
including:			
buildings and installations	395	301,279	293,499
machinery, equipment, transportation means	396	1,205,350	1,333,191
other	397	4,489	5,227
income yielding investment in tangible items	398	-	-
For reference:			
Result on indexation due to fixed assets revaluation			
historical (original) value	401	-	x
depreciation	402	-	x
Pledged property	403	-	373,011
Value of depreciated property for which depreciation is not charged – total	404	43,170	184,628
including:			
intangible assets	405	3,110	358
fixed assets	406	40,060	184,270

4. FLOW OF FUNDS TO FINANCE LONG-TERM INVESTMENT AND FINANCIAL INVESTMENT

Description	Line code	Balance at the reporting year start	Accrued (formed)	Used	Balance at the reporting year start
1	2	3	4	5	6
Own funds of the Company – total	410	177,066	135,595	(312,661)	-
including:					
profit at the disposal of the Company (accumulation fund)	411	-	-	-	-
capital expenditure financing source	411	175,476	-	(175,476)	-
fixed assets depreciation	412	-	135,595	(135,595)	-
other	413	1,590		(1,590)	
Raised funds – total	420	32,315	630,214	(647,543)	14,986
including:					
bank credits	421	-	90,304	(90,304)	-
borrowed funds of other organizations	422	-	-	-	-
participation by contribution in construction	423	30,081	59,454	(75,977)	13,558
from budget	424	2,234	687	(1,493)	1,428
from off-budget funds	425	-	-	-	-
other	426	-	479,769	(479,769)	-
Total own and raised funds (sum of lines 410 and 420)	430	209,381	765,809	(960,204)	14,986
For reference:					
Incomplete construction facilities	440	190,992	960,203	(542,873)	608,322
Investment in daughter companies	450	-	-	-	-
Investment in affiliates	460	-	-	-	-

5. FINANCIAL INVESTMENT

Description	Line code	Long-term		Short-term	
		at the reporting year start	at the reporting year end	at the reporting year start	at the reporting year end
1	2	3	4	5	6
Interests and stakes in other organizations	510	2,369	3,369	-	-
Bonds and other debt instruments	520	-	-	-	-
Loans provided	530	-	-	-	-
Other	540	24	24	390	-
For reference:					
Bonds and other securities at a market price	550	-	-	-	-

6. OPERATING EXPENSES OF THE COMPANY

Description	Line code	Over the reporting year	Over the previous year
1	2	3	4
Tangible costs	610	286,205	295,858
including: raw materials and accessories	611	153,821	103,861
fuel and power	612	98,341	71,115
spares	613	9,684	-
Payroll expenses	620	964,042	704,638
Social needs allocations	630	342,409	271,397
Fixed assets depreciation	640	134,354	114,948
Other expenses	650	1,166,165	741,802
including: taxes including into costs and expenses	651	39,084	67,894

training and refresher courses	653	426	-
Total for element of expenses	660	2,893,175	2,128,643
Change of remaining balances (growth [+], reduction [-]): unfinished production	670	(4)	-
prepaid expenses	680	12,63	623
provisions for future periods	690	-	-

7. SOCIAL PARAMETERS

Description	Line code	Payable according to calculation	Actually spent	Transferred to funds
1	2	3	4	5
Allocations to off-budget funds:				
to social insurance fund	710	40,257	(29,489)	14,578
to pension fund	720	276,255	-	279,777
to employment fund	730	143	-	275
for medical insurance	740	34,278	-	35,037
Allocations to non-government pension funds	750	25,240	x	25,240
Insurance premium for voluntary pension insurance	755	54		
Average number of employees	760	13,857		
Cash outpayments and benefits not related to production, performance of work, service rendering	770	13,540		
Income from stakes and interests in the Company assets	780	27,488		

Explanatory notes to the accounting reports for 2001

Explanatory notes to the accounting reports for 2001

EXPLANATORY NOTES
TO THE ACCOUNTING REPORTS OF JOINT-STOCK COMPANY CENTERTELECOM FOR 2001

1. Information about the Company

(Public) Joint-Stock Company CenterTelecom (the Company) is the legal successor of JSC Elektrosvyaz of the Moscow region.

The founder of the company is the Committee on property management of the Moscow region.
Individual Taxpayer Identification number (INN) is 5000000970.
The Company is registered by Moscow region registration chamber on July 23, 1997 record #50:10:0124

The Company's registered address is at: 23 Proletarskaya Street, Khimki, Moscow region, Russia.
Mailing address before September 1, 2000: 29 building 2 Narodnogo Opolchenya Street, Moscow, Russia.
The mailing address is 6 building 2, Degtiarny Pereulok, Moscow, Russia.

The Company's registrar is Private Joint-Stock Company Registrator-Svyaz. Registered address is at 15A B.Olenya Street, Moscow, Russia.
The company's auditor is Private Joint-Stock Company Arthur Andersen. Registered address is: 52/2 Kozmodemianskaya Embankment, Moscow, Russia.

Average total number of employees as at the end of 2001 is 13,857.

II. The Company's business activities in the reporting year.

There were no changes in the charter (legal) capital of the Company in 2001.

15 local subsidiaries are included into the Company. During 2001 the number of local subsidiaries was reduced from 48 to 15 through uniting some of the former subsidiaries into larger ones.

The Company owns no shares of its own.

Basic financials and operation parameters of the Company for 2000 (RUR in thousands).

Description	2001	2000	2001 as % of 2000
Revenues	3,275,928	2,517,937	130.1
Costs and expenses	2,856,705	2,099,223	136.1
Gross profit	419,223	418,714	100.1
Sales profit margin	382,753	387,854	98.7
Profit before tax	173,175	286,601	60.4
Profit from ordinary activities	118,973	219,436	54.2

Revenues from provision of telecommunications services (tariff revenues) account for 91% of the total revenues. The growth rate of tariff revenues in 2000 was 130%, which is higher

than average growth rate of Svyazinvest companies, but lower than the average growth rate across the companies of the central group.
In the breakdown of the tariff revenues by categories domestic long-distance and international service accounts for the bulk of revenues or 56%, urban telephone service brought 35.7% of tariff revenues, while rural telephone services gave 3.9%, document transmission 1.8%, and wireline broadcast and land wireless service 2.6%.
The breakdown of tariff revenues by customer type changed in 2000 as follows:

Residential sector	*70.5%*	*growth by 3.9%*
Budget funded organizations	*5.1%*	*0%*
Businesses	*24.4%*	*decrease by 3.9%*

The increase in the tariff revenues was due to growth of the volume of basic telecommunications services of 42.7% and 57.3% owing to tariff hike and other factors.

Production and sale costs and expenses in 2001 grew faster than revenues. In the costs breakdown payroll accounts for the largest chunk (33.3% excluding the Unified Social Tax). The salary growth rate outpaced that of revenues and total costs and expenses.
Increase in interconnection charges was noticeable (by 26.9% as compared to 2000) accounting for 19.5% of the total costs and expenses, of which RUR420.2 million or 14.5% of the total costs were payments to JSC Rostelecom, including its Moscow operating subsidiary MMT.
In 2001 costs of RUR100 of revenues amounted to RUR88.3, while the planned figure was RUR90.4; thus, there was a reduction in costs by RUR2.1 in the reporting year. However, as compared to 2000 this parameter grew by RUR3.7. High inflation rates were one of the main reasons of growing costs.
Sales margin in the reporting year amounted to RUR382.7 or 122% of the planned amount, and 98.7% of 2000 level.
The Company's pretax profit reached RUR173.2 million against the planned amount of RUR150.1 million. Percentage of plan fulfillment is 115.4%. However, in comparison with the previous the amount is as low as 60% of the level achieved in 2000. The factor was greatly affected by interest payments on loans and credits granted to the Company and expenses not chargeable to costs.
The Company's undistributed profit amounted to RUR118,973 thousand against RUR112,140 thousand as planned or 54.2% of the previous year level.
Sales margin in 2001 was 13.2, against 18.2 in 2000;
pretax profit margin in 2001 was 6 as compared to 13.2 in 2000;
net profit margin in 2001 was 4.11% against 10.3% in 2000.
Construction of 320 facilities was underway in 2001. Capital expenditures from all financing sources reached RUR60,203.2 thousand, including RUR312,661 thousand of the Company's own funds:
- *RUR175,476 thousand from profit;*
- *RUR135,596 thousand of depreciation charges;*
- *other RUR1,590 thousand.*

Raised funds reached RUR647,542.2 thousand, of which:
- *bank credits accounted for RUR90,303 thousand;*
- *commercial supplier credit amounted to RUR479,769.2 thousand;*
- *contributions of other organizations RUR71,614 thousand;*
- *funds supplied by populations were RUR4,363 thousand*
- *budget funds RUR1,493 thousand.*

225 facilities were brought into service, the total worth of RUR542,873 thousand.
Telephone exchanges with total switching capacity of 63,248 lines were made operable, including:
58,228 lines at urban exchanges and
5,020 lines at rural exchanges.

Intra-area code fiber-optic trunks in Elektrostal, Likino – Dulevo – Shatura, Pavlovo-Posad – Orekhovo-Zuevo with the total length of 74.6 km.
As on January 1, 2002 154 facilities were in the incomplete construction, totaling at RUR608,322.

III. Basics of the Company's accounting policies in the reporting period.

1. *Pursuant to the adopted accounting policies shipment accounting method is used for revenues accounting.*
2. *Stock-taking of property and obligations is underway in the Company as on October 1, 2001. The results of the stock-taking exercise are posted in the accounting reports for December 2001.*
3. *Facts of financial and business activity are referred to the reporting period when they actually occurred regardless of the time of actual receipt or outpayment of funds related to those facts.*
4. *Straight line depreciation is adopted for fixed assets.*
5. *Accounting of costs of repair of production fixed assets is effected by formation of a repair fund.*
6. *Amortization of intangible assets is charged by the straight line method during their useful service period.*
7. *The Company does not allocate any provisions toward devaluation of securities.*
8. *Original cost of low value and rapidly wearing items is written down by charging depreciation at 100% of cost at the moment of putting the items into operation.*
9. *The Company allocates provisions for doubtful debts.*
10. *The Company creates provisions for deferred expenses and payments.*

IV. Information on the affiliated persons.
The list of the affiliated persons is attached.

V. Tax payment data. Accounts receivable in respect of telecommunications services.
As the Company adopted shipment method for revenue accounting there are no discrepancy accounting reports and taxation settlements.

VI. Data of accounts receivable in respect of telecommunications services are attached.
VII. Explanation of some items of accounting reports.
Brought-over balance of the Company was changed for liabilities when the balance of unspent consumption fund in 2000 was transferred to undistributed profit.
In 2001 the balance sheet total grew by RUR1,637,976 owing to the following factors:
- *RUR521,830 thousand worth of fixed assets put in operation (growth by 121.8%);*
- *increase of the balance of incomplete construction facilities of RUR410,415 thousand, growth of 307.4%;*
- *increase in investment into other organizations by RUR1,000 thousand, increase by 141.8%;*
- *growth of inventories of RUR69,387, growth by 200.5%;*
- *growth of the balance of tax on acquired valuables by RUR112,556 thousand or 721.1%;*
- *growth of accounts receivable by RUR365,886 thousand – increase of 248.3%, including increase of 153.4% in respect of telecommunications services;*
- *increase of cash balance by RUR164,014 thousand – growth of 317.3%.*

Other accounts receivable grew as compared to the previous year by amount of RUR200,062 thousand due to advance payments made to suppliers for equipment procurement, excessive payment of profit tax and VAT to the amount of RUR24,255 thousand, and RUR16,760 thousand debt of insurers.

In December 2001 licenses, cost of software product usage were transferred from account 04 to account 31. Balance of account 04 was reduced by a value of apartments transferred to accounts 01, 03, 41.
During 2001 the balance of social fund of RUR4,156 thousand was transferred to the undistributed profit.
Additional capital at the year end decreased by RUR5,767 thousand, resulting from fixed asset retirement and restoration, incorrect postings in 2000.
Line 520 of the profit and loss account reflects overdue debt to foreign suppliers for delivered equipment to be paid for by deferred payments within 2-3 years.
In 2001 short term bank loans of RUR552,153 thousand were granted to the Company. Within the same period a short-term credit of RUR105,658 thousand was repaid. The interest rate of the credit was 19-25% p.a.
In the fourth quarter of 2001 the Company issued and placed bearer interest bearing bonds to the total value of RUR600,000,000 with maturity in 2003. Coupon income paid on the first coupon was to be paid on the 95th day from the date of placement start. Coupon interest payable on the first coupon is 22% p.a. Early redemption is not provided for. Acceptance of the redemption offer is not earlier than February 4, 2002.
Pursuant to an Annex 1 of August 2001 to interest free tied credit facility agreement #559 of February 24, 1998 by and between JSC CenterTelecom and JSC Svyazinvest the Company repaid some RUR16,481 thousand in 2001, including RUR9,481 in respect of the principal and RUR7,000 thousand of interest payment. The difference in the recognized amounts due to exchange rate fluctuations is posted to non-sale expenses< the interest payments are posted as operating expenses at the moment of debt repayment.

As compared to the year start the accounts payable in respect of suppliers and contractors grew by RUR349,371 thousand.
The Company has no overdue payables to the budget and arrears in salary.

Conditional facts of business activity.
During 2001 the Company did not accrue any profit tax payable to local municipal authorities at 5% due to lack of legal basis. At the moment litigation is underway.
In the second half of 2001 a check of the Company's profit tax accrual and payments during the period from July 1, 1998 to 200 was performed by Russian Tax authorities for the Moscow region. According to resolution #4 adopted by these authorities the Company was requested to pay the underpaid tax amount of RUR820,130 a fine of RUR164,026, delayed payment charges of RUR248,026 (total amount of RUR1,232,182). The request will be granted before March 25, 2002.

A.Lokotkov
Acting General Director

R.Konstantinova
Chief Accountant

Audit firm's (Auditor's) report on accounting reports for 2001

Audit firm's (Auditor's) report on accounting reports for 2001

Independent auditor's report.
Registered address: 14 Staraya Basmannaya Street, Moscow, 103064, Moscow, Russia
License to conduct audits #006000 issued by the Ministry of Finance of the Russian Federation, valid till June 28, 2003.
State registration certificate of ZAO Arthur Andersen #021566, issued by Moscow registration chamber on February 11, 1993.
Current account # 40702810600700353028 with CB Citybank T/O (LLP), Moscow, BIK# 044525202.
The following expert participated in the audit:
Vadim A.Balashov, partner, audit department
Yaroslav A. Vershinin, manager, audit department
Anastasia A. Gorodetskaya, chief expert, audit department
Irina B. Smirnova, chief expert, audit department
Independent auditor's report to the executive body of JSC Central Telecommunication Company.

1. *We have conducted an audit of CenterTelecom's accounts for the year ended on December 31,2001.*
2. *When scheduling and conducting the audit of the aforesaid accounts we have reviewed he state of the internal control of JSC Central Telecommunication Company. Responsibility for arrangements and state of the internal control lies with the executive body of JSC Central telecommunication Company.*
3. *We have reviewed the state of the internal control exclusively for the purpose to identify the volume of work required to form an auditor's opinion regarding the credibility and consistency of the accounts. During the audit we have found no evidence of any inconsistency of the internal control system of JSC Central Telecommunication Company with the scale and nature of its operations. The conducted audit does not imply a comprehensive and complete check of the internal control system of JSC CenterTelecom to find all possible faults.*
4. *Our opinion about credibility of the mentioned in par. 1 accounting reports is stated in the subsequent section of this auditor's report. Apart from facts stated in Supplement A we found no breaches of the established arrangements for accounting and reporting that might materially affect their true and fair nature.*
5. *When conducting the audit of accounting reports mentioned in par. 1 we have verified compliance of a number of JSC CenterTelecom's financial and business transactions with the applicable law and regulations with the only purposes to be sufficiently assured that the accounting reports are prepared in all material aspects in accordance with the Federal Law #129-FZ of November 21, 1996 "On accounting" and Regulations on book-keeping and accounting reports in the Russian Federation approved by Order #34-n of July 29, 1998 issued by the Ministry of Finance of the RF which differ from the International Accounting Standards. Responsibility for compliance with the legislation of the Russian Federation when conducting financial and business transactions lies with the executive body of JSC CenterTelecom. Results of our check revealed that the financial and business transactions examined by us were conducted by JSC CenterTelecom in all material aspects in compliance with the applicable law. Nevertheless, we would like to draw attention to the facts stated in Supplement A to this independent auditor's report. However the goal of our audit was not to make an opinion about full compliance of financial and business transactions of JSC CenterTelecom with the applicable. Therefore, we do not make any such statements.*
6. *Without any additional reservations in our report we draw attention to the fact that future revenues of JSC CenterTelecom will significantly depend on state regulated tariffs, and there exists a considerable uncertainty about their rates.*

7. At the extraordinary general meeting of shareholders on February 22, 2002 shareholders passed a resolution on the reorganization of JSC Central Telecommunication Company by merging into it 16 subsidiaries of JSC Svyazinvest, located in Russia's central part.

8. Over the past decades Russia underwent drastic political, economic and social changes. As a country with emerging market economy Russia has no fully-fledged business and legal environment like that in place in more developed market economies. The Russian government now undertakes efforts to resolve these problems, but implementation of reforms aimed at creating banking, tax and legal systems like those existing in more developed market economies is not completed yet. This results in like evidenced by the default on the sovereign debt and rouble devaluation in August 1998 doing business in Russia entails risks normally missing in countries with more developed market relations. These risks persist in the Russian economy of to-date, resulting in non-convertibility of the Russian currency abroad, onerous foreign currency control, law liquidity of long-term credit and capital, high inflation rates, etc.

Independent auditor's report to shareholders on the financial accounts of JSC Central Telecommunication Company for the year ended December 31, 2001

1. We have audited the attached financial statements of JSC Central Telecommunication Company for the year ended December 31, 2001. The accounts were prepared by the executive body of JSC Central Telecommunication Company in accordance with the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation. Accounts prepared in accordance with the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation differ materially from accounts prepared according to the international accounting standards.

2. Responsibility for the preparation of the financial accounts lies with the executive body of JSC Central Telecommunication Company. Our responsibility was to make a statement as to the consistency and credibility of the accounts based on the conducted audit.

3. The audit of the accounts of JSC Central Telecommunication Company over the periods before January 1, 2001 was conducted by other auditing organization, whose statement on the credibility of the accounts of JSC Central Telecommunication Company over the period ended on December 31, 2001 was made in the auditor's report of April 16, 2001. The audit carried out by us did not include audit of the accounts of JSC Central Telecommunication Company over the periods before January 1, 2001.

4. We have conducted the audit pursuant to the Federal Law "On auditing activity" #119-FZ of August 7, 2001 and Regulations (Standards) of auditing as approved by the Commission on auditing activity under the President of the Russian Federation. The audit was planned and conducted so as to ensure sufficient confidence that the accounts in all material aspects were prepared according to the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation. The audit included verification of supporting documents for certain selected figures and explanations contained in the accounts. We believe that the conducted audit provides sufficient grounds to make a statement regarding the credibility and consistency of the accounts.

5. During the audit of the accounts of JSC Central Telecommunication Company we failed to obtain sufficient supporting documents regarding the arrangements to reflect in the accounts operations connected to sale of telecommunications services by Lyuberetski telecommunications node of JSC Central Telecommunication Company. JSC Central Telecommunication Company has no available information as to sales amount and costs of the services rendered, as well as regarding the accounts receivable due from subscribers of the Lyuberetski telecommunications node, since gathering and processing of accounting data for the international and domestic long-distance calls, and billing and account settlements with the subscribers of Lyuberetski telecommunications node of JSC Central Telecommunication Company are carried out by (Private) JSC Lyuberetski Technical and Production Center. Due to this fact we were unable to obtain sufficient information to form our opinion as to credibility of the amounts shown by item-line 010 "Net revenues from sale of goods, products, services" and item-line 020 "Costs of sold goods, products, works, services" in the profit and loss account and by item-line 240 "Accounts receivable" of the balance sheet.

6. In our opinion, apart from any adjustments that could be deemed necessary should it be possible to obtain sufficient clarifications as to the circumstances laid out in paragraph 5 above, and with the exception of facts identified in Annex 1 to the independent auditor's report to shareholders on the financial accounts of JSC Central Telecommunication Company for the year ended December 31, 2001, the financial statements attached to this report are true and fair, i.e. prepared in such a way as to provide in all material aspects a true and fair view of the assets and liabilities of JSC Central Telecommunication Company and financial results of its activity over the year ended on December 31, 2001, according to the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation.

7. Without making any additional notes to our report we draw attention to the fact, that revenues of JSC Central Telecommunication Company in future will depend upon state regulated tariffs and that substantial uncertainty still exists regarding the tariff rates.

8. At an extraordinary meeting of shareholders held on February 22, 2002 shareholders decided to reorganize JSC Central Telecommunication Company by merging into it 16 subsidiaries of JSC Svyazinvest located in the central region.

9. Over the past decade Russia has undergone momentous political, economic and social changes. Being an emerging market, the country so far has no sufficiently developed business infrastructure and credible legal environment that exist in more developed market economies. The government of the Russian Federation currently undertakes efforts to solve these problems; however, implementation of reforms aimed at creating banking, tax and legal systems like existing in more developed economies has not completed yet. As evidenced by the default on the sovereign debt and rouble devaluation in 1998, doing business in Russia entails risks which normally do not exist in more developed economies. These risks remain in the Russian economy of today resulting in non-convertibility of the local currency abroad, crippling hard currency control, low liquidity of long-term credits and capital, high inflation rate, etc.

Vadim A. Balashov
Partner

Yaroslav A. Vershinin
Auditor
March 29, 2002.

ANNEX

Accounting reports
for 2002

ACCOUNTING POLICIES

STATEMENT OF ACCOUNTING POLICIES
OF JSC CENTERTELECOM FOR 2002

Moscow 2001

TABLE OF CONTENTS

INTRODUCTION

This statement of accounting policies of JSC CenterTelecom was developed according to provisions of accounting, tax, and civil legislation of the Russian Federation.
For the purposes of this Statement, by Accounting policies of JSC CenterTelecom are meant a consistent system of principles, organizational rules and technical implementation of book-keeping (initial records, valuation techniques, grouping in the course of business and resulting summary of facts of financial and business operations) developed, validated and disclosed for various users by JSC CenterTelecom in order to ensure provision of current, updated, comprehensive, true and fair financial and management information. In those situations where the accounting regulations of the Russian Federation do not provide for specific bookkeeping rules regarding a specific issue, the relevant bookkeeping principles of accounting policies were developed independently based on the applicable legislation.
CenterTelecom's accounting policies shall ensure:

- *compliance with basic principles of accounting, such as entirety, timeliness, prudence, priority of content over the form, no contradictions, rationality, continuity of operations and permanency;*
- *meeting general requirements regarding accounting: information should be complete, essential, neutral, unbiased, comparable, consistent;*
- *true and fair information on accounting, tax, statistical reports;*
- *uniformity of procedures in organizing and implementing accounting practices both in JSC CenterTelecom as a whole and in each of its separate units;*
- *current operation status and flexibility of response of the accounting system to changes in the business environment, including amendments in applicable law and regulations.*

This policy statement alongside with general mandatory requirements and rules specific features of JSC CenterTelecom are taken into account:

- *development of internal documents in line with the industrial line of the Company;*
- *existence of a number of separate operating units, in some cases located at a great distance from the central management office of JSC CenterTelecom;*

The Policy Statement successively lays out techniques and procedures adopted for the Accounting Policies. Understanding these is essential for an interested user to credibly assess the financial position, cash flow, or financial results of the Company's operations.
Bookkeeping techniques include:

- *methods of grouping and assessment of business transactions, writing-down asset values, posing of income and expenses;*
- *methods of arrangement and schedule of document flow;*
- *arrangements of taking stock of the Company's assets and liabilities;*
- *system of internal production cycle book-keeping, reporting and controls;*
- *application of accounts and a system of recording journals in the accounting;*
- *other relevant procedures, techniques, methods.*

Bookkeeping techniques selected in the framework of the Accounting Policies shall be approved by the General Director's Order and be applied as from January 1, 2002.

This statement should be a guide for all officers and employees whose activity is connected to matters regulated by the accounting policies:

- *top managers of JSC CenterTelecom;*
- *top managers of subsidiaries responsible for implementation and status of bookkeeping in the units under their supervision;*
- *staff members of divisions and departments responsible for timely development, revision, and advice of regulatory and reference information of the actual performers;*
- *staff members of all divisions and departments responsible for timely provision of*

- *staff of accountant office responsible for timely and duly performance of all bookkeeping and accounting works and compilation of all reports in true and fair manner;*
- *other employees.*

The accounting policies are adopted for the year 2002 and not to be amended unless the following occur:

- *re-organization of the Company (merger, acquisition, split, etc.);*
- *change of owners;*
- *changes in the Russian law or in the regulations of accounting and tax issues of the Russian Federation;*
- *development of new accounting techniques.*

Approval of accounting methods for new business activity is not an amendment of the accounting policies.
Changes introduced into the text of Regulations on the Accounting Policies shall be approved by the General Director of JSC CenterTelecom.

Responsibility for compliance with accounting policies as stated in these Regulations shall lie with the Chief Accountant of CenterTelecom.

1. ORGANIZATIONAL ASPECTS of the ACCOUNTING POLICIES.
1.1 General information about the Company.
Joint-Stock Central Telecommunication Company (JSC CenterTelecom) was established pursuant to the Decree #721 of the President of the Russian Federation of July 1, 1992 On the organizational measures on transformation of state enterprises, voluntary associations of state enterprises into joint-stock companies, and Decree #1392 of November 16, 1992 On measures to implement industrial policies in privatization of state-owned enterprises, and in accordance with Order of the Government of the Russian #1003 of December 1992 On the privatization of telecommunications enterprises, and based on Directive #369 of the State Committee of the Russian Federation on state property management dated February 21, 1994. The founder of the Company is the Committee on Property Management of the Moscow region. CenterTelecom's assets are reflected in its autonomous balance sheet.
According to the Charter the main objectives of the Company are as follows:

- *meeting the needs of public, state authorities, defense and law enforcement authorities, other organizations in telecommunications services;*
- *ensuring uninterruptible and high-quality operations of all telecommunications facilities, air and wireline broadcast;*
- *ensuring timely processing and delivery of telegraph messages;*
- *deployment of telecommunications network to ensure transmission of various types of information (voice, data, facsimile, telegraph, etc.);*
- *provision of telematic services (Bureaufax, Teletex, Videotex, Telefax) based on the digital transmission and communications systems;*
- *making profit.*

The Charter of Joint-Stock Central Telecommunication Company identifies the following business activities of the Company:

- *provision of telecommunications services;*
- *provision of wireline broadcasting;*
- *provision of wireless access;*
- *provision of broadband wireless access;*
- *provision of personal paging service;*
- *provision of wireless communications service;*
- *provision of domestic long-distance and international telecommunications service;*
- *provision of mobile service (cellular, trunking, etc.);*
- *provision of mobile wireless telephone service;*

- provision of mobile wireless service;
- provision of TV program air-broadcast;
- provision of TV program broadcast over a cable TV network;
- provision of air-broadcast of sound programs and transmission of additional information;
- provision of air-broadcast of sound programs;
- provision of TV and sound broadcasting;
- operation in the service area of various telecommunications networks;
- provision of data transmission (including Internet);
- testing and measurement of performance parameters of power supply installations and equipment, and parts of them, during installation, commissioning, operation and repair;
- printing and publishing activity;
- implementation of quality management system;
- works related to certification of telecommunications services;
- marketing research, elaboration of proposals on development and upgrade of telecommunications facilities;
- construction activity;
- operation of natural gas facilities;
- operation of lifting equipment;
- transportation of cargo in the Russian Federation;
- passenger transportation by auto vehicles;
- technical operation and repair of transportation vehicles;
- operation of gas filling stations;
- activity on utilization of precious metals;
- activity on operation of municipal facilities of towns and populated settlements;
- special water resource utilization;
- environment protection works (services);
- educational activity;
- trade;
- medical care activity;
- operation of accommodation facilities;
- storage of oil and oil-processing products;
- works to ensure security of the Company's business;
- activity to protect state secrets and confidential information, including proprietary commercial secrets of the Company;
- development of mobilization plans, organization and implementation of measures to ensure mobilization readiness;
- conducting external economic activity in accordance with effective applicable legislation;
- other activities not prohibited by the Russian Law.

There are three levels of management in JSC CenterTelecom, viz.:
- central management;
- subsidiaries;
- structural units.

Subsidiaries numbered 15 act on the basis of regulations approved by the General Director of JSC CenterTelecom. A subsidiary's chief is appointed by the General Director of JSC CenterTelecom and operates based on the power of attorney issued to his name. The relations inside the Company between the central management and subsidiaries are based on administrative subordination.
Subsidiaries act on instruction and on behalf of JSC CenterTelecom. In order to perform business activities the subsidiaries are entrusted with assets owned by JSC CenterTelecom.

Apart from subsidiaries there are 115 separate structural divisions/units

A full list of separate units included into JSC CenterTelecom is shown n Annex 1 to these Regulations.

1.1 Principal tasks of book-keeping and accounting in JSC CenterTelecom

Pursuant to the requirements of accounting regulations of the Russian Federation and given the organizational structure and actual conditions of doing business the principal tasks of accounting in JSC CenterTelecom are:

- *gathering and compilation of full and credible information on activities of JSC CenterTelecom and its property status necessary for internal users of accounting data: managers, officers, founders, participants and owners, as well as for external users, like investors, creditors, and other users of accounting reports;*
- *control over the existence and movements of property, utilization of material, labor and financial resources (including those in accordance with approved norms, targets, and budgeting);*
- *prevention of negative business activity results and identification of internal resources of the organization to ensure financial stability ;*
- *drawing up information required for accurate and timely evaluation and payment of taxes, levies, and other mandatory payments;*
- *preparation of special forms of accounting reports for the corporate management system.*

1.2 Organizational principles of accounting units

The term "accounting unit" refers to the set of structural entities and staff members performing original data gathering, its processing and analysis, and on its basis drawing up reports for various user groups.

By a specialized accounting group is meant a structural unit of JSC CenterTelecom performing data gathering, processing and grouping of information in the form of composite registers at the analytical and synthetic levels, entering records into the accounts.

Depending on the level of the organizational structure the specialized accounting entity includes: general accounting offices and accounting offices of subsidiaries.

Functional units (for instance, linear and cable plant, transportation, customer relations department, etc.) perform data gathering and processing of original supporting information to be further registered in the accounting system.

At each management level accounting department ensures gathering and processing of information in order to provide users with data required for elaboration, justification and making of decisions at their level of management, and to provide staff at higher levels of management with information required for elaboration, justification and making of decisions at the higher levels of management.

Regulations on the accounting department regulate the principles of separation of powers and division of responsibilities at each management level (vertically) and inside each management level (horizontally). The same regulations identify the structure, functions, and tasks of the specialized and functional accounting units. Distribution of duties and relationships between specialized and functional accounting units are determined by internal Company's documents: regulations on the accounting and document flow regulations.

Organization and implementation of accounting are assigned to the specialized accounting unit with JSC CenterTelecom's chief accountant in charge and chief accountants of subsidiaries.

1.3 The form of the accounting

A general-ledger accounting system using specialized software shall be adopted for accounting in JSC CenterTelecom.

1.4 Organization of document flow and accounting records processing

Document flow arrangements, schedule of document flow, original accounting record processing are governed by Document flow regulations.

In JSC CenterTelecom alongside with uniform original accounting record forms approved by the State Committee on Statistics of Russia, non-unified internal record forms are used. When executing proper documents to record a transaction unless a unified form is provided, independently developed forms of original records contained in the internal document flow regulations shall be applied.
The right to sign original record document is determined by internal organizational-administrative documents.

1.5 Arrangements and conduct of stock taking of property and obligations.
Any and all property and obligations (liabilities) of JSC CenterTelecom regardless of the location are subject to stock-taking exercise.

Stock-taking in JSC CenterTelecom shall be carried out as follows:
- *fixed assets – at least once in two years as on November 1 of the reporting year;*
- *intangible assets – annually as at December 1 of the reporting year;*
- *incomplete capital construction and other capital expenditures – annually as at November 1 of the reporting year;*
- *raw materials, other materials, equipment to be installed, half-finished products, goods, finished products in warehouses – annually as at December 31 of the reporting year;*
- *precious metals – twice a year;*
- *products in progress (unfinished) – quarterly as at the end of the relevant quarter;*
- *deferred income and expenses – annually as at December 31 of the reporting year;*
- *bank account balances - annually as at December 31 of the reporting year;*
- *petty cash in the cashier offices – at least one time a quarter;*
- *long-term financial investments - annually as at December 31 of the reporting year;*
- *short-term financial investments, cash instruments – quarterly as at the end of the relevant quarter;*
- *debtors and doubtful debt provisions – quarterly as at the end of the relevant quarter;*
- *creditors (settlements with telecommunications operators) – quarterly as at the end of the relevant quarter, with other creditors – annually as at December 31 of the reporting year;*
- *tax payments and mandatory transfers to the budget and out-of-budget funds – at least once a year;*
- *settlements under specific target financing - annually as at December 31 of the reporting year;*
- *intra-corporate settlements – at least once a quarter;*
- *settlements with employees, advance holders - annually as at December 31 of the reporting year.*

In order to perform stock-taking of property and liabilities of JSC CenterTelecom commissions are established in the central management and subsidiaries with personal composition to be approved by:
for the central management – by the General Director;
for a subsidiary – by the subsidiary's director.

Arrangements for preparation and conduct of stock-taking of the property and obligations of JSC CenterTelecom is determined by the Guidelines for stock-taking of assets and liabilities and for measures to ensure preservation of assets.

1.6 Procedure of preparation of accounting reports
Accounting reports of JSC CenterTelecom are prepared according to the guidelines and at the dates set forth by the Federal Law #129-FZ of November 21, 1996 On accounting stipulating book-keeping and accounting procedures.
Accounting reports of JSC CenterTelecom shall be composed by the General accounting

assets, liabilities and results of operations taking into account information provided by the accounting offices of subsidiaries.
Forms developed by JSC CenterTelecom taking into account recommendations laid down in Order #4n of January 13, 2000 On accounting forms of organizations issued by the Ministry of Finance and following recommendations of JSC Svyazinvest shall be used in the process of drawing up the accounting reports.
Internal forms of accounting, as well as specific dates to submit them are shown in the internal guidelines on the drawing up of JSC CenterTelecom's accounting reports.

1.7 Working chart of accounts of JSC CenterTelecom
A unified single working chart of accounts to be mandatory applied by all staff members of the specialized accounting unit shall be used in the accounting system of JSC CenterTelecom.

Changes introduced into the working chart of accounts shall be approved by the General Director of JSC CenterTelecom upon agreement with Accounting Department of JSC Svyazinvest.

The unified working chart of accounts of JSC CenterTelecom is shown in the Annex to these Regulations.

2. PRACTICAL ISSUES of ACCOUNTING POLICIES
2.1 Intangible assets accounting
Intangible assets are a group of assets of JSC CenterTelecom possessed by it as the ownership right (economic control, operation control) subject to the simultaneous compliance with the following conditions:
- *total lack of material and substance structure;*
- *a possibility of distinguishing (separating) it from other property;*
- *usage in the manufacturing process, or work performance, or service rendering, or for control/management purposes;*
- *usage during long time periods, i.e. useful service life of over 12 months, or normal production cycle, if it lasts over 12 months;*
- *the asset in question is not intended for further re-sale;*
- *ability to bring economic benefit (income) in future;*
- *availability of properly executed documents confirming the existence of the assets as such and the exclusive right of the Company on the results of intellectual activity (patents, certificates, other titles, patent acquisition (assignment) deed, brand name, etc.).*

Intangible assets are accepted for accounting purposes at the original cost.

The amounts of depreciation charges on the intangible items are determined monthly based on the norms calculated on the basis of their original cost and useful service periods by the straight-line method.

Determination of the useful service period is made based on the:
- *validity term of a patent, certificate, and other limits of usage periods of intellectual property items in accordance with the legislation of the Russian Federation;*
- *expected usage period of the item in question during which the Company is able to generate economic benefit (income). The expected period of useful service of an intangible asset item is defined by a specially established commission in accordance with the guidelines on intangible asset accounting, and shall be approved by the General Director.*

In cases where a useful service period of an intangible asset cannot be defined, the asset accrues amortization charges at the rates set on the basis of 20 years, but not longer, of the Company's continuing operations.

The cost of an intangible asset is written down through accrued amortization charged to account 05 Amortization of intangible assets.

2.2 Fixed asset accounting

2.2.1 Procedure to record an asset as a fixed asset

After an asset is accepted for accounting purposes as a fixed asset the following conditions shall be met simultaneously:

- *usage in the production process, performance of works, service rendering, or for management needs of the Company;*
- *usage over a prolonged period, i.e. useful service period, lasting over 12 months, or over a normal operation cycle, if it lasts more than 12 months;*
- *the asset is not intended for further re-sale by the Company;*
- *the cost of the asset exceeds RUR10,000;*
- *capability to bring economic benefit (income) to JSC CenterTelecom.*

2.2.2 Procedure of a fixed asset valuation

Fixed assets are accepted for accounting purposes at their original cost defined in accordance with Regulations on accounting – Fixed asset accounting (PBU 6/01) approved by Order #26n of March 30, 2001 issued by the Ministry of Finance.

The cost of fixed assets recorded in the books is not to be changed except cases of further additional refurbishment or equipping, partial liquidation, and fixed asset revaluation.

JSC CenterTelecom shall regularly, at least once in two years, perform revaluation across groups of similar fixed asset items at the present (replacement) cost by way of direct restating according documentary supported market prices. The groups of similar items of fixed assets across which revaluation should be carried out are shown in guidelines for fixed asset accounting.

2.2.3 Charging fixed asset depreciation

Depreciation charges of fixed assets are calculated by a straight-line method based on the their original or present (replacement) value (if revaluation process was completed before January 1, 2002) of a fixed asset given the useful service period of the asset in question. Useful service periods of a group of similar items of fixed assets are defined pursuant to guidelines issued by an advisory council of JSC Svyazinvest and approved by the Board of Directors of JSC CenterTelecom.

Regarding the acquired fixed assets previously in use depreciation rates are defined given the useful service period less the duration of actual usage (months or years) of the asset by the former owner.

Items of fixed assets valued at less than RUR10,000 (inclusive), as well as acquired books, brochures, and suchlike publications are written off as material expenses as they are put into usage. In order to ensure preservation of these assets a duly control should be exercised over their flow.

An accelerated depreciation rate is applied to assets received under lease contracts, specified by the relevant contract.

Replacement (restoration) of fixed assets is achieved by repair, modernization, and reconstruction.

Expenses on all types of repair are included into the costs of the period where they were incurred. No provisions for deferred repair costs are made.

2.3 Inventory accounting

2.3.1 Posting of property to inventories

The following assets are treated as the Company's inventories:

- *assets employed as raw and other materials, etc. for manufacturing of products (for rendering services, performance of works) intended for sale (performance of works, service rendering);*
- *intended for sale;*
- *used for organizational purposes.*

Assets used for product manufacturing, performance of works or service rendering, or organizational purposes over a period longer than 12 months, or during a normal operation cycle of over 12 months are not treated as inventories.

2.3.2 Valuating inventories to reflect their procurement and acquisition costs.
Inventories are accepted for accounting purposes at their actual cost. The actual cost of inventories in the balance sheet of JSC CenterTelecom is determined using account 15 Procurement and acquisition of tangible items and account 16 Deviations in the cost of tangible items.
Inventories (raw and other materials, goods) are accepted for accounting purposes at the accounting value, by which the following is meant:

- *the price of the seller, if inventories are purchased for a price;*
- *the actual production costs, if an inventory item was produced in JSC CenterTelecom;*
- *a money valuation agreed by the founders (members) of JSC CenterTelecom, if an inventory item was contributed into the charter (contribution) capital, unless otherwise is stipulated by the applicable law;*
- *present market value at the date of making an entry into the book, if an inventory item was received according to a deed of gift or free of charge, and left after retirement of fixed assets and other property;*
- *the value of assets transferred or to be transferred to JSC CenterTelecom pursuant to contracts stipulating in-kind payment in respect of obligations;*

At the end of a reporting period deviations posted to account 16 Deviations in the cost of tangible items are debited (or adjusted in the case of negative balance) to expense accounts depending on expense allocation pro rata to the cost of consumed tangibles.

The deviation percentage of a type or a group of inventory items is defined based on the ratio of the sum of the deviation balance at the start of month and present deviations over the month to the sum of tangible item balance at the start of the month and received value of tangible items, multiplied by 100.
Calculation of deviations in the cost of materials to be written off is defined on a case by case basis for each group of materials separately specified on account 16 Deviations in the cost of tangible items.

Deviations are debited (adjusted if the balance is negative) to production expense accounts (selling costs) or other relevant accounts based on the calculated in this manner deviation percentage.

Deviation debiting (adjustment) is carried out according to an average percentage calculated on the basis of accounting data.

Costs of procurement and delivery of goods intended for sale through the retail network to warehouses are posted to costs and expenses of JSC CenterTelecom.

Ready for sale (finished) products are posted using account 43 Finished products (works, services) at their actual costs.

If the actual production costs of an inventory item of JSC CenterTelecom are higher than its present market value, provisions to the amount of the difference are allocated to cover the reduction of the tangible item value.

2.3.3 Valuation of some inventory type for write-off

Valuation of retiring inventory items is made in the following manner:

The following assets are valued at the average costs:

- *raw materials:*
- *other materials;*
- *finished products;*
- *goods for resale;*

At the unit cost:

- *precious metals.*

2.4 Translation into roubles of values of assets and liabilities expressed in foreign currency.

Translation of the values of petty cash amounts in the cashier office of JSC CenterTelecom, balances of accounts with credit organizations, money and payment documents, short-term securities, amounts of settlements with legal entities and natural persons (including borrowing), balances of specific target financing funds, received from the budget or from foreign sources in the framework of programs of technical assistance to the Russian Federation or other assistance programs pursuant to concluded agreements (contracts), expressed in terms of foreign currency into rouble amounts is made at the date of foreign currency transaction, and at the date of accounting data reporting.

2.5 Revenue posting procedure

Revenue is recognized as any economic value gain due to acquisition of assets (cash funds, other property) and/or due to repayment of obligations resulting in the increase of the Company capital, except contributions of the members (property owners).

Revenues depending on their character, conditions of acquisition and business activities of a company are divided into:

- *revenues from ordinary activities;*
- *other revenues, including:*
  - *operating revenues;*
  - *no-sales revenues;*
  - *extraordinary income.*

Additional criteria to recognize gains as revenues from ordinary activities are their recurrent nature, and a possibility of planning the revenue amounts.

For the purposes of separate revenue accounting, ordinary activities are divided into core (inherent) types and non-core activities.

By core activities are meant those directly related to telecommunication service provision. All other activities are deemed non-core.

The following operations are recognized as ordinary activities:

➤ *core activities:*

- *urban telephone service:*

  a) provision of access to urban telephone networks,

  b) provision of a local telephone connection (local call) to subscribers of fixed line service in urban areas (provision of a subscriber line for use in urban areas, carrying local traffic),

  c) provision of a local connection initiated from an urban pay-phone,

  d) provision for use of tie-lines and dedicated lines;

  e) other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).

- *rural telecommunications service:*

  a) provision of access to rural telephone networks,

b) provision of a local telephone connection (local call) to subscribers of fixed line service in rural areas (provision of a subscriber line for use in rural areas, carrying local traffic),
c) provision of a local connection initiated from a rural pay-phone,
d) provision for use of tie-lines and dedicated lines,
e) other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).

- *domestic long-distance and international telephone service:*
  a) establishing a long-distance telephone connection,
  b) provision of a long-distance telephone call using a pay-phone,
  c) establishing an international telephone connection,
  d) provision of an international telephone call using a pay-phone,
  e) provision of domestic long-distance and international circuits,
  f) other domestic long-distance and international telecommunications services (conference calls, general maintenance, etc.);
- *document transmission:*
  a) internal telegrams,
  b) international telegrams,
  c) provision of telegraph channels;
  d) dedicated subscriber telegraphing,
  e) data transmission,
  f) telematic services,
  g) newspaper page transmission,
  h) other document transmission services
- *wireless services;*
- *sound program broadcasting;*
- *TV service*
- *wireline multicast*
  a) provision of wireline subscriber access point for sound multicast,
  b) provision of access to wireline multicast network,
  c) other wireline multicast services.
- *personal wireless services:*
  a) paging,
  b) cellular communications services,
  c) other wireless services.

➤ *non-core activities*

- *provision of the Company's assets for lease;*
- *transportation services;*
- *manufacturing of telecommunications products;*
- *trading services;*
- *catering services;*
- *construction services;*
- *information and computing services;*
- *publishing services (publishing of directories, newspapers);*
- *information provision services;*
- *education services;*
- *security guard services;*
- *intermediary services;*
- *general public services;*
- *recuperation facility services;*
- *advertising activity;*
- *other activities meeting the above criteria.*

Accounting procedures are laid down in revenue accounting guidelines.

2.6 Expense posting procedure
Expenses are recognized as economic value reduction due to asset retirement (cash funds, other property) and/or arising obligations resulting to a decrease in the Company capital, except a reduction of the members' contributions by the members' (property owners') decision.

Depending on their nature, incurring conditions and types of activity expenses are divided into:

- *ordinary activity expenses:*
- *other expenses, including:*
  - *operating expenses;*
  - *non-sales expenses;*
  - *extraordinary expense.*

Ordinary activity expenses are accepted for accounting purposes in the amount, calculated in money terms, equal to the payment amount in money terms or the payable amount.

For the purposes of separate expense accounting ordinary activities are divided into core and non-core activities.
2.7 Posting production expenses and calculation of total costs and expenses of products (works, services).
Ordinary activity expenses of JSC CenterTelecom are those related to manufacturing of products (works, services) and sale, and acquisition and sales of goods.
Expenses related to production and sales of products (works, services) include:

- *expenses related to manufacturing (production, storage and delivery of goods, performance of works, provision of services, acquisition and/or sales of goods (works, services, property rights);*
- *holding and maintenance expenses, repair and general operation expenses of fixed assets and other property, and keeping them in operable state;*
- *nature resource development expenses;*
- *R&D expenses;*
- *mandatory and voluntary insurance expenses;*
- *other expenses related to the production and/or sales.*

Expenses related to production and/or sale are divided into:

- *material expenses;*
- *payroll expenses;*
- *depreciation charges;*
- *other expenses.*

Book records of expenses are maintained separately for types of services, works and manufactured products which are items of calculation.

In order to allocate expenses for the core activity types across calculation items in JSC CenterTelecom a technique of production process expense accounting is implemented.
A production process is a uniquely identified activity (series of operations or a combination of functions and tasks) unlimited in terms of duration and giving a discernable result.
In order to allocate expenses across calculation items processes are divided into main production processes, auxiliary production processes and joint processes.
Main production processes are those intended directly for telecommunications service provision.
Auxiliary processes are required for fulfillment of main and joint production processes, and related connected indirectly to telecommunications service provision.
Joint production processes are required for fulfillment of main production processes but not connected to telecommunications services provision.

Actual real production data of JSC CenterTelecom is the basis for allocation of expenses. These actual performance parameters are specified in expense accounting guidelines.

All expenses related to core activities are deemed indirect expenses, i.e. allocated across the calculation items, and are accounted for in the context of production process.

Core activity expenses are posted to account 30 Main production processes and account 31 Auxiliary accounting process.

Expenses related to non-core activity are charged to account 23 Auxiliary processes and account 29 Production facilitating processes and sites in the context of activity types.

A full cost calculation and costing shall be performed for services rendered, performed works, manufactured products.
Costing of joint production processes is posted to account 32 Joint production processes.
Costs and expenses accumulated on account 31 Auxiliary production processes are allocated between main and joint production processes on accounts 30 Main production processes and 32 Joint production processes based on the data on allocation bases provided by operation departments at the end of an accounting period.
Expenses accumulated on account 30 Main production processes are allocated to account 20 Main production according to calculation items (services) based on the data on the allocation bases provided by operation departments at the end of an accounting period, and to account 33 Equipment operation costs according to the equipment types of an conventional digital network, the data being provided by engineering departments annually.
Allocation of costs and expenses across equipment types is effected in accordance with calculated data provided by technical departments regarding shares of specific equipment type utilization in the main production processes.
Expenses accumulated on account 33 Equipment operation costs are allocated to account 20 Main production according to data on calculation items (services) based on the data provided by technical departments on the capacity and duration of usage of each equipment type in rendering specific service calculated at each year start or in case of a significant changes in telecommunications network topography.

For the purpose of costing services, works, products of non-core activities actual expenses for services rendered, performed works and manufactured products delivered to warehouse, accumulated on accounts 23 Auxiliary production and 29 Production facilitating processes and sites are posted to account 43 Finished products (in case of finished product output), to relevant production process accounts (in the case of service rendering or performance of works for core activities), or to account 90 Sales, sub-account 90-04 Costs of sales for non-core activities (in case of wayside service rendering or performance of works).
Expenses allocated to account 32 Joint production processes are posted at the end of an reporting period to account 20 Main production and account 29 Production facilitating processes and sites across the calculation items (services, works, products) pro rata to the amounts of expenses posted to the corresponding account.
Expenses for telecommunications services rendered, accumulated by service type on account 20 Main production are posted in full at the end of a reporting period to account 90 Sales sub-account 90-02 Cost of sales (core activities) with breakdown on calculation items (services).

2.8 Unfinished (incomplete) production accounting (for non-core activities).
Products (works) of non-core activities which have not gone through all stages (phases, recasts) as provided for by technology arrangements, as well as unfinished products, and products failed to pass tests and acceptance testing, are included in the unfinished (incomplete) products.

2.9 Deferred expenses accounting
Expenses incurred in the reporting period but in respect of subsequent reporting periods are posted to account 97 Deferred expenses.
Deferred expenses are expenses incurred in the reporting period but which cannot be included in the costs of sold services, works, products of this period, e.g.:

- *expenses incurred in introducing new production or product types before any sale of them is made;*
- *expenses on vacation payments in respect of future periods;*
- *license purchasing expense;*
- *property insurance expenses;*
- *other.*

Deferred expenses are written down evenly through relevant sources to cover expenses in the period to which they are allocated. If it is proved impossible to identify the period in which the deferred incurred expenses should be written off, the period shall be determined by a special commission and approved by an order of the General Director.

Deferred expenses accounting provisions are laid down in expense accounting guidelines.

2.10 Accounting for credits and loans received.

Long-term indebtedness on outstanding credits and loans is transferred to short-term debt at the moment when according to the terms of the credit and/or loan agreement repayment of the principal is to be effected within 365 days.

Additional expenses related to received credits and loans are posted to the period when they were incurred.

2.11 Internal intra-corporate settlement arrangements.
In order to arrange internal settlements inside the Company in JSC CenterTelecom account 79 Intra-corporate settlements shall be used.

All financial and business transactions conducted between subsidiaries are conducted upon notice (letter of advice).
The list of intra-corporate transactions and arrangements for their completion are regulated by an internal document – intra-corporate settlement accounting guidelines.

2.12 Arrangements for creation of specific target funds.
The Company shall not create funds at the expense of its disposable profit unless creation of such funds is stipulated by applicable law or by founding documents (reserves). In the latter case arrangements for creation of such reserves are laid down based on a resolution of a general meeting of shareholders.

2.13 Built-up of reserves
The Company shall establish the following reserves:

- *provisions to cover devaluation of investment in securities. The reserve is formed to cover the difference between the actual investment amount made by JSC CenterTelecom in listed shares of other companies with regularly published quotations on stock exchanges and actual market value as of the end of a reporting year, if the latter is below the book value of investment;*
- *doubtful debt provisions. The amount allocated is defined upon the results of accounts receivable check made at the end of the previous tax reporting period and calculated as follows:*
    - *for doubtful debt over 90 days overdue – the full amount overdue revealed during the check is included in the reserve amount;*

- *for doubtful debt from 45 to 90 days (inclusively) overdue – 50% of amount overdue revealed during the check is included in the reserve amount;*
- *doubtful debt less than 45 days overdue does not contribute to the reserve amount.*

However, the total amount of doubtful debt provisions shall not exceed 10% of the gross revenue in the current taxation period.

- *tangible item devaluation reserve. The reserve is built up from the financial results of the Company to the amount of difference between the current market price and actual cost of inventories, if the latter is higher the current market price.*

Arrangements for formation of reserves are laid down by reserve formation guidelines.

2.14 State aid accounting (in respect of budget allocated amounts).
Funds allocated from the state budget (subsidies, transfers from budget) are accepted for accounting purposes as the funds or non-monetary resources are actually received.

JSC CenterTelecom accepts cash funds and non-monetary resources for accounting purposes subject to the following conditions:

- *the Company is certain to meet the terms and condition for provision of the funds or resources. Confirmations can be provided in the form of contracts, concluded by the Company, or publicly announced decisions, or feasibility studies, approved design estimate documentation, etc.;*
- *the funds/reserves will be certainly received. The receipt confirmation is a bank statement of account certifying value date of crediting the funds to JSC CenterTelecom account, or acceptance deed of the resources.*

Budget allocated fund accounting does not depend on the type of the resources provided to JSC CenterTelecom (cash funds, assets other than cash funds) and on the manner the resources were provided (actual provision, reduction of obligations toward the state).

Arrangements for budget allocated fund accounting are laid down by target financing accounting guidelines.

3. TAXATION ASPECTS of ACCOUNTING POLICIES
3.1 Arrangement for taxation accounting procedures
The principle objectives of taxation accounting in JSC CenterTelecom are:
determination of the general principles guiding separation of powers and responsibilities of tax department and other special accounting units at each management level (vertically), and inside each management level (horizontally);
deployment of a unified single system of internal documents regulating operations of the taxation staff and other special accounting units in the tax accounting system of JSC CenterTelecom.

According to Article 19 of the Tax Code of the Russian Federation JSC CenterTelecom is a payer of taxes and levies.

Taxation accounting in JSC CenterTelecom is conducted by taxation accounts staff including the department of taxation accounting and reporting of the Central accounting office of the Central Management, and by accounts staff for taxation accounting in the accountant offices of the subsidiaries.

Taxation accounts department of JSC CenterTelecom shall calculate and duly pay pursuant to taxation legislation to budgets of all levels the following levies and dues:

- *Profit tax;*
- *Value-Added Tax (VAT);*

- *Taxes to be paid to road funds;*
- *Property tax;*
- *Sales tax;*
- *Unified social tax;*
- *Insurance premium payments in respect of mandatory work accident and vocational diseases insurance;*
- *Natural person income tax;*
- *Environment pollution tax;*
- *Tax on transactions with securities;*
- *Charges in respect of activities of authorities supervising the telecommunications industry and informatization;*
- *Legal entity profit tax;*
- *Local taxes and levies (land rental, advertisement tax, law enforcement tax, specific due to finance education institutions, etc.)/*

Taxation accounting department of JSC CenterTelecom pursuant to provision set forth by tax legislation draws up tax declarations regarding each of calculated tax and its payment to be duly submitted to tax authorities.
Check of obligations related to settlements in respect of taxes and dues, and data verification with tax authorities are conducted by the taxation accounting department of JSC CenterTelecom.
Analytical registers of taxation accounting shall be maintained by tax accounting staff at all levels. The form taxation accounting registers are shown in Annex 3 to these Regulations. Arrangements and specific features for reflection of analytical data in the taxation accounting registers, and guidelines to complete tax declarations are laid down in the Regulations on calculation and payment of taxes.

In order to ensure accurate and complete formation of taxation bases for all taxes and dues the subsidiaries shall submit to the tax accounting and reporting department of the Central accounting office of the Central Management of JSC CenterTelecom the necessary data within the time limits set forth by the schedule of document flow and according to the arrangements and forms approved in the Regulations on calculation and payment of taxes.

JSC CenterTelecom performs calculation and effects payments to the federal budget of advance tax amounts in respect of profit tax, as well as tax amount calculated upon the results of the tax period, at its registered location without allocating these amount across separate divisions/units.

Payments of advance tax amounts and tax amounts to be paid to the income of the budget of constituent entities of the Russian Federation and local municipalities' budgets are effected at the location of JSC CenterTelecom and locations of its separate divisions, based on the share of the profit allocated to these separate divisions calculated as a simple mean of the percentage share of the staff of the separate division in the total average workforce and the percentage of book value of depreciated property of the separate division in the total book value of depreciated property.
JSC CenterTelecom calculates the amount of quarterly advance tax payment based on the tax rate and actual taxable profit accumulated over the period from the start of taxation period through the end of first quarter, half-year, nine months and the year.
JSC CenterTelecom makes profit tax payments by monthly advance transfers in equal parts to the amount of one third of the actually paid sum in the quarter preceding that one, in which the advance tax payments are effected.

JSC CenterTelecom effects payment of VAT in a centralized manner for the whole company including all its separate divisions, at its registered location, simultaneously submitting the title page of the tax declaration to the tax authorities at the locations of the

separate divisions, supplemented with the calculation of the tax amounts marked "for reference" to be paid at the locations of the separate divisions, and the list of the same.

Provisions for VAT calculation, completion of the Declaration and its submitting to the authorities at the location of JSC CenterTelecom and locations of its separate divisions are laid down in the Regulations on the calculation and payment of taxes. In order to calculate the VAT amount payable at the locations of the separate divisions of JSC CenterTelecom the percentage share of the separate division staff in the total workforce of JSC CenterTelecom and the percentage of the average for the year value of fixed assets of the separate division used in production in the total average over the year value of fixed assets of JSC CenterTelecom.

JSC CenterTelecom in a centralized manner calculates and effects payments of automobile roads users' tax into the budget of the Moscow region. JSC CenterTelecom submits quarterly to the tax authorities at its location Tax declaration of the tax amount within the period set forth for provision of quarterly (annual) accounting reports.

JSC CenterTelecom makes payments in respect of automobile road users' tax monthly based on the results of sales of products, works, services, and goods in the past month before the 15th day of the following month. The target of taxation is the revenue generated by sales of products, services and works, the sum of differences between sale and purchase prices of goods sold during the procurement, trading, and supply and provisioning activities. For JSC CenterTelecom the date to define the sales revenue amount is the value date of funds received in respect of shipped products, goods, services, works into bank accounts, date of receipt of funds in the Company cashier office, or other moment of discharge by the Buyer of the payment obligations in respect of shipped products, goods, works, services.

Calculation and payment of auto vehicle owner's tax are made by JSC CenterTelecom subsidiaries into the territorial road funds at the subsidiaries' locations and locations of separate divisions. Auto vehicle owner's tax is payable annually at the location of the auto vehicle registration.

Subsidiaries of JSC CenterTelecom independently submit annually auto vehicle owner tax declaration with the tax amount calculation to the authorities at the location of the subsidiary and separate divisions within the period set for submitting accounting reports for the period in which the tax is payable (was paid).

Sales tax is calculated and paid by JSC CenterTelecom subsidiaries. The subsidiaries submit to the relevant tax authorities at their locations and at the location of separate divisions of JSC CenterTelecom included in the relevant subsidiary, monthly before the 20th day of the month following the reporting month a declaration in respect of the subsidiary as a whole and separately on each separate division, specifying their locations.
The sales tax amount payable by subsidiaries of JSC CenterTelecom and its separate divisions included in the subsidiaries is identified upon the results of each tax month (calendar month) by calculations. The calculations of the advance tax amounts for each month are to be submitted before the 5th day of the current month at the locations of the subsidiaries and their separate divisions.

Transactions involving sale to natural persons of goods, works, and services in the territory of the Moscow region are recognized as a taxation object if the sale is conducted for cash or using bank credit or disbursement cards.

Sales tax amounts are payable to the Moscow region budget and local budgets at the rates of 40% and 60% respectively. At the location of separate divisions the property tax is

calculated by multiplying the tax rate in effect in the territory of the Moscow region by the value of fixed assets, materials, and low value and rapidly wearying items and goods.

For the taxation purposes the annual average property value of JSC CenterTelecom in the reporting period (quarter, half-year, 9 months, year) is calculated by dividing by four of the sum of one-half of the property value as of January 1 of the reporting year and as of the first day of the month following the end of the reporting period, and the sum f the property value as of the first day of all the other quarters in the reporting period.

Payments of property tax are effected into the budget of the Moscow region and into the local budgets at the locations of separate divisions according to quarterly calculations within 5 days from the date set forth for submitting the accounting report for the quarter, and for annual calculations within 10 days from the date set for submitting the annual accounting report.

Declaration of property tax calculation and yearly average property value for the reporting period is submitted by subsidiaries of JSC CenterTelecom to the relevant tax authorities at the location of separate divisions in the extent related to the property tax calculated for subsidiaries and separate divisions included in the subsidiaries. Consolidated declaration drawn up in respect of the difference between the total property tax amount calculated for the whole JSC CenterTelecom and sum of the property tax calculated for subsidiaries including the separate divisions of the subsidiaries, is submitted by JSC CenterTelecom to the tax authorities at its location alongside with the accounting report within a period set for submitting quarterly and annual accounting reports. The difference of the property tax amounts is transferred to the budget of the Moscow region.

In order to draw up the consolidated declaration subsidiaries submit to the central Management their calculation of yearly average property value taking into account data on their structural units as on the first day of the reporting period (quarter, half-year, 9 months, year).

JSC CenterTelecom calculates and effects payments of the unified social tax into the Moscow region budget and local budget at the location of the subsidiaries and separate divisions included into subsidiaries.

Tax declaration are submitted by JSC CenterTelecom to the Moscow region tax authorities at its location and by subsidiaries at their locations and locations of their separate divisions quarterly not later than the 15th day of the month following the past quarter.

The taxation base is defined as the sum of payments and other remunerations allocated by JSC CenterTelecom in cash or in-kind, or received by JSC CenterTelecom staff in the form of other tangible benefit.

Upon the results of a reporting period JSC CenterTelecom and subsidiaries having separate divisions, calculate the amounts of advance tax payments based on the tax rate in effect and on taxation base formed as from the calendar year start, including the latest reporting period. The amount of advance tax payments payable for the reporting period is defined taking into account the amount of advance tax payments made previously.

Data on the amounts of calculated and made advance payments are reflected by JSC CenterTelecom and by subsidiaries having separate divisions in the report to be submitted to the tax authorities at their locations not later than the 20th day of the month following the reporting month.

The difference between the sum of advance tax payments paid over a tax period and tax amount payable according to the declaration is payable within 15 days from the date set for submitting the tax declaration for the tax period, or to be offset against the forthcoming tax payments.

Insurance premium payments in respect of compulsory medical insurance against work accidents are calculated on the basis of the rates set in percentage of the payroll sum allocated in respect of all bases (income) of the insured workforce, and in the relevant cases as a percentage of a civil legal contract.

JSC CenterTelecom calculates the amounts and effects payment of natural person's income tax into the Moscow region budget at its locations and into the local budgets at the locations of its subsidiaries and separate divisions included into it.

In order to determine the taxation base all the income received by a natural person both in cash form and in-kind, as well as in form of material benefits. The taxation base is determined for each income type in respect of which different tax rates are set.

The date of actual receipt of income is defined as the date of income payment, including remittances into natural person's accounts or by his order to third party's accounts, or transfer of the in kind income. In case of the income in the salary form the date of the actual receipt is deemed to be the last day of the month, for which the salary is earned and calculated in consideration of fulfilled duties according to the employment agreement (contract).

Calculation of the tax amounts are made by JSC CenterTelecom at its locations and by subsidiaries at their locations and locations of their separate divisions, included in the subsidiary in question as tax agents as accumulated sum from the start of a tax period upon the results of each month in respect of any income for which a relevant tax rate is applicable.

JSC CenterTelecom and its subsidiaries must withhold the calculated tax amount directly from the income of natural persons from the actually made outpayments, and transfer the calculated and withheld tax amounts not later than the cash funds to make the income payments are received in the bank.

Declaration of the calculation of natural persons' income tax is submitted at the location of JSC CenterTelecom and its subsidiaries having separate divisions not later than April 30 of the year following the expired tax period.

Natural person income tax for dividend payments both to residents and non-residents is withheld and paid by JSC CenterTelecom as a tax agent into the federal budget.

Natural person income tax on non-residents is withheld and paid by JSC CenterTelecom and subsidiaries as tax agents into the federal budget.

JSC CenterTelecom effects two types of payments in respect of environment pollution, namely:
- *for release (discharge, spill) of polluting substances, waste disposal, other harmful emissions within permissible targets;*
- *for release (discharge, spill) of polluting substances, waste disposal, other harmful emissions within preset limits (provisionally agreed targets);*

Payment amounts for environment pollution not exceeding the preset admissible targets of pollutant releases, volumes of waste disposals, level of hazardous effects are defined by

multiplying the relevant rate on the released pollutant amount and adding up across all types of pollution.

Payment amounts for environment pollution within preset limits are defined by multiplying the relevant rate by the difference between the limit and admissible thresholds of pollutant releases, volumes of waste disposals, level of hazardous effects adding up across all types of pollution.

Payment amounts for excessive environment pollution are defined by multiplying the relevant rate for environment pollution within the preset limits by the actual amount of hazardous pollutant release, volumes of waste disposals, hazardous effects in excess of the preset limits, adding up across all types of pollution and multiplying the sum by a factor of 5.

Payments for pollutant releases, spills, waste disposals, hazardous effects under the admissible thresholds are made from the costs of products (works, services), while payments for the exceeding of the limits are made from profit.

JSC CenterTelecom effects payments for environment pollution at its location, and subsidiaries effect their payments at the their locations.

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	0710001
As of **December 31, 2002**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

ASSETS	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	742	297
patents, licenses, trademarks (brand names), other similar rights and assets	111	742	297
organizational expenses	112	-	-
business standing of the Company (goodwill)	113	-	-
Fixed assets (01, 02, 03)	120	2,909,831	17,549,071
land and natural resources utilization facilities	121	-	1,973
property, plant and equipment	122	2,640,155	13,146,809
Incomplete construction facilities (construction in progress) (07, 08, 16, 61)	130	608,322	1,878,032
Income yielding property investment (03)	135	1,471	2,071
property for lease	136	-	-
property to be provided under hire contracts	137	1,471	2,071
Long-term financial investment (06,82)	140	3,393	123,959
investment in daughter companies	141	-	3,808
investment in subsidiaries/affiliates	142	-	99,359
investment in other organizations	143	3,369	8,162
loans granted to organizations for a term of over 12 months	144	-	2,533
other long-term financial investments	145	24	10,097
Other non-current assets	150	-	-
TOTAL on Section I	190	3,523,759	19,553,430
II. CURRENT ASSETS			
Inventories	210	137,217	647,352
raw materials, auxiliary and other suchlike assets (10,12,13,16)	211	117,272	485,581
cattle/livestock kept for feeding (11)	212	-	7
expenses on unfinished products (in circulation overheads) (20, 21, 23, 29, 30, 36, 44)	213	-	252
finished products and goods for resale	214	1,744	38,416
shipped products (45)	215	-	200
prepaid expenses (31)	216	18,201	122,896
other inventory and expenses	217	-	-
VAT on acquired valuable items (19)	220	130,677	789,585
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	109	16,739
customers and buyers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
debt of subsidiaries and affiliates (78)	233	-	-
advance payments made (31)	234	-	10,836
other receivables	235	109	5,903
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	612,548	2,025,227
customers and buyers (62, 76, 82)	241	317,860	1,260,034
notes receivable (62)	242	-	386
debt of subsidiaries and affiliates (78)	243	-	6,199
overdue unpaid contributions of shareholders (founders) into the Charter	244	-	-

(legal) capital (75)			
advance payments made (61)	245	203,115	440,983
other receivables	246	91,573	317,625
Short-term financial investment (56, 58, 82)	250	-	2,294
loans granted to organizations for a term less than 12 months	251	-	2,257
shares of the Company repurchased from shareholders	252	-	-
other short-term financial investment	253	-	37
Cash and cash equivalents	260	239,505	303,875
cash funds (50)	261	4,230	11,378
accounts current (51)	262	221,043	239,639
currency accounts (52)	263	4,571	13,410
other cash (55, 56, 57)	264	9,661	39,448
Other current assets	270	-	-
Total for Section II	290	1,120,056	3,785,072
GRAND TOTAL (sum of lines 190 and 290)	300	4,643,815	23,338,502

LIABILITIES	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter (legal) capital (85)	410	185,589	631,200
Additional capital (87)	420	1,761,308	6,405,534
Reserves (86)	430	27,838	27,838
reserves allocated pursuant to effective legislation	431	27,838	27,838
reserves formed according to founding documents (charter)	432	-	-
Social fund (88)	440	-	-
Specific target financing and receipts (96)	450	-	-
Retained profit of previous years (88)	460	556,032	5,901,703
Not-covered loss of previous years (88)	465	-	-
Retained profit of the reporting period (88)	470	-	1,084,300
Not-covered loss of the reporting year (88)	475	-	-
TOTAL for Section III	490	2,530,767	14,050,575
IV. LONG-TERM LIABILITIES			
Loans and credits(92, 95)	510	600,000	1,982,401
bank credits to be repaid in over 12 months from the reporting date	511	-	985,046
loans to be repaid in over 12 months from the reporting date	512	600,000	997,355
Other long-term liabilities	520	33,095	1,270,415
TOTAL for Section IV	590	633,095	3,252,816
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	489,589	2,381,061
bank credits with maturity within 12 months after the reporting date	611	489,589	1,611,849
loans to be repaid within 12 months after the reporting date	612	-	769,212
Accounts payable	620	729,417	3,231,745
suppliers and contractors (60, 76)	621	630,718	1,490,143
notes payable (60)	622	-	37,025
debt to subsidiaries and affiliates (78)	623	-	-
debt to employees (70)	624	91	135,469
debt to state off-budget funds (69)	625	170	73,685
debt to budget (68)	626	12,173	442,887
advance payments received (64)	627	79,726	456,245
other payables	628	6,539	596,291
Overdue income payments to shareholders (founders) (75)	630	4,241	31,075
Income of future periods (83)	640	256,706	391,230
Provisions for future expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for Section V	690	1,479,953	6,035,111
GRAND TOTAL (sum of lines 490, 590, and 690)	**700**	4,643,815	23,338,502

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
Leased fixed assets (001)	910	216,093	718,418
including leasing	911	24,547	447,718
Goods and other tangibles accepted for safe custody (002)	920	458	26,174
Goods accepted on commission (004)	930	69	84
Debt of insolvent debtors written off as a loss (007)	940	23,151	241,361
Security/collateral of liabilities and payments, received (008)	950	628,807	1,296,452
Security/collateral of liabilities and payments, granted (008)	960	534,179	3,938,941
Depreciation of housing facilities	970	506	22,104
Depreciation of external building/land improvement and other similar facilities (015)	980	276	780
Forms of reporting under strict control and accountability	990	25,416	38,164

PROFIT and LOSS ACCOUNT
(According to the Russian Accounting Standards)

			Codes
		Form 2 by OKUD	0710002
As at **December 31, 2002**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

On shipment basis

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
I. Ordinary activity revenues and expenses			
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	10	5,366,325	12,799,301
including sales of telecommunications services	11	5,281,680	12,505,715
Costs of sales of goods, products, services, works	20	(4,270,668)	(9,994,779)
including costs of telecommunications services	21	(4,224,148)	(9,578,046)
Gross profit	29	1,095,657	2,804,522
Selling expenses	30	-	(21,402)
General and administrative expenses	40	-	-
Profit (loss) from sales (line 010 less lines 020, 030, and 040)	50	1,095,657	2,804,522
II. Operating income and expenses			
Interest receivable	60	388	2,454
Interest payable	70	(335,654)	(312,579)
Income from participation in other organizations	80	55	363
Other operating income	90	376,725	90,711
Other operating expenses	100	(763,789)	(360,953)
III. Non-operating income and expenses			
Non-sales income	120	61,192	263,284
Non-sales expenses	130	(376,827)	(741,411)
Profit (loss) before tax (sum of lines 050, 060 080, 090, and 120 less lines 070, 100, and 130)	140	57,747	1,746,391
Profit tax and other similar mandatory payments	150	(64,649)	(663,044)
Operating profit (loss)	160	(6,902)	1,083,347
IV. Extraordinary income and expenses			
Extraordinary income	170	88	80
Extraordinary expenses	180	-	(236)
Net profit (undistributed profit (loss) of the reported period (lines 160 and 170 less line 180)	190	(6,814)	1,083,191
For reference: Dividend per share preference (preferred)	201	0.077	0.14189
ordinary	202	0.026	0.03305
Projected dividend in the next reporting year, per share: preference (preferred)	203	0.20614	-
ordinary	204	0.6871	-
Dividend per share: preference Class B	205	0.038	0.07094

Explanation of some profit and loss items

Description	Line code	Over the reported period		Over the same period previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.	210	20,527	(19,934)	19,674	(7,909)
Profit (loss) of previous years	220	34,948	(67,795)	46,798	(30,371)
Indemnity of losses incurred due to non-performance or improper performance of duties	230	17,007	(1,840)	4,493	(338)
Foreign currency translation adjustments	240	37,712	(308,986)	120,982	(155,963)
Reduction in inventory cost as at the end of the reported period	250	-	-	-	-
Written-off accounts receivable and payable for recovery of which law suits cannot be filed due to expiry of the limitation.	260	29,005	(45,194)	6,464	(51,901)

STATEMENT OF CHANGES IN EQUITY
(According to the Russian Accounting Standards)

			Codes
		Form 3 by OKUD	0710003
As on **December 31, 2002**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

Description	Line code	Balance at the year start	Received over the reporting year	Spent over the reporting year	Balance at the year end
1	2	3	4	5	6
I. Equity					
Charter (legal) capital	010	185,589	445,611	-	631,200
Additional capital	020	1,761,308	4,647,332	(3,106)	6,405,534
Growth of property value due to revaluation	021	1,185,432	4,647,332	(3,106)	5,829,658
Reserves	030	27,838	-	-	27,838
	040	-	-	-	-
Undistributed profit of previous years – total	050	556,032	10,017,556	(4,671,885)	5,901,703
including; financing source to finance capital expenditures for production purposes	051	529,348	765,130	-	1,294,478
Undistributed profit of previous years	055	-	1,084,300	-	1,084,300
Social fund	060	-	-	-	-
Specific target financing and receipts – total	070	-	-	-	-
-	080	-	-	-	-
Specific target financing and receipts from industry and inter-industrial out-of-budget funds– total	100	-	-	-	-
Specific target financing and receipts – total	140	14,992	118,746	(89,879)	43,859
including from budget	141	1,434	36,418	(34,132)	3,720
off-budget funds	142	-	-	-	-
legal entities	143	13,282	43,402	(17,064)	39,620
individuals	144	277	-	(38,683)	520
Total for section I	079	2,530,767	16,194,799	(4,674,991)	14,050,575
II. Provisions for deferred expenses – total	080				
Total for section II	089	-	-	-	-
III. Estimated provisions – total	090				
including provisions for doubtful debts	091	-	598,281	(41,606)	556,675
Total on section III	099	-	598,281	(41,606)	556,675
IV. Change of capital					
Capital at the reporting period start	100	2,530,767	-	-	-
Increase of capital – total	110	-	11,544,361	-	-
including: through additional share issue	111	-	-	-	-
due to asset revaluation	112	-	-	-	-
due property increase	113	-	-	-	-
due to reorganization of a legal entity (merger, acquisition)	114	-	11,544,361	-	-
due to income which according to accounting standards and rules is posted directly to capital increase	115	-	-	-	-
other receipts	116	-	(6,814)	-	-
Decrease of capital – total	120	-	-	(24,553)	-
including: through reducing share par value	121	-	-	-	-
through reducing the number of shares	122	-	-	-	-
due to reorganization of a legal entity (spin-off, split)	123	-	-	-	-
due to expenses which according to accounting	124	-	-	-	-

standards and rules are posted directly to capital decrease					
other retirements	125	-	-	(24,553)	-
Capital as at the reporting year end	130	-	-	-	14,050,575

FOR REFERENCE

Description	Line code	Balance at the reporting year start		Balance at the reporting year end	
1	2	3		4	
1) Net assets	150	13,613,096		14,397,946	
		From budget		From off-budget funds	
		3	4	5	6
2) Received for:					
expenses on ordinary activity- total	160	22,998	105,435	-	-
Capital investments into non-current assets	170	104	5,744	-	-
including: for facility construction	171	104	5,057	-	-
acquisition of equipment	172	-	687	-	-

STATEMENT OF CASH FLOW
According to Russian Accounting Standards

			Codes
		Form 4 by OKUD	0710004
As on **December 31, 2002**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

Description	Line code	Amount	of which		
			for current operations	for investment	for financing
1	2	3	4	5	6
1. Cash balance at the year start	010	237,923	x	x	x
2. Received cash funds – total	020	9,462,598	8,640,157	87 813	-
including:					
revenues from sales of goods, products, works and services	030	5,526,087	x	x	-
revenues from sales of fixed assets and other property	040	4,708	3,503	1 205	-
advance payments received from buyers (customers)	050	456,245	x	x	-
disbursement from budget and other specific target financing	060	85,269	33,784	51 485	-
free of charge	070	-	-	-	-
credits received	080	1,515,568	881,859	633 709	-
loans received	085	600,511	600,000	511	-
dividend, interest on financial investments	090	115	x	115	-
other receipts	110	1,274,095	1,138,679	-	-
3. Allocated cash funds – total	120	9,406,713	5,658,351	1 913 192	-
including:					
payments for acquired goods, works, services	130	2,154,940	2,154,940	-	-
payroll expenses	140	1,390,953	x	x	x
social needs allocations	150	444,217	x	x	x
payment of imprests	160	46,352	46,346	6	-
payment of advances	170	450,979	404,370	46 609	-
payment for participation by contribution in construction	180	840	x	840	x
payment for machinery, equipment, auto-vehicles	190	1,478,945	x	1 478 945	x
financial investment	200	96,854	-	96 854	-
dividends, interest payments	210	60,690	x	60 690	-
settlements with budget	220	993,684	993,684	x	-
interest payments on received credits, loans	230	1,112,637	883,389	229 248	-
other payments, remittances, etc.	250	1,175,622	1,175,622	-	-
4. Cash balance as of the reporting year end	260	293,808	x	x	x
For reference only: From line 020 received in hard cash (except line 100 data) – total	270	3,213,504			
including settlements:					
with legal entities	280	317,861			
with individual	290	2,895,643			
of which using:					
cash registers	291	2,822,801			
forms of strict accountability	292	70,614			
Hard cash:					

received from bank into Company's cashier	295	11,158,000
taken to the bank from cashier office	296	2,532,578

SUPPLEMENTS TO THE BALANCE SHEET
According to Russian Accounting Standards

			Codes
		Form 5 by OKUD	0710005
As on **December 31, 2002**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Public joint-stock company**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands ('000)**	by OKEI	

1. FLOW OF BORROWED FUNDS

Description	Line code	Balance at the reporting year start	Received	Repaid	Balance at the reporting year end
1	2	3	4	5	6
Long-term bank credits	110	381,017	1,160,759	(556,730)	985,046
including not repaid on time	111	-	-	-	-
Other long-term loans	120	1,100,821	788,907	(892,373)	997,355
including with overdue repayment	121	-	-	-	-
Short-term bank credits	130	1,049,886	2,727,064	(2,165,101)	1,611,849
including not repaid on time	131	18,359	9,177	(27,536)	-
Bank credits to employees	140	38,658	944,414	(213,860)	769,212
including not repaid on time	141	3,401	33,018	-	36,419

2. ACCOUNTS PAYABLE AND ACCOUNTS RECEIVABLE

Description	Line code	Balance at the reporting year start	Obligation arose	Obligation repaid	Balance at the reporting year end
1	2	3	4	5	6
Accounts receivables:					
short-term	210	1,966,904	42,670,702	(42,055,704)	2,581,902
including overdue	211	646,961	7,739,341	(7,571,217)	815,085
of which over 3 months overdue	212	438,467	5,306,377	(5,256,562)	488,282
long-term	220	24,838	54,905	(63,004)	16,739
including overdue	221	-	-	-	-
of which over 3 months overdue	222	-	-	-	-
from line 220 indebtedness with payment expected in over 12 months after the reporting date	223	24,838	54,905	(63,004)	16,739
Accounts payable:					
short-term	230	2,135,182	35,987,053	(34,891,635)	3,230,600
including overdue	231	116,413	1,682,041	(1,619,278)	179,176
of which over 3 months overdue	232	92,967	1,158,311	(1,109,373)	141,905
long-term	240	829,600	1,087,902	(645,942)	1,271,560
including overdue	241	-	-	-	-
of which over 3 months overdue	242	-	-	-	-
from line 240 indebtedness with payment expected in over 12 months after the reporting date	243	829,600	1,087,902	645,942	1,271,560
Securities/collateral:					
received	250	732,263	797,185	(232,996)	1,296,452
including those from third parties	251	-	-	-	-
provided to	260	2,848,440	3,255,197	2,164,696	3,938,941
including those to third parties	261	88,404	690,398	13,484	765,318

REFERENCE INFORMATION TO PART 2

Description	Line code	Balance at the reporting year start	Obligation arose	Obligation repaid	Balance at the reporting year end
1	2	3	4	5	6
1) Notes/bills of exchange flow					
Notes issued	262	20,293	116,529	(57,498)	79,324
including overdue	263	-	-	-	-
Notes received	264	4,429	214,565	218,571	423
including overdue	265	-	-	-	-
2) Accounts receivable for supplied products (works, services rendered) at actual costs	266	263	7,314	(7,377)	200

3) List of entities-debtors with largest indebtedness

Name of organization	Line code	Balance at the reporting year end	
		total	including over 3 months
1	2	3	4
State budget funded entities	270	207,107	98,015
Agricultural entities	271	902,523	229,556
Internal affairs ministry/police	272	362,502	217,797
Individuals	273	528,529	80,167
Administrations	274	-	-
Federal telecommunications agency	275	-	-
Industry	276	-	-
Ministry of defense units	277	-	-
TV and sound broadcast companies	278	-	-

4) List of entities-creditors with largest indebtedness

Name of organization	Line code	Balance at the reporting year end	
		total	including over 3 months
1	2	3	4
JSC Rostelecom	280	270,450	-
Supply contracts (Sumitomo, Siemens)	281	776,029	313,572
Settlements under leasing	282	726,997	-

3. DEPRECIATED (AMORTIZED) PROPERTY

Description	Line code	Balance at the reporting year start	Received (commissioned)	Retired	Balance at the reporting year end
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights for proprietary intellectual (industrial) property items	310	3,571	99	(2,645)	1,025
including rights arising from:					
copy-right and other contracts for scientific, literature, art items and related rights, computer software, databases, etc.	311	3,546	13	(2,591)	968
invention patents, industrial samples, collection accomplishments, certificate of useful model, brands and service marks, or license agreement for their use.	312	25	86	(54)	57
rights for know-how	313	-	-	-	-
Rights for use of detached nature sites.	320	4	-	(4)	-
Organizational expenses	330	-	-	-	-

Goodwill (business standing of the Company)	340	-	-	-	-
Other	349	-	-	-	-
Total (sum of lines 310, 320, 330, 340, 349)	350	3,575	99	(2,649)	1,025
II. FIXED ASSETS					
Land spots and nature utilization sites	360	1,285	688	-	1,973
Buildings	361	3,600,731	306,551	(41,288)	3,865,994
Construction structure	362	7,432,722	658,441	(133,517)	7,957,646
Plant and equipment	363	13,797,177	3,041,719	(239,638)	16,599,258
Transportation vehicles	364	388,101	78,142	(22,810)	443,433
Tools and machinery	365	163,733	45,780	(33,214)	176,299
Plough cattle	366	57	-	(21)	36
Productive livestock	367	-	-	-	-
Perennial plants	368	783	110	(27)	866
Other fixed assets	369	73,426	188,555	(58,372)	203,609
Total (sum of lines 360 - 369)	370	25,458,015	4,319,986	(528,887)	29,249,114
including:					
production	371	25,263,672	4,204,275	(502,127)	28,965,820
non-production	372	194,343	115,711	(26,760)	283,294
III. INCOME YIELDING INVESTMENT IN TANGIBLE ITEMS					
Property intended for lease	381	-	-	-	-
Property provided under hire contract	382	2,472	262	(663)	2,071
Other	383	-	-	-	-
Total (sum of line 381-383)	385	2,472	262	(663)	2,071

REFERENCE DATA TO PART 3

Description	Line code	Balance at the reporting year start	Balance at the reporting year end
1	2	3	4
Line 371, columns 3 and 6:			
leased out – total	387	30,453	46,456
including:			
buildings	388	21,283	17,601
construction structures/installations	389	524	12,491
transportation vehicles	390	2,127	10,296
	391	6,519	6,068
put to long storage	392	32	9,165
Wear and tear of depreciated property:			
intangible assets	393	1,708	728
fixed assets – total	394	10,874,039	11,700,043
including:			
buildings and installations	395	5,218,747	5,359,434
machinery, equipment, transportation means	396	5,421,150	6,130,627
other	397	234,142	209,982
income yielding investment in tangible items	398	146	164
For reference:			
Result on indexation due to fixed assets revaluation			
historical (original) value	401	93,725	x
depreciation	402	51,181	x
Pledged property	403	2,097,781	2,927,667
Value of depreciated property for which depreciation is not charged – total	404	1,228,282	1,603,466
including:			
intangible assets	405	1,503	-
fixed assets	406	1,259,697	1,603,466

4. FLOW OF FUNDS TO FINANCE LONG-TERM INVESTMENT AND FINANCIAL INVESTMENT

Description	Line code	Balance at the reporting year start	Accrued (formed)	Used	Balance at the reporting year start
1	2	3	4	5	6
Own funds of the Company – total	410	156,589	1,638,694	(1,741,705)	53,578
including:					
profit at the disposal of the Company (accumulation fund)	411	148,787	498,071	(593,341)	53,517
fixed assets depreciation	412	7,749	1,140,605	(1,148,354)	-
other	413	53	18	(10)	61
Raised funds – total	420	22,928	2,353,856	(2,360,077)	16,707
including:					
bank credits	421	-	976,613	(974,220)	2,393
borrowed funds of other organizations	422	-	615,091	(619,622)	-
participation by contribution in construction	423	13,559	65,763	(79,322)	-
from budget	424	1,428	4,311	(2,103)	3,636
from off-budget funds	425	-	-	-	-
other	426	3,410	692,078	(684,810)	10,678
Total own and raised funds (sum of lines 410 and 420)	430	179,517	3,992,550	(4,101,782)	70,285
For reference:					
Incomplete construction facilities	440	1,191,177	4,886,985	(4,319,538)	1,758,624
Investment in daughter companies	450	3,799	606	(597)	3,808
Investment in affiliates	460	12,043	87,355	(39)	99,359

5. FINANCIAL INVESTMENT

Description	Line code	Long-term		Short-term	
		at the reporting year start	at the reporting year end	at the reporting year start	at the reporting year end
1	2	3	4	5	6
Interests and stakes in other organizations	510	25,044	111,329	-	-
Bonds and other debt instruments	520	-	-	281	-
Loans provided	530	1,086	2,533	2,261	2,257
Other	540	9,959	10,097	1,792	37
For reference:					
Bonds and other securities at a market price	550	-	-	-	-

6. OPERATING EXPENSES OF THE COMPANY

Description	Line code	Over the reporting year	Over the previous year
1	2	3	4
Tangible costs	610	2,143,739	1,221,882
including: raw materials and accessories	611	818,314	591,074
fuel and power	612	429,665	369,728
spares	613	132,611	106,904
Payroll expenses	620	4,041,131	3,289,850
Social needs allocations	630	1;395,196	1,166,715
Fixed assets depreciation	640	1,138,809	1,069,402
Other expenses	650	3,413,044	3,182,011

including: taxes including into costs and expenses	651	206,536	158,346
rent and lease payments	652	434,838	332,855
training and refresher courses	653	28,511	18,948
Total for element of expenses	660	12,131,919	9,929,860
Change of remaining balances (growth [+], reduction [-]): unfinished production	670	(1,550)	39,300
prepaid expenses	680	-	-
provisions for future periods	690		

7. SOCIAL PARAMETERS

Description	Line code	Payable according to calculation	Actually spent	Transferred to funds
1	2	3	4	5
Allocations to off-budget funds:				
to social insurance fund	710	177,162	(137,931)	46,189
to pension fund	720	1,139,232	-	1,141,772
to employment fund	730	-	-	-
for medical insurance	740	232,113	-	142,237
Allocations to non-government pension funds	750	114,214	x	110,727
Allocations to non-government pension funds	750			
Insurance premium for voluntary pension insurance	755	-		
Average number of employees	760	76,564		
Cash outpayments and benefits not related to production, performance of work, service rendering	770	199,495		
Income from stakes and interests in the Company assets	780	24,053		

Explanatory notes to the accounting reports for 2002

See end of the section Finance, other (the 10th block)

Auditor firm's (auditor's) opinion on accounts for 2002

JSC CenterTelecom Auditor's opinion on accounts for 2002

Table of Contents

AUDITOR'S OPINION OF AN INDEPENDENT AUDIT FIRM ON ACCOUNTS OF JSC CENTERTELECOM

To the shareholders of JSC CenterTelecom
AUDITOR'S DETAILS:
Name: Private JSC (ZAO) ERNST&YOUNG VNESHAUDIT
Location: 20/12 Podsosenski per., Building 1-1A, Moscow, 105062, Russia.
State registration: #033.468, series ЛО-011903, issued by Moscow registration chamber on March 23, 2000.

License to carry out auditing activities including general and bank audit, and audit of insurance organizations, funds and exchanges, #E003246, approved by Order #9, issued by the Ministry of Finance on January 17, 2003, valid for 5 years.

DETAILS of the AUDITED COMPANY
Name: JSC CenterTelecom
Location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
State registration: #127 of June 20, 1994 with the Moscow region Registration Chamber.
Licenses to carry out activities to be licensed.

Type of activity	*License number*	*Issued by*	*Date of issue*	*Valid till*
Provision of local and intra tariff band telephone service	*24064*	*Ministry of the Russian Federation for Communication and Informatization*	*October 10, 2002*	*October 10, 2012*
Provision of domestic long-distance and international telephone service	*23250*	*Ministry of the Russian Federation for Communication and Informatization*	*November 11, 2002*	*November 11, 2007*
Provision of telecommunications channels for lease	*23247*	*Ministry of the Russian Federation for Communication and Informatization*	*November 11, 2002*	*November 11, 2007*

Altogether 52 licenses.

1. We have conducted an audit of CenterTelecom's accounting reports for the period from January 1 through December 31, 2002 inclusively.

2. JSC CenterTelecom's accounting reports include the (consolidated) balance sheet marked with the words "As at the reporting period end taking into account data on the merged companies", profit and loss account marked with the words "Over the reporting period", statement of changes in equity, statement of cash flow, the annex to the balance sheet and the explanatory notes in the part, marked by the words "As at the reporting period end taking into account data on the merged companies" and "Over the reporting period". Preparation and provision of these accounting reports are the responsibilities of JSC CenterTelecom's management. Our responsibility is to express opinion based on the conducted audit regarding true and fair nature in all material aspects of these accounting reports and compliance of bookkeeping and accounting with the applicable law of the Russian Federation.

3. Audit of JSC CenterTelecom's balance sheet as at December 31, 2001 in the part marked by the words "As at the reporting period start" was conducted by another audit organization whose opinion regarding true and fair nature of JSC CenterTelecom's accounting reports for the year ended December 31, 2001 was expressed in a qualified auditor's opinion dated March 29, 2002. The opinion of that auditor contained reservations with respect to accounting for provision of telecommunications services by Lyuberetski telecommunications node, lack of provisions for doubtful accounts receivable and failure to reflect in accounts foreign currency translation adjustments with respect to the loan granted by Svyazinvest, which materially affected consistency and true and fair nature of the accounting reports.

4. We have conducted the audit in accordance with the Federal Law On auditing activities and approved federal rules (standards) of auditing activity, Rules (standards) of auditing activity approved by the Commission on auditing activity under the President of the Russian Federation.

5. The audit was planned and conducted in such a way as to obtain reasonable assurance that the accounting reports marked with the words "As at the reporting period end taking into account data on merged companies" and "Over the reporting period" are free from material misstatements. The audit was conducted selectively, and included examination on a test basis of evidence confirming significance and disclosure of information on financial and business activities maintained in the accounting reports, assessment of principles and methods of bookkeeping and accounting, and rules for preparation of these reports, and significant estimated values reported to the management of the audited company, as well as assessment of general presentation of these accounting reports. We believe that the conducted audit provides sufficient basis to express our opinion regarding true and fair nature of the accounting reports identified above and about compliance of bookkeeping and accounting with applicable Russian laws.

6. In course of our audit we failed to obtain sufficient evidence with respect to accounting for operations related to sales of services by Lyuberetski telecommunications node of JSC CenterTelecom for the period from January 1, 2002 through September 30, 2002. JSC CenterTelecom had no information about sales amount and costs of the services rendered, as well as about amount of

accounts receivable due from subscribers of Lyuberetski telecommunications node, as processing of international and long-distance telephone call records, billing and account settlements with subscribers of Lyuberetski telecommunications node of JSC CenterTelecom over the period from January 1, 2002 through September 30, 2002 were carried out by Private JSC Lyuberetski technical and production telecommunications node. Due to the foregoing we were unable to obtain information sufficient to form an opinion about credibility of amounts shown in line 010 "Revenues from sale of goods, products, works, services" and line 020 "Costs of sold goods, products, works, services" of the profit and loss account for 2002 and line 240 "Accounts receivable" of the balance sheet as at December 31, 2002 in the part related to sale of services by Lyuberetski telecommunications node over the period from January 1, 2002 through September 30, 2002.

7. In our opinion apart from adjustments (if any) that could have been proved necessary, if we had been able to check the circumstances described in paragraph 6 above, accounting and bookkeeping with respect to preparation of accounting reports marked by the words "As at the reporting period end taking into account data on merged companies" and "Over the reporting period" of JSC CenterTelecom in 2002 met requirements of the Federal Law On accounting #129-FZ of November 21, 1996 and the said accounting reports (financial statements) prepared according to this law give a true and fair view in all material aspects of the financial position of JSC CenterTelecom as at December 31, 2002 and results of its financial and business activities over the period from January 1, 2002 through December 31, 2002.

8. As indicated in the unaudited Section 6 "Comparability of accounting reports", JSC CenterTelecom underwent a re-organization on November 30, 2002 by way of merging into it a number of telecommunications companies of Russia's Central and Central Black Soil areas. We have not audited the comparative financial statements or any part of them marked by the words "As at the reporting period start taking into account data on merged companies" and "Over the same period of the previous year taking into account data on the merged companies" and "Over the reporting period taking into account data on the merged companies". These statements were included into the attached accounting reports exclusively for the purpose of comparable financial data presentation.

9. Without qualifications in our opinion we draw your attention to the fact that as at December 31, 2002 short-term liabilities of JSC CenterTelecom exceeded its current assets by RUR2,248,894 thousand, and to Section 4 "Analysis and evaluation of the balance sheet structure" of the explanatory notes where a description of the liquidity ratios and management plans to improve the liquidity qualities is given.

10. The attached financial statements are not intended to present the financial position and results of operations according to accounting methods or principles generally accepted in countries and administrative-territorial entities other than Russia. Therefore, the attached financial statements are not intended for those not familiar with the Russian principles, procedures and methods of accounting and bookkeeping.

April 28, 2003
Dmitri E. Lobachev
Partner
Yaroslav A. Vershinin
Certificate of Qualification for general audit #034756
valid till December 28, 2003

ANNEXES
Accounting reports for 1Q2003

ACCOUNTING POLICIES

Annex 1
to the Order of the General Director of JSC CenterTelecom #864 of December 27, 2002

STATEMENT OF ACCOUNTING POLICIES OF JOINT-SROCK CENTRAL TELECOMMUNICATION COMPANY FOR 2002

Moscow 2001

TABLE OF CONTENTS

INTROGUCTION

This statement of accounting policies of Joint-Stock Central Telecommunication Company (henceforth the Organization) was developed according to provisions of legislation of the Russian Federation on accounting.

For the purposes of this Statement, by Accounting policies of the Organization are meant a consistent system of principles, organizational rules and technical implementation of book-keeping (initial records, valuation techniques, grouping in the course of business and resulting summary of facts of financial and business operations) developed, validated and disclosed for various users by the Organization in order to ensure provision of current, updated, comprehensive, true and fair financial and management information.

In those situations where the accounting regulations of the Russian Federation do not provide for specific bookkeeping rules regarding a specific issue, the relevant bookkeeping principles of accounting policies were developed independently based on the applicable regulations on accounting.

The accounting policies of the Organization shall ensure:

- *compliance with basic principles of accounting, such as entirety, timeliness, prudence, priority of content over the form, no contradictions, rationality;*
- *meeting general requirements regarding accounting: information should be complete, essential, neutral, unbiased, comparable, consistent;*
- *true and fair reports compiled by the Organization: accounting, tax, management, and statistical reports;*
- *uniformity of procedures in organizing and implementing accounting practices both in the Organization as a whole and in each of its separate units;*
- *current operation status and flexibility of response of the accounting system to changes in the business environment, including amendments in applicable law and regulations.*

This policy statement alongside with general mandatory requirements and rules specific features of the telecommunication Organization are taken into account:

- *internal rules regulating accounting process given the specifics of the telecommunications industry;*
- *existence of a number of separate operating units, in some cases located at a great distance from the central management office of the Organization;*

The Policy Statement successively lays out techniques and procedures adopted for the Accounting Policies. Understanding these is essential for an interested user of the accounting reports to credibly assess the financial position, cash flow, or financial results of the Organization's operations.

Bookkeeping arrangements chosen by Company for stating these policies shall be approved by the General Director's order and are applicable as of January 1, 2003.

This statement should be a guide for all officers and employees whose activity is connected to matters regulated by the accounting policies:

- *top managers of the Organization;*
- *top managers of subsidiaries responsible for implementation and status of bookkeeping in the units under their supervision;*
- *staff members of divisions and departments responsible for timely development, revision, and advice of regulatory and reference information of the actual performers;*
- *staff members of all divisions and departments responsible for timely provision of relevant original supporting documents to the accountant office;*
- *staff of accountant office responsible for timely and duly performance of all bookkeeping and accounting works and compilation of all reports in true and fair manner;*
- *other employees.*

The accounting policies are adopted for the year 2003 and not to be amended unless the following occur:

- *re-organization of the Organization (merger, acquisition, split, etc.);*
- *change of owners;*
- *changes in the Russian law or in the regulations of accounting and tax issues of the Russian Federation;*
- *development of new accounting techniques by organization;*
- *material changes in the business environment due to reorganization, change of owners, changes of business activities, etc.*

Changes introduced into the text of the Statement on the Accounting Policies shall be reviewed by the Board of Directors and approved by the General Director of the Organization.

Changes of the accounting policies shall be effective as of January 1 of the year, following the year, when the changes were approved.

Responsibility for compliance with accounting policies as stated in these Regulations shall lie with the Chief Accountant (general Director) of the Organization.

1. ORGANIZATIONAL ASPECTS of the ACCOUNTING POLICIES.

1.1 General information about the telecommunication Organization.

Principal activities of the Organization are set forth in its Charter.

There are three levels of management in The Organization, viz.:

- *central management;*
- *regional branches-subsidiaries;*
- *structural units.*

Subsidiaries act pursuant to Regulations approved as required.

Apart from subsidiaries there are 115 separate structural divisions/units.
A full list of separate units included into The Organization is shown n Annex 1 to these Regulations.

2.1 Principal tasks of book-keeping and accounting in The Organization

Pursuant to the requirements of accounting regulations of the Russian Federation and given the organizational structure and actual conditions of doing business the principal tasks of accounting in The Organization are:

- *gathering and compilation of full and credible information on activities of the Organization and its property status necessary for internal users of accounting data: managers, officers, founders, participants and owners, as well as for external users, like investors, creditors, and other users of accounting reports;*
- *control over the existence and movements of property, utilization of material, labor and financial resources (including those in accordance with approved norms, targets, and budgeting);*
- *prevention of negative business activity results and identification of internal resources of the Organization to ensure financial stability ;*
- *drawing up information required for accurate and timely evaluation and payment of taxes, levies, and other mandatory payments;*
- *preparation of special forms of accounting reports for the corporate management system.*

1.2 Principles of organizing accounting units.

The term "accounting unit" refers to the set of structural entities and staff members performing original data gathering, its processing and analysis, and on its basis drawing up reports for various user groups.

By a specialized accounting group is meant a structural unit of the Organization performing data gathering, processing and grouping of information in the form of composite registers at the analytical and synthetic levels, entering records into the accounts. Depending on the level of the Organizational structure the specialized accounting entity includes: accounting office, tax department, consolidated accounting group, etc.

Functional units (for instance, linear and cable plant, transportation, customer relations department, etc.) perform data gathering and processing of original supporting information to be further registered in the accounting system.

At each management level accounting department ensures gathering and processing of information in order to provide users with data required for elaboration, justification and making of decisions at their level of management, and to provide staff at higher levels of management with information required for elaboration, justification and making of decisions at the higher levels of management.

Regulations on the accounting department regulate the principles of separation of powers and division of responsibilities at each management level (vertically) and inside each management level (horizontally). The same regulations identify the structure, functions, and tasks of the specialized and functional accounting units. Distribution of duties and relationships between specialized and functional accounting units are determined by regulations on the organizational principles of accounting and document flow regulations.

Organization and implementation of accounting are assigned to the specialized accounting unit with the Organization's chief accountant in charge. The Organization's accounting service includes accounting offices of units directly led by chief (head) accountants of these units. The accounting office of the Organization's Directorate performs the duties of the central accounting office.

1.3 Document flow arrangements and technology and processing of accounting information

In the Organization rules and arrangements of document flow, schedule of document flow, technology of processing of original accounting data, including:

- *creation of original documents;*
- *verification of the original documents;*
- *provision and terms for their submitting for reflection in the accounts;*
- *transfer of documents to archives*

shall be governed by Regulations on document flow.

Unified forms of accounting of original documents as approved by Goskomstat of the Russian Federation shall be applied in the Organization.

Where for recording of financial and business transactions no unified forms are not established, independently developed forms of original records (including those featuring in Regulations on the document flow) containing mandatory details specified by the Federal Law #129-FZ On accounting of November 21, 1996 shall be applied.

The right to sign original record document is determined by internal organizational-administrative documents.

1.4 Arrangements and procedure of taking stock of property and liabilities.

Any and all property and obligations (liabilities) of the Organization regardless of the location are subject to stock-taking exercise.

Stock-taking in The Organization shall be carried out as follows:

- *fixed assets – at least once in two years as on November 1 of the reporting year;*
- *intangible assets – annually as at December 1 of the reporting year;*
- *incomplete capital construction and other capital expenditures – annually as at November 1 of the reporting year;*
- *raw materials, other materials, equipment to be installed, half-finished products, goods, finished products in warehouses – annually as at December 31 of the reporting year;*
- *precious metals – twice a year;*

- *products in progress (unfinished) – quarterly as at the end of the relevant quarter;*
- *deferred income and expenses – annually as at December 31 of the reporting year;*
- *bank account balances - annually as at December 31 of the reporting year;*
- *petty cash in the cashier offices – at least one time a quarter;*
- *long-term financial investments - annually as at December 31 of the reporting year;*
- *short-term financial investments, cash instruments – quarterly as at the end of the relevant quarter;*
- *debtors and doubtful debt provisions – quarterly as at the end of the relevant quarter;*
- *creditors (settlements with telecommunications operators) – quarterly as at the end of the relevant quarter, with other creditors – annually as at December 31 of the reporting year;*
- *tax payments and mandatory transfers to the budget and out-of-budget funds – at least once a year;*
- *settlements under specific target financing - annually as at December 31 of the reporting year;*
- *intra-organizational settlements – at least once a quarter;*
- *settlements with employees, advance holders - annually as at December 31 of the reporting year;*
- *provisions for contingent obligations, for devaluation of investments in securities, for devaluation of tangible items - annually as at December 31 of the reporting year.*

In order to perform stock-taking of property and liabilities of the Organization standing inventory commissions are established in the Directorate and regional subsidiaries management of the Organization with personal membership to be approved by:
for the Directorate the Organization – by the General Director;
for a regional subsidiary – by the subsidiary's director.

Arrangements for preparation and conduct of stock-taking of the property and obligations of the Organization is determined by the Guidelines for stock-taking of assets and liabilities and for measures to ensure preservation of assets.

1.5 Procedure of preparation of accounting reports
Accounting reports of the Organization are prepared according to the guidelines and at the dates set forth by the Federal Law #129-FZ of November 21, 1996 On accounting stipulating book-keeping and accounting procedures.

Accounting reports of the Organization shall be composed by the General accounting office of the Directorate of the Organization based on the generalized composite information regarding assets, liabilities and results of operations taking into account information provided by the accounting offices of regional subsidiaries.

Forms developed by the Organization taking into account recommendations laid down in appropriate guidelines shall be used in the process of drawing up the accounting reports.

Internal forms of accounting, as well as specific schedule to submit them are shown in the internal guidelines on the drawing up of the Organization's accounting reports.

1.6 Working chart of accounts of the Organization
A unified single working chart of accounts to be mandatory applied by all staff members of the specialized accounting unit shall be used in the accounting system of the Organization (Annex 1).

2. PRACTICAL ISSUES of ACCOUNTING POLICIES
2.1 Intangible assets accounting
The amounts of depreciation charges on the intangible items are determined monthly based on the norms calculated on the basis of their original cost and useful service periods by the straight-line method.

Expected span of useful life of intangible assets shall be determined upon posting them on accounts by a specially set up commission and approved by the General Director.

The cost of an intangible asset is written down through accrued amortization charged to account 05 Amortization of intangible assets.

Accounting rules for intangible items are set forth in Guidelines for intangible asset accounting.

2.2 Fixed asset accounting
No revaluation of fixed assets shall be performed in 2003.

Depreciation charges of fixed assets are calculated by a straight-line method based on the their original or present (replacement) value (if revaluation took place) and depreciation norm, given the useful service period of the fixed asset in question.

Useful service periods of a group of similar items of fixed assets are defined by a specially established and shall be approved the General Director of the Organization.

Regarding the acquired fixed assets previously in use depreciation rates are defined given the duration of actual usage the asset and expected useful service period of the asset in the Organization.

Items of fixed assets valued at less than RUR10,000 (inclusive) per unit, as well as books, brochures, and suchlike publications acquired as of January 1, 2002 are written off as production expenses (purchase expenses) as they are put into usage or production applying account 02 Fixed asset depreciation.

Capital construction facilities in provisional operation prior to their putting in normal permanent service, and real estate items, where documentation are missing certifying state registration of real estate in cases provided for by the applicable legislation, shall be depreciated as of the first day of the month following the month the actual usage started.

An accelerated depreciation rate is applied to assets received under lease contracts, specified by the relevant contract, but not greater than 3.

Expenses on all types of repair are included into the costs of the period where they were incurred. No provisions for deferred repair costs are made.

Accounting rules for fixed asset items are set in Guidelines for fixed asset accounting and Guidelines for capital construction accounting.

2.3 Inventory accounting
The actual cost of inventories for the purpose of accounting in the Organization is formed using account 15 Procurement and acquisition of tangible items and account 16 Deviations in the cost of tangible items.

Accounting for inventories in accounts 10 Materials and 14 Goods is based on accounting prices.

Inventories (raw and other materials, goods) are accepted for accounting purposes at the accounting value, by which the following is meant:

- *the price of the seller according to supply (sale-purchase) contract, if inventories are purchased for a price;*
- *the actual production costs, if an inventory item was produced in the Organization;*
- *a money valuation agreed by the founders (members) of the Organization taking into account requirements of the Law on Joint-Stock Companies, if an inventory item was contributed into the charter (contribution) capital;*
- *present market value at the date of making an entry into the book, if an inventory item was received according to a deed of gift (free of charge), and left after retirement of fixed assets and other property;*
- *the value of assets transferred or to be transferred to the Organization pursuant to contracts stipulating non-monetary contribution (payment) in respect of obligations;*

Transportation and procurement expenses (TPE) and expenses to render materials to condition when they are usable in the Organization's purposes, shall be posted in accounting books in account 16 Deviations in the cost of tangible items regardless of the share of TPE or magnitude of deviations to the accounting value of the material;

Expenses of procurement and transportation of goods intended for sale through wholesale and retail channels up to the Organization's warehouses are included in handling expenses.

Manufactures products are posted at actual manufacturing cost without using account 40 Output of products (works, services).

Valuation of retiring inventory items is made in the following manner:
The following assets are valued at the average costs:
- *raw materials:*
- *other materials;*
- *finished products;*
- *goods for resale;*

At the unit cost:
- *precious metals.*

Accounting of inventories is regulated by Guidelines on inventory accounting.

2.4 Translation into roubles of values of assets and liabilities expressed in foreign currency.
Translation of the values of petty cash amounts in the cashier office of the Organization, balances of accounts with credit organizations, money and payment documents, short-term securities, amounts of settlements with legal entities and natural persons (including borrowing), balances of specific target financing funds, received from the budget or from foreign sources in the framework of programs of technical assistance to the Russian Federation or other assistance programs pursuant to concluded agreements (contracts), expressed in terms of foreign currency into rouble amounts is made at the date of foreign currency transaction, and at the date of accounting data reporting.

2.5 Revenue posting procedure
For the accounting purposes ordinary activities of the Organization are divided into core and non-core activities.

By core activities are meant those directly related to telecommunication service provision. All other activities are deemed non-core.

The following operations are recognized as ordinary activities:
Core activities:
- *urban telephone service:*
  - *provision of access to urban telephone networks,*
  - *provision of a local telephone connection (local call) to subscribers of fixed line service in urban areas (provision of a subscriber line for use in urban areas, carrying local traffic),*
  - *provision of a local connection initiated from an urban pay-phone,*
  - *provision for use of tie-lines and dedicated lines;*
  - *other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).*
- *rural telecommunications service:*
  - *provision of access to rural telephone networks,*
  - *provision of a local telephone connection (local call) to subscribers of fixed line service in rural areas (provision of a subscriber line for use in rural areas, carrying local traffic),*
  - *provision of a local connection initiated from a rural pay-phone,*

- *provision for use of tie-lines and dedicated lines,*
- *other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).*

• *domestic long-distance and international telephone service:*
- *establishing a long-distance telephone connection,*
- *provision of a long-distance telephone call using a pay-phone,*
- *establishing an international telephone connection,*
- *provision of an international telephone call using a pay-phone,*
- *provision of domestic long-distance and international circuits,*
- *other domestic long-distance and international telecommunications services (conference calls, general maintenance, etc.);*

• *document transmission:*
- *internal telegrams,*
- *international telegrams,*
- *provision of telegraph channels;*
- *dedicated subscriber telegraphing,*
- *data transmission,*
- *telematic services,*
- *newspaper page transmission,*
- *other document transmission services*

• *wireless services;*
• *sound program broadcasting;*
• *TV service*
• *wireline multicast*
- *provision of wireline subscriber access point for sound multicast,*
- *provision of access to wireline multicast network,*
- *other wireline multicast services.*

non-core activities
- *provision of the Organization's assets for lease;*
- *transportation services;*
- *manufacturing of telecommunications products;*
- *trading services;*
- *catering services;*
- *construction services;*
- *information and computing services;*
- *publishing services (publishing of directories, newspapers);*
- *information provision services;*
- *intermediary services (agency, commission);*
- *services to provide access to electric power sources;*
- *education services;*
- *security guard services;*
- *intermediary services;*
- *general public services;*
- *recuperation facility services;*
- *advertising activity;*

• *other activities meeting the above criteria.*

Note: The Organization compiles the list of non-core activities on its own.

Revenues other than generated by core activity are deemed other revenues.

Accounting procedures are laid down in Guidelines for revenue accounting.

2.6 Expense posting procedure

For expense accounting purposes ordinary activities (operations) of the Organization are divided into core activities and non-core activities.

Separate cost accounting according to types of services, works and manufactured products which are items of calculation is implemented in the Organization.

In order to allocate expenses for the core activity types across calculation items in the Organization a technique of production process expense accounting is implemented.

A production process is a uniquely identified activity (series of operations or a combination of functions and tasks) unlimited in terms of duration and giving a discernable result.

In order to allocate expenses across calculation items processes are divided into main production processes, auxiliary production processes and joint processes.

Main production processes are those intended directly for telecommunications service provision.

Auxiliary processes are required for fulfillment of main and joint production processes, and related connected indirectly to telecommunications service provision.

Joint production processes are required for fulfillment of main production processes but not connected to telecommunications services provision.

Actual real production data of the Organization is the basis for allocation of expenses. These actual performance parameters are specified in Expense accounting guidelines.

All expenses related to core activities are deemed indirect expenses, i.e. allocated across the calculation items, and are accounted for in the context of production processes.

Core activity expenses are posted to account 30 Main production processes, and account 31 Auxiliary production processes.

Expenses related to non-core activity are charged to account 23 Auxiliary processes, account 29 Production facilitating processes and sites, and account 44 Sales expenses in the context of activity types.

A full cost calculation and costing shall be performed for services rendered, performed works, manufactured products without specifying administrative and commercial expenses.

Costing of joint production processes is posted to account 32 Joint production processes.

Costs and expenses accumulated on account 31 Auxiliary production processes are allocated between main and joint production processes on accounts 30 Main production processes and 32 Joint production processes based on the data about allocation bases provided by operation units of the Organization at the end of an accounting period.

Expenses accumulated on account 30 Main production processes are allocated to account 20 Main production according to calculation items (services) based on the data on the allocation bases provided by operation units at the end of an accounting period, and to account 33 Equipment operation costs according to the equipment types of an conventional digital network, the data being provided by engineering departments annually. Allocation of costs and expenses across equipment types is effected in accordance with calculated data provided by technical departments, regarding shares of specific equipment type utilization in the main production processes.

Expenses accumulated on account 33 Equipment operation costs are allocated to account 20 Main production according to data on calculation items (services) based on the data provided by technical departments on the capacity and duration of usage of each equipment type in rendering specific service calculated at each year start or in case of significant changes in telecommunications network topography.

For the purpose of costing services, works, products of non-core activities actual expenses for services rendered, performed works and manufactured products delivered to warehouse, accumulated on accounts 23 Auxiliary production and 29 Production facilitating processes and sites are posted to account 43 Finished products (in case of finished product output), to relevant production process accounts (in the case of service rendering or performance of works for core activities), or to account 90 Sales, sub-account 90-04 Costs of sales for non-core activities (in case of wayside service rendering or performance of works).

Expenses allocated to account 32 Joint production processes are posted at the end of an reporting period to account 20 Main production, and account 29 Production facilitating processes and sites across the calculation items (services, works, products) pro rata to the amounts of expenses posted to the appropriate account.

Expenses for telecommunications services rendered, accumulated by service type on account 20 Main production are posted in full at the end of a reporting period to account 90 Sales sub-account 90-02 Cost of sales (core activities) with breakdown by calculation items (services).

Accounting and cost calculation and allocation for products (works, services) of non-core activities shall be determined by the Organization independently according to recommendations of industry regulations governing these issues in those industries to which the specific activity type belongs.

2.7 Deferred expenses accounting
Deferred expenses are expenses recognized in the reporting period but which cannot be included in the costs of sold services, works, products of this period, e.g.:

- *expenses incurred in introducing new production or product types before any sale of them is made;*
- *expenses on vacation payments in respect of future periods;*
- *license purchasing expense;*
- *property insurance expenses;*
- *expenses related to procurements of software and databases according to sale-purchase contracts or swap agreements, if the assets in question do not meet intangible asset conditions;*
- *other.*

Deferred expenses are written down evenly through relevant sources to cover expenses in the period to which they are allocated. If it is proved impossible to define the period in which the deferred incurred expenses should be written off, the period shall be determined by a special commission and approved by an order of the General Director.

Deferred expenses accounting provisions are laid down in Expense accounting guidelines.

2.8 Settlement accounting
Settlement through non-monetary funds shall be posted separately using account 76.15.

The Organization shall transfer long-term indebtedness (accounts payable and receivable) to short-time debt items at the moment when pursuant to terms and conditions of relevant agreements 365 days are left before the debt falls due.

Accounting for credits and loans received.

The Organization shall transfer the long-term indebtedness on outstanding credits and loans to short-term debt (into relevant sub-account of account 66 Settlements under short-term credits and loans) at the moment when according to the terms of the credit and/or loan agreement 365 days are left before repayment of the principal.

If the Organization is granted a loan under an agreement which provides for a regular repayment by installments of the loan amount, as 365 days are left before a repayment of the falling due part of the loan, the amount falling due in 365 days will be transferred to short-term debt items into relevant sub-account of account 66 Settlements under short-term credits and loans.

In the event that a short-term loan agreement is extended or the due date of repayment of a short-term part of a long-term loan is put off in such a way that the maturity of the loan or the said part of it is over 365 days, the debt amount shall be transferred from short-term liabilities to long-term liabilities (to the relevant sub-account of account 67 Settlements under long-term credits and loans.

Payables due to creditors including that on issued (sold) debt instruments shall be entered into operating expenses account of the reporting period when the expenses were charged pursuant to terms and conditions of the relevant contract (securities issue).

Additional expenses related to received credits and loans, placement of debt instruments are posted to operating expenses of the period when the said expenses were incurred.

Accounting for loans and credits is described in Loan and credit accounting guidelines.

2.10 Internal intra-corporate settlement arrangements and submitting information by separate units.
In order to arrange internal settlements inside the Organization in The Organization account 79 Intra-corporate settlements shall be used.

All financial and business transactions conducted between units of the Organization are conducted pursuant to notice (letter of advice) through the upper management level. Transactions between structural units of the Organization shall be conducted through relevant regional subsidiaries. Transactions between regional subsidiaries shall be conducted via the Directorate of the Organization. Exempted from this rule are transactions for supply of units with tangible items if the organization chart of the relevant regional subsidiary provides for a specific procurement department. In the latter case transactions for transfer of tangible items shall be conducted directly between the specific procurement department and other units.

Intra-corporate transactions and arrangements for their completion are regulated by an internal document – intra-corporate settlement accounting guidelines.

2.11 Arrangements for creation of specific target funds.
The Organization shall not create funds at the expense of its disposable profit unless creation of such funds is stipulated by foundation documents.

In the latter case arrangements for creation of such reserves are laid down based on a resolution of a general meeting of shareholders taking into account provisions of the Law on Joint-Stock Companies.

Accounting and appropriation of the undistributed profit are described in Capital accounting guidelines.

2.12 Built-up and appropriation of reserves
The Organization shall establish the following reserves:

- provisions to cover devaluation of investment in securities;
- doubtful debt provisions (quarterly);
- provisions to cover devaluation of tangible items (as at the end of a reporting year);

- *contingent liabilities provisions.*

Amount of provisions is set as a mean of an interval, the estimate being the mean of the maximum and minimum of the interval values.

Arrangements for formation of reserves are laid down by reserve formation guidelines.

2.13 State aid accounting (in respect of budget allocated funds).
Funds allocated from the state budget (subsidies, transfers from budget) are accepted for accounting purposes as the funds or non-monetary resources are actually received.

Arrangements for budget allocated fund accounting are laid down by target financing accounting guidelines.

2.14 Financial investment accounting
For the accounting purposes financial investments are distinguished by investment type and maturity.

Upon sale or other retirement including redemption of securities valuation of issued securities shall be made at the initial purchase price (FIFO), redeemed debt instruments not issued for circulation are valued at the actual price.

By term to maturity financial investments are divided into:
- *long-term – those investments made with the intention to receive income on them for over 12 months from the accounting date, unless they mature after less than 12 months from the reporting date;*
- *short-term;*
- *investments made without intention to receive income on them for over 12 months;*
- *investments with maturity within 12 months from the reporting date;*
- *securities acquired solely for resale, regardless of their term to maturity.*

Long-term investments shall be reclassified as short-term ones:
- *in the event that initial intention to receive income within following 12 months is changed;*
- *if term to maturity becomes less than 12 months from the reporting date;*

Short-term financial investments maturing after over 12 months from the reporting date shall be treated as long-term ones (and be posted on the relevant sub-account) if the initial intention to receive income on them for not more than 12 months is changed.

Determination of the investment class (long- or short-term) shall be made by an expert (unit) appointed by an order of the General Director and stated in a document to be submitted to the chief accountant office according to the form specified by the Organization.

As far as debt instruments are concerned the difference between the actual acquisition cost of securities and par value is not posted to financial results.

Financial investment accounting is regulated by Financial investment accounting guidelines.

2.14 R&D accounting
Straight line method is employed to write-down R&D expenses.

Term for implementing results of R&D is set at 3 years.

Joint-Stock Company Central Telecommunication Company
INN 5000000970

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	0710001
As of **March 31, 2003**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

ASSETS	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	297	53
patents, licenses, trademarks (brand names), other similar rights and assets	111	297	53
organizational expenses	112	-	-
business standing of the Company (goodwill)	113	-	-
Fixed assets (01, 02, 03)	120	17,549,250	17,985,443
land and natural resources utilization facilities	121	1,942	2,513
property, plant and equipment	122	16,596,553	17,023,320
Incomplete construction facilities (construction in progress) (07, 08, 16, 61)	130	1,878,032	1,924,564
Income yielding property investment (03)	135	1,892	1,870
property for lease	136	-	-
property to be provided under hire contracts	137	1,892	1,870
Long-term financial investment (06,82)	140	123,959	124,127
investment in daughter companies	141	91,162	91,162
investment in subsidiaries/affiliates	142	12,005	7,630
investment in other organizations	143	8,162	3,996
loans granted to organizations for a term of over 12 months	144	2,533	8,030
other long-term financial investments	145	10,097	13,309
Other non-current assets	150	-	9,572
TOTAL on Section I	190	19,553,430	20,045,629
II. CURRENT ASSETS			
Inventories	210	647,308	755,221
raw materials, auxiliary and other suchlike assets (10,12,13,16)	211	485,581	517,607
cattle/livestock kept for feeding (11)	212	7	7
expenses on unfinished products (in circulation overheads) (20, 21, 23, 29, 30, 36, 44)	213	252	2,774
finished products and goods for resale	214	38,416	38,214
shipped products (45)	215	200	167
prepaid expenses (31)	216	122,852	196,452
other inventory and expenses	217	-	-
VAT on acquired valuable items (19)	220	789,585	740,299
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	42,568	46,146
customers and buyers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
debt of subsidiaries and affiliates (78)	233	-	-
advance payments made (31)	234	26,213	28,419
other receivables	235	16,355	17,727
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	1,998,686	2,294,138
customers and buyers (62, 76, 82)	241	1,258,945	1,380,657
notes receivable (62)	242	386	316

debt of subsidiaries and affiliates (78)	243	6,199	9,511
overdue unpaid contributions of shareholders (founders) into the Charter (legal) capital (75)	244	-	-
advance payments made (61)	245	425,655	618,750
other receivables	246	307,501	284,904
Short-term financial investment (56, 58, 82)	250	2,294	2,230
loans granted to organizations for a term less than 12 months	251	2,257	2,193
shares of the Company repurchased from shareholders	252	-	-
other short-term financial investment	253	37	37
Cash and cash equivalents	260	303,874	388,794
cash funds (50)	261	11,378	12,399
accounts current (51)	262	239,439	324,004
currency accounts (52)	263	13,410	476
other cash (55, 56, 57)	264	39,647	51,915
Other current assets	270	-	-
Total for Section II	290	3,784,315	4,226,828
GRAND TOTAL (sum of lines 190 and 290)	300	23,337,745	24,272,457

LIABILITIES	**Line code**	**As at the reporting period start**	**As at the reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Charter (legal) capital (85)	410	631,200	631,200
Additional capital (87)	420	6,405,534	6,405,534
Reserves (86)	430	27,838	27,838
reserves allocated pursuant to effective legislation	431	27,838	27,838
reserves formed according to founding documents (charter)	432	-	-
Social fund (88)	440	-	-
Specific target financing and receipts (96)	450	-	-
Retained profit of previous years (88)	460	6,986,003	6,986,003
Not-covered loss of previous years (88)	465	-	-
Retained profit of the reporting period (88)	470	-	381,175
Not-covered loss of the reporting year (88)	475	-	-
TOTAL for Section III	490	14,050,575	14,431,750
IV. LONG-TERM LIABILITIES			
Loans and credits(92, 95)	510	1,944,461	1,922,284
bank credits to be repaid in over 12 months from the reporting date	511	981,013	968,758
loans to be repaid in over 12 months from the reporting date	512	963,448	953,526
Other long-term liabilities	520	1,325,339	1,502,087
TOTAL for Section IV	590	3,269,800	3,424,371
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2,398,253	2,597,543
bank credits with maturity within 12 months after the reporting date	611	1,654,894	1,828,545
loans to be repaid within 12 months after the reporting date	612	743,359	768,998
Accounts payable	620	3,196,772	3,372,215
suppliers and contractors (60, 76)	621	1,664,699	1,626,694
notes payable (60)	622	37,025	35,394
debt to subsidiaries and affiliates (78)	623	-	18
debt to employees (70)	624	135,470	206,734
debt to state off-budget funds (69)	625	73,684	103,445
debt to budget (68)	626	433,301	557,714
advance payments received (64)	627	454,186	420,374
other payables	628	398,407	421,842
Overdue income payments to shareholders (founders) (75)	630	31,074	24,025
Income of future periods (83)	640	391,271	422,553
Provisions for future expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for Section V	690	6,017,370	6,416,336
GRAND TOTAL (sum of lines 490, 590, and 690)	**700**	23,337,745	24,272,457

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
Leased fixed assets (001)	910	275,046	289,116
including leasing	911	512,329	643,816
Goods and other tangibles accepted for safe custody (002)	920	7,418	8,023
Equipment to be installed	922	29,247	747
Goods accepted on commission (004)	930	15	10
Debt of insolvent debtors written off as a loss (007)	940	241,361	242,714
Security/collateral of liabilities and payments, received (008)	950	1,296,451	1,352,174
Security/collateral of liabilities and payments, granted (008)	960	3,938,941	4,202,377
Depreciation of housing facilities	970	22,008	22,653
Depreciation of external building/land improvement and other similar facilities (015)	980	831	882
Forms of reporting under strict control and accountability	990	31,473	26,540
Leased out fixed assets	991	27,660	26,769
Tools and appliances	992	182,987	197,538
Devices designed for payments in respect of telecommunications services	993	12,477	26,789

PROFIT and LOSS ACCOUNT
(According to the Russian Accounting Standards)

			Codes
		Form 2 by OKUD	0710002
As at **March 30, 2002**		Date (year, month, day)	
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	01140111
Taxpayer Identification Number		INN	5000000970
Business activity	**Provision of telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	48/30
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	

On shipment basis

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
I. Ordinary activity revenues and expenses			
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	10	4,506,807	3,690,373
including sales of telecommunications services	11	4,430,741	3,625,002
Costs of sales of goods, products, services, works	20	(3,336,218)	(2,714,932)
including costs of telecommunications services	21	3,288,985	2,669,036
Gross profit	29	1,170,589	975,441
Selling expenses	30	-	-
General and administrative expenses	40	-	-
Profit (loss) from sales (line 010 less lines 020, 030, and 040)	50	1,170,589	975,441
II. Operating income and expenses			
Interest receivable	60	984	307
Interest payable	70	(162,629)	(132,199)
Income from participation in other organizations	80	19	-
Other operating income	90	12,210	23,869
Other operating expenses	100	(291,243)	(155,172)
III. Non-operating income and expenses			
Non-sales income	120	73,185	38,946
Non-sales expenses	130	(216,239)	(189,060)
Profit (loss) before tax (sum of lines 050, 060 080, 090, and 120 less lines 070, 100, and 130)	140	586,876	562,132
Profit tax and other similar mandatory payments	150	(205,691)	(154,423)
Operating profit (loss)	160	381,185	407,709
IV. Extraordinary income and expenses			
Extraordinary income	170	2	-
Extraordinary expenses	180	(12)	-
Net profit (undistributed profit (loss) of the reported period (lines 160 and 170 less line 180)	190	381,175	407,709

Explanation of some profit and loss items

Description	Line code	Over the reported period		Over the same period previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.	210	4,428	(267)	3,827	(2,013)
Profit (loss) of previous years	220	5,286	(29,030)	212	(5,262)
Indemnity of losses incurred due to non-performance or improper performance of duties	230	751	(221)	1,045	(626)
Foreign currency translation adjustments	240	48,145	(54,436)	11,824	(51,039)
Reduction in inventory cost as at the end of the reported period	250	-	-	-	-
Written-off accounts receivable and payable for recovery of which law suits cannot be filed due to expiry of the limitation.	260	137	(282)	572	1,729